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                      SECURITIES AND EXCHANGE COMMISSION

                               ----------------

                                   FORM 20-F


    [_]     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

    [X]          ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended March 31, 2000
                         Commission file number 1-8910

                               ----------------

                     NIPPON DENSHIN DENWA KABUSHIKI KAISHA
            (Exact name of Registrant as specified in its charter)

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                (Translation of Registrant's name into English)

                                     JAPAN
                (Jurisdiction of incorporation or organization)

           3-1, OTEMACHI 2-CHOME, CHIYODA-KU, TOKYO 100-8116, JAPAN
                   (Address of principal executive offices)

  Securities registered or to be registered pursuant to Section 12(b) of the
                                     Act:

          Title of each class              Name of each exchange on which
                                                     registered


      Common stock, par value (Yen)50,000
           per share ("Shares")                    New York Stock Exchange*
      American Depositary Shares ("ADSs")          New York Stock Exchange
      each of which represents 1/200 of a
              Share

--------
* Not for trading but only in connection with the registration of ADSs pursuant to the requirements of the Securities and Exchange Commission.

                               ----------------

  Securities registered or to be registered pursuant to Section 12(g) of the
                                     Act:

                                     None

Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act:

                      6% Global Notes Due March 25, 2008

  Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

    Common stock, par value (Yen)50,000           15,834,590 shares

  Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                Yes [X]  No [_]

  Indicate by check mark which financial statement item the registrant has elected to follow.

                           Item 17 [_]  Item 18 [X]

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

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
                                 PART I

ITEM  1--DESCRIPTION OF BUSINESS.........................................    4

ITEM  2--DESCRIPTION OF PROPERTY.........................................   34

ITEM  3--LEGAL PROCEEDINGS...............................................   34

ITEM  4--CONTROL OF REGISTRANT...........................................   35

ITEM  5--NATURE OF TRADING MARKET........................................   35

ITEM  6--EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY
        HOLDERS .........................................................   38

ITEM  7--TAXATION........................................................   40

ITEM  8--SELECTED FINANCIAL DATA.........................................   43

ITEM  9--MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
        RESULTS OF OPERATIONS............................................   44

ITEM 9A--QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK.......   60

ITEM 10--DIRECTORS AND OFFICERS OF REGISTRANT............................   62

ITEM 11--COMPENSATION OF DIRECTORS AND OFFICERS..........................   63

ITEM 12--OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES..   63

ITEM 13--INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS..................   63

                                 PART II

ITEM 14--DESCRIPTION OF SECURITIES TO BE REGISTERED......................   63

                                PART III

ITEM 15--DEFAULTS UPON SENIOR SECURITIES.................................   63

ITEM 16--CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
        SECURITIES.......................................................   64

                                 PART IV
ITEM 17--FINANCIAL STATEMENTS............................................   64

ITEM 18--FINANCIAL STATEMENTS............................................   64

ITEM 19--FINANCIAL STATEMENTS AND EXHIBITS...............................   64

     SIGNATURES..........................................................   66

  In this annual report, except as otherwise specified, "NTT" refers to Nippon Telegraph and Telephone Corporation (hereinafter also sometimes referred to as the "registrant"), "NTT Group" refers to NTT and its subsidiaries and any of their respective predecessors in business, and the "predecessor corporation" refers to Nippon Telegraph & Telephone Public Corporation, which operated the business of NTT prior to April 1985.

  References to fiscal years are to 12-month periods commencing in each case on April 1 of the prior year and ending on March 31 of the year indicated. References to years not specified as being fiscal years are to calendar years.

                                EXCHANGE RATES

  In this annual report, all amounts are expressed in Japanese yen ("(Yen)" or "yen"), except as otherwise specified. Except as otherwise indicated, for convenience of the reader the translations of yen into dollars have been made at the rate of 106 yen to the dollar, the approximate rate of exchange on March 31, 2000, the date of the most recent balance sheet included herein.

  On August 1, 2000, the noon buying rate in New York City for cable transfers payable in yen as announced for customs purposes by the Federal Reserve Bank of New York on such date was $1 = (Yen)109.47.

  The following table sets forth for the periods indicated certain information concerning the exchange rate for Japanese yen and U.S. dollars, based on the noon buying rates for cable transfers in yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York.

                                                        Yen per Dollar
                                               ---------------------------------
Years Ended March 31                            High   Low   Average(1) Year-end
--------------------                           ------ ------ ---------- --------
1995.......................................... 105.38  86.85    98.48     86.85
1996.......................................... 107.29  81.12    96.95    107.00
1997.......................................... 124.54 104.49   113.20    123.72
1998.......................................... 133.99 111.42   123.57    133.29
1999.......................................... 147.14 108.83   127.86    118.43
2000.......................................... 124.45 101.53   110.02    102.73
2001 (through August 1, 2000)................. 109.75 104.19   107.87

--------
(1) The average of month-end rates during the period.

                                    PART I

ITEM 1--DESCRIPTION OF BUSINESS

NTT Group

  NTT Group is the largest provider of wireline and wireless voice, data, Internet and related telecommunications services in Japan and operates one of the largest telephone networks in the world. Its predominant business is providing nationwide telecommunications services. These services fall into seven major classes: telephone services, telegraph services, leased circuit services, data communication facility services, ISDN (Integrated Services Digital Network) services, sale of telecommunication equipment and other services.

  Telephone services are the largest part of the business of NTT Group, representing approximately 61.6% or (Yen)6,394 billion, of total operating revenues of approximately (Yen)10,383 billion in fiscal year 2000. Telegraph services contributed 0.8%, leased circuit services 4.8%, data communication facility services 3.8%, ISDN services 7.9%, sale of telecommunication equipment 11.0% and other services, which include Open Computer Network (OCN) services and system development services, contributed 10.1%, of operating revenues, respectively.

  NTT Group's telephone services consist primarily of local, long distance and wireless services. International telecommunications services were recently added after the adoption of amendments to the Nippon Telegraph and Telephone Corporation Law (the "NTT Law"), allowing NTT Group for the first time to provide consumers with a full range of telephony services. NTT Group is the principal provider of fixed-line services in Japan with approximately 55 million subscribers.

  NTT Group provides cellular telephone services and Personal Handy-phone System (PHS) services through NTT DoCoMo, Inc. ("NTT DoCoMo"), which changed its name from NTT Mobile Communications Network, Inc. on April 1, 2000, and its eight regional subsidiaries (together, "NTT DoCoMo Group"). NTT DoCoMo Group is the largest provider of cellular telephone services in Japan and is one of the largest cellular operators in the world as measured by the number of subscribers, with approximately 29,356 thousand subscribers as of March 31, 2000. NTT DoCoMo is 67.1% owned by NTT. The balance of NTT DoCoMo's shares are owned by public investors.

  NTT Group provides data communication facility services through NTT DATA Corporation ("NTT DATA"). NTT DATA is the leading provider of information communication systems and computer networking in Japan. NTT DATA primarily engages in strategic planning, systems planning and systems design, and installation of information communication systems and computer networks. NTT DATA is 54.2% owned by NTT. The balance of NTT DATA's shares are owned by public investors.

  NTT was reorganized as a holding company effective on July 1, 1999 when the relevant NTT business activities were transferred to NTT's respective wholly-owned subsidiaries, Nippon Telegraph and Telephone East Corporation ("NTT East"), Nippon Telegraph and Telephone West Corporation ("NTT West"), and NTT Communications Corporation ("NTT Communications"). NTT East inherited the intra-prefectural telecommunications services in the Hokkaido, Tohoku, Kanto, Tokyo and Shinetsu regions and related services. NTT West inherited the intra-prefectural telecommunications services in the Tokai, Hokuriku, Kansai, Chugoku, Shikoku and Kyushu regions and related services. NTT Communications inherited the domestic inter-prefectural telecommunications and multimedia network services and related services, and was allowed to enter the international telecommunications business. See "Description of Business-- Reorganization".

  On April 1, 1998, NTT Group became subject to Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information." SFAS 131 requires public enterprises to report certain information about their products and services, the geographic areas in which they operate and their major customers. As a result of the adoption of SFAS 131, NTT Group's results are now segmented according to its four primary lines of business: wireline services, wireless services, data communication services and other services. The wireline segment, which was provided by NTT through June 30, 1999 and which now is provided by NTT East, NTT West and NTT Communications includes telephone services (excluding cellular services and PHS services), telegraph services, leased circuit services, ISDN services and other related services; the wireless segment, provided by NTT DoCoMo Group, includes cellular services, PHS services and other related services; the data communication segment, provided by NTT DATA, includes data communication services and other related services; and the other services segment, provided by other NTT Group subsidiaries, includes the sale of various telecommunications products and other related services. See Footnote 14 to the Notes to Consolidated Financial Statements attached hereto.

History

  In 1985 there were significant changes in the legislative and regulatory framework for telecommunications in Japan, including the introduction of telecommunications reform laws aimed at promoting competition in the telecommunications services market. Prior to April 1, 1985, the predecessor corporation was the sole domestic telecommunications carrier in Japan.

  On April 1, 1985, NTT was incorporated as a limited liability, joint-stock company under the NTT Law and succeeded to all the assets and liabilities of the predecessor corporation. The predecessor corporation was incorporated under the Nippon Telegraph & Telephone Public Corporation Law on August 1, 1952 to take over from the Japanese Government (the "Government") the provision of nationwide telephone, telegraph and related telecommunications services in Japan. All Government-owned assets relating to such services were transferred to the predecessor corporation. In April 1953, the predecessor corporation's international division, which operated Japan's international telephone, telegraph and related telecommunications services, was transferred to a separate corporation, Kokusai Denshin Denwa Co., Ltd. (which merged with Teleway Japan Corporation and changed its corporate name to KDD Corporation ("KDD") in December 1998). NTT owns approximately 8% of the share capital of KDD, the balance being owned by the public.

  At the same time that NTT was incorporated as a private company in 1985, the Telecommunications Business Law (the "Telecom Business Law") opening the Japanese telecommunications services industry to competition came into effect. The Telecom Business Law authorizes the Minister of Posts and Telecommunications ("MPT") to regulate two types of companies: Type I Carriers, which provide telecommunications services through their own circuit facilities, and Type II Carriers, which are telecommunication carriers other than Type I Carriers, for example carriers which provide enhanced or value added network ("VAN") services through circuits leased from Type I Carriers. VAN services may also be provided by Type I Carriers. As of March 31, 2000, there were 249 Type I Carriers and 7,651 Type II Carriers.

  NTT's Shares are listed on the Tokyo Stock Exchange and all other stock exchanges in Japan. In 1994, NTT listed its shares on the New York Stock Exchange in ADR form and listed its shares on the London Stock Exchange.

  On November 24, 1995, NTT capitalized a portion of its additional paid-in capital and effected a 1.02-for-1 stock split thereby distributing to the shareholders of NTT the benefits of the sale of NTT DATA stock. As a result of the stock split, the number of outstanding Shares amounted to 15,912 thousand.

  At the general shareholders meeting on June 29, 1999, the shareholders approved the purchase by NTT of up to 120,000 of its Shares of common stock at an aggregate cost not to exceed (Yen)120 billion, before its next ordinary general meeting of shareholders in June 2000. On July 13, 1999, NTT acquired 48,898 Shares. Of the Shares it repurchased, 48,000 were purchased from the Government of Japan. More recently, NTT acquired an additional 28,512 Shares during the period from February 4 to February 15, 2000. None of these Shares were purchased from the Government of Japan. As a result of these repurchases, the number of outstanding Shares was reduced to 15,834,590. No additional repurchases of Shares by NTT were proposed to, or authorized by, the shareholders at the general shareholders meeting on June 29, 2000. See "Item 5--Nature of Trading Market."

  Pursuant to an amendment to the NTT Law which became effective as of August 1, 1992, foreign nationals and foreign corporations, which were previously prohibited from owning the Shares of NTT, have been allowed to own Shares. However, the aggregate amount of NTT's voting rights which may be owned by foreign nationals and foreign corporations must be less than 20% of NTT's total voting rights. NTT is prohibited from registering ownership of Shares by such persons in excess of such limit. See "Restrictions on Foreign Ownership" in Item 6-- Exchange Controls and Other Limitations Affecting Security Holders. Under the Law Concerning Partial Revision to the Nippon Telegraph and Telephone Corporation Law in June 1997 (the "Revision Law"), this restriction will continue to apply to shares of NTT.

Relationship with the Government

  The Government is required by the NTT Law to own one-third or more of the total number of the outstanding Shares of NTT. However, any increase in the number of Shares attributable to the issuance of new Shares, including Shares issued upon the conversion or exercise of any convertible debentures or debentures with preemptive rights, are not included in calculating the proportion of the Shares held by the Government for this purpose.

  The total number of outstanding Shares of NTT at the time of its establishment was 15,600 thousand. Until October 1986, the Government owned 100% of the outstanding Shares of NTT. Out of the 10,400 thousand Shares held by the Government which were permitted to be sold under the NTT Law, the Government sold 5,400 thousand Shares to a variety of individual and institutional investors during the period from October 1986 through December 1990.

  On December 17, 1990, the Ministry of Finance announced its plan (the "1990 plan") that out of the 5,000 thousand Shares then available for sale under the NTT Law, the Ministry of Finance would sell 2,500 thousand of such Shares at the rate of approximately 500 thousand Shares per fiscal year (with any Shares remaining unsold to be sold in future years based on market conditions), and retain the other 2,500 thousand Shares for the time being. Prior to the offering of Shares in December 1998, no such sales had been made as the Government concluded that market conditions would not permit smooth absorption of the Shares.

  As a result of the 1.02-for-1 stock split on November 24, 1995 following the sale of the NTT DATA stock, the number of outstanding Shares amounted to 15,912 thousand and the number of Shares that the Government was permitted to sell amounted to 5,100 thousand.

  The Government's annual budget for fiscal year 1999 contemplated the sale by the Government of up to 1,000 thousand Shares. On December 18, 1998, the Government sold the 1,000 thousand Shares contemplated to be sold to a variety of individual and institutional investors in a global offering registered with the United States Securities and Exchange Commission (the "SEC") in the form of Shares or American depositary shares ("ADSs").

  The Government's annual budget for fiscal year 2000 contemplated the sale of up to 1,000 thousand additional Shares. On July 13, 1999, NTT repurchased 48,000 Shares from the Government and on November 12, 1999, the Government sold the balance of the 952,000 Shares contemplated to be sold to a variety of individual and institutional investors in a global offering registered with the SEC in the form of ADSs.

  As of March 31, 2000, the Government owned 8,416,855.26 Shares representing 53.15% of NTT's 15,834,590 outstanding Shares.

  On December 20, 1999, the 1990 plan was terminated.

  The NTT Law requires that any disposition of NTT's Shares owned by the Government must be within the limits determined by the Diet in the relevant annual budget. Under the budget for fiscal year 2001, the Government is permitted to sell 1,000 thousand Shares.

  The Government, acting through MPT, also regulates the activities of NTT Group. See "Description of Business--Regulation." In addition, the Government is one of the largest customers of NTT Group. NTT Group transacts business with various departments and agencies of the Government as separate customers on an arm's-length basis. The Government, in its capacity as shareholder, votes at shareholder meetings of NTT and, by virtue of its position as a majority shareholder, theoretically has the power to control most decisions taken at such meetings, although the Government has not used this power to direct the management of NTT. The Government also has the power to take certain actions with respect to the networks of NTT Group in the interests of national security and international relations.

Business Overview and Strategy

  By the end of fiscal year 2000, the number of mobile communications subscribers in Japan exceeded the number of fixed-line subscribers, and demand for mobile communications services continues to grow. The number of Japanese Internet users, including users accessing the Internet through wireless connections, is also expected to increase.

  Higher-speed network services, including access lines, are required to support the increasing sophistication of content, and the fusion between telecommunications and broadcasting is bringing about developments in electronic commerce and of other Internet-based businesses.

  Fixed-line subscribers, on the other hand, will continue to decrease, while the further evolution of Group Centers (GCs, or local switching offices) connection and new market participation by both domestic and foreign companies will create even fiercer competition not only in inter-prefectural telecommunications but also at the intra-prefectural level.

  Further, on-going globalization of the information communications market and the growing seamlessness of services is bringing about dynamic structural change, including the realignment of forces among existing carriers. Expansion of the global market, particularly in terms of mobile communications and IP communications, is sharpening competition among global carriers which view the world as a single market.

  NTT Group's fixed-line telephone business will inevitably fall off in line with the changing market environment, reducing the proportion of total operating revenues derived from fixed-line service. On the other hand, the proportion of total operating revenues derived from mobile communications services and Internet and data communications related services should increase.

  NTT Group's intra-prefectural business faces challenging market conditions brought about by increased competition and the application of a Long-run Incremental Cost Methodology to carrier interconnection fees, the introduction of a price-cap system and other changes in the regulatory framework. NTT East and NTT West are enforcing management efficiency and establishing the necessary business foundations to deal appropriately with changes in the regulatory environment. As part of an overall effort to meet these challenges, NTT East and NTT West are diversifying and reducing charges as a means of responding to the introduction of presubscription and other factors intensifying intra-prefectural competition.

  In inter-prefectural and international telephone businesses, NTT Communications is diversifying services and lowering charges by, for example, expanding and improving bundled services both inside and beyond Japan and otherwise customizing service charges, responding actively to the introduction of a presubscription system and other factors sharpening competition.

  In the mobile communications business, recognizing that the mobile communications market will continue to grow, NTT DoCoMo Group is working steadily to expand business, and is also actively exploring the development of non-voice communications through i-mode and International Mobile Telecommunication 2000 (IMT-2000) in anticipation of strong demand for these services and the inevitable slow down in the growth of voice communications alone.

  In the Internet and data communications related businesses, to deal with the surge in Internet demand, NTT East and NTT West are providing a full range of access services, including not only ISDN but also ADSL and optical access services. One particular focus is the early development of low-cost and diverse optical access services in response to the expected growth in demand for high-speed Internet access, with efforts underway to expand and improve the optic fiber access network.

  The Internet access breakthrough provided by low-cost optical access services will not only increase consumer demand for a higher-speed, higher-volume IP backbone, but is also expected to expand demand for content applications and platforms which form the upper layer of this backbone, as well as strengthening market demand for more sophisticated and diverse services. Anticipating these trends, NTT Group plans to undertake business development through strategic investments and alliances.

  In global businesses, NTT Group will focus on the high-growth areas of mobile communications, IP networks and platforms, expanding its operations into U.S. and European markets from its Asian base.

Principal Business Activities

  NTT Group is the largest provider of wireline and wireless voice, data, Internet and related telecommunications services in Japan. Its predominant business is providing nationwide telecommunications services. NTT Group's services fall into seven major classes: telephone services, telegraph services, leased circuit services, data communication facility services, ISDN services, sale of telecommunication equipment and other services. NTT Group's results are also segmented according to its four primary lines of business: wireline services, wireless services, data communication services and other services. See Footnote 14 to the Notes to Consolidated Financial Statements attached hereto and Item 1--"Description of Business--NTT Group." NTT Group's principal service is providing customers with nationwide domestic telephone service through exchange lines and cellular telephones and PHS. Revenues from each of these classes over the last three years are as follows:

                                                 Years ended March 31,
                                            ----------------------------------
                                               1998        1999        2000
                                            ----------  ----------  ----------
                                                   (Billions of yen)
   Telephone services...................... (Yen)6,306  (Yen)6,300  (Yen)6,394
   % of Total Operating Revenues...........       66.7%       64.8%       61.6%
   Telegraph services...................... (Yen)   92  (Yen)   86  (Yen)   83
   % of Total Operating Revenues...........        1.0%        0.9%        0.8%
   Leased circuit services................. (Yen)  488  (Yen)  507  (Yen)  500
   % of Total Operating Revenues...........        5.2%        5.2%        4.8%
   Data communication facility services.... (Yen)  373  (Yen)  383  (Yen)  397
   % of Total Operating Revenues...........        3.9%        3.9%        3.8%
   ISDN.................................... (Yen)  368  (Yen)  556  (Yen)  819
   % of Total Operating Revenues...........        3.9%        5.7%        7.9%
   Sale of telecommunication equipment..... (Yen)  970  (Yen)1,009  (Yen)1,138
   % of Total Operating Revenues...........       10.3%       10.4%       11.0%
   Other services.......................... (Yen)  853  (Yen)  889  (Yen)1,052
   % of Total Operating Revenues...........        9.0%        9.1%       10.1%

  The following table sets forth certain information concerning NTT Group's principal facilities and operations as of the dates indicated.

                                                        March 31,
                                            ----------------------------------
                                             1996   1997   1998   1999   2000
                                            ------ ------ ------ ------ ------
TELEPHONE SERVICES:
  Telephone subscriber lines (thousands)... 60,774 61,223 60,186 58,277 55,318
  Cellular telephone subscribers
   (thousands).............................  4,936 10,960 17,984 23,897 29,356
  PHS subscribers (thousands)..............    393  1,851  1,906  1,349  1,441
  Public telephones (thousands)............    799    794    777    754    736
TELEGRAPH SERVICES:
  Telegrams (thousands).................... 41,385 40,198 37,564 36,180 34,078
  Telex subscribers (thousands)............     15     12     10      8      6
LEASED CIRCUIT SERVICES*:
  Conventional circuits (thousands)
  NTT......................................  1,001    967    902    822    --
  NTT East.................................    --     --     --     --     448
  NTT West.................................    --     --     --     --     394
  High-speed digital circuits (thousands)
  NTT......................................     57    107    169    228    --
  NTT East.................................    --     --     --     --     244
  NTT West.................................    --     --     --     --     205
INTEGRATED SERVICES DIGITAL NETWORK (ISDN)
 SERVICES:
  INS-Net 64 (thousands)...................    510  1,037  2,286  3,955  6,598
  INS-Net 1500 (thousands).................     10     22     34     48     82
OTHER SERVICES:
  Open Computer Network (OCN) services
   (thousands).............................    --       1    159    478  1,147
  Packet exchange services (thousands).....    466    477    477    463    460
  Frame Relay (thousands)..................      6      4     16     44     75
  Cell Relay...............................    --       0      4      6    301
  Pocket pager subscribers (thousands).....  6,328  5,836  3,908  2,111  1,444
  Facsimile network subscribers
   (thousands).............................    812  1,015  1,127  1,212  1,307
Employees (thousands)......................    231    230    226    224    224

--------
* The calculation method for determining the number of leased circuit services was changed on July 1, 1999 when NTT's business activities were transferred to NTT East, NTT West and NTT Communications.

 Telephone Services

  Revenues from telephone services were 61.6% of operating revenues in fiscal year 2000. NTT Group's telephone services include certain items in the wireline segment, such as telephone subscriber services, public telephones and other related services; certain items in the wireless segment, such as cellular telephones, PHS and other related services; and certain other services. NTT Group is the principal provider of fixed-line telephone subscriber services in Japan, providing approximately 55 million telephone subscriber lines nationwide. NTT Group is also the largest provider of cellular telephone services in Japan with approximately 29 million cellular telephone subscribers. NTT Group provides both local and long-distance telephone services, but until recently did not provide international services. Under the new law relating to the reorganization of NTT, NTT Communications is now permitted to offer international services. See "Description of Business-- Reorganization" and "--Global Businesses".

  (i) Telephone Subscriber Services

  Telephone subscriber service is NTT Group's principal business activity. Due in part to a shift to ISDN services, the number of subscriber lines in service decreased 2.96 million from the previous fiscal year to 55.32 million subscriber lines at the end of the fiscal year 2000. Residential use accounted for approximately 72.9% and business use accounted for approximately 27.1% of telephone subscriber lines.

  Current monthly charges for telephone exchange lines vary according to business or residential use and the number of subscribers' exchange lines in the local calling area, or "Message Area," for local calls. Current call charges for telephone exchange lines vary according to distance, duration, day and time of day.

  Since April 1, 1985, the effective date of the Telecom Business Law, NTT has made numerous rate changes, amounting to an aggregate (Yen)967 billion in rate reductions through March 31, 2000. In certain areas competing Type I Carriers (so called "NCCs" or New Common Carriers) have acquired their market positions mainly by offering long-distance telephone services at rates less than NTT Group's. In fiscal year 1999, NTT Group's share of inter-prefecture calls between all prefectures in Japan had dropped to 51% based on the number of calls. When combined with ISDN services, NTT Group's share of inter-prefecture calls in fiscal year 1999 was 58%. Market share data for fiscal year 2000 is not available.

  In February 1998, NTT reduced the rate for daytime calls over 100 kilometers from (Yen)110/3 minutes to (Yen)90/3 minutes. This rate reduction eliminated price advantages held by NCCs for the first time.

  On April 3, 2000, NTT Communications simultaneously reduced charges for inter-prefectural long-distance calls and international phone calls. This reduction is expected to have an annual impact of (Yen)50 billion on NTT Communications' operating revenues.

  The following tables set forth charges currently applied to telephone subscriber services:

  Installation Fee: (Yen)72,800

   Subscriber line charges (Monthly charges
    per line):
   Number of subscribers in a local area....    400,000  50,000 to  Less than
                                                or more    400,000     50,000
                                             ---------- ---------- ----------
   Residential.............................. (Yen)1,750 (Yen)1,600 (Yen)1,450
   Business................................. (Yen)2,600 (Yen)2,450 (Yen)2,300

  Dialing charges of NTT East and NTT West (Call duration for (Yen)10 from a subscriber telephone)*:

                        8 a.m.-7 p.m.      7 p.m.-11 p.m.**    11 p.m.-8 a.m.
                      ------------------  ------------------  ----------------
   Local area........    3 min. ((Yen)10)    3 min. ((Yen)10)  4 min. ((Yen)10)
   Adjacent area.....   90 sec. ((Yen)20)   90 sec. ((Yen)20)  2 min. ((Yen)20)
   Up to 20 km.......   90 sec. ((Yen)20)   90 sec. ((Yen)20)  2 min. ((Yen)20)
   20 km--30 km......   45 sec. ((Yen)40)   45 sec. ((Yen)40)  1 min. ((Yen)30)
   30 km--60 km......   36 sec. ((Yen)50)   36 sec. ((Yen)50)  1 min. ((Yen)30)
   60 km--100 km..... 22.5 sec. ((Yen)80)   30 sec. ((Yen)60) 45 sec. ((Yen)40)
   Over 100 km.......   20 sec. ((Yen)90) 22.5 sec. ((Yen)80) 30 sec. ((Yen)60)

--------
 *  Amounts in ( ) are charges for 3 minutes.
**  Also includes weekends and holiday daytime calls.

  Dialing charges of NTT Communications (Call duration for (Yen)10 from a subscriber telephone)*:

                            8 a.m.-7 p.m.    7 p.m.-11 p.m.**   11 p.m.-8 a.m.
                           ----------------  ----------------  ----------------
   Adjacent area--20 km..  90 sec. ((Yen)20) 90 sec. ((Yen)20)  2 min. ((Yen)20)
   20 km--60 km..........  45 sec. ((Yen)40) 45 sec. ((Yen)40)  1 min. ((Yen)30)
   60 km--100 km.........  26 sec. ((Yen)70) 45 sec. ((Yen)40) 45 sec. ((Yen)40)
   Over 100 km...........  20 sec. ((Yen)90) 26 sec. ((Yen)70) 36 sec. ((Yen)50)

--------
 *  Amounts in ( ) are charges for 3 minutes.
**  Also includes weekends and holiday daytime calls.

  NTT Group is promoting greater utilization of telephones through marketing and promotion of telephone subscriber services and other network services. At the same time, NTT Group has sought to develop and provide services to satisfy customer needs. This includes "Magic Box," introduced by NTT East and NTT West in July 1999, which records messages at a processing center when a line is busy or when a call is unanswered. The service can also be used for transferring an incoming call to a cellular phone.

  NTT Group offers several optional calling plans to different customer segments. These services include "Telechoice" (a discount plan for toll calls to specified area codes), "Telejozu" (an optional discount calling plan), "Telewise" (a monthly toll-call charge discount service), "Telehodai" (a monthly flat rate for local/adjacent area calls made during midnight/early morning hours used most often for the Internet), "Area Plus" (a service that allows customers to make three-minute calls to adjacent areas, or within a 20 kilometer area, at a cost of (Yen)10 in the daytime ((Yen)10 for four minutes during late night hours and early morning) by paying a fixed monthly fee), and "Time Plus" (a service that enables local calls to be made at a cost of (Yen)10 for five minutes within their own local calling area ((Yen)10 for seven minutes during late night hours and early morning) by similarly paying a fixed monthly fee). In March 2000, NTT East and NTT West started overlapping contracts service for "Area Plus" and "Time Plus" which allows subscribers to obtain both services simultaneously.

  The interconnection of local switches with telecommunications operators, which began during fiscal year 1998 through NTT's Group Centers (GCs, or local switching offices), brought direct competition for local telephone services for the first time. During fiscal year 2000, the rate of interconnection of GC's continued to increase resulting in a GC interconnection rate of approximately 80%.

  (ii) Cellular Telephone Service

  During fiscal year 2000, the market in Japan for cellular telephone services continued to expand, if at a slightly slower pace than prior fiscal years, and the total number of cellular telephone subscribers increased by 23.1% to reach a new high of 51.1 million. While NTT DoCoMo Group subscriber growth rate was not as high as it was in recent years, as a result of the introduction of i-mode and other new products and reductions in monthly and call charges, the number of NTT DoCoMo Group's subscribers rose to 29.4 million, a 22.8% increase over the previous fiscal year. In fiscal year 2000, traffic substantially increased in terms of total hours of use.

  NTT Group's cellular telecommunications and paging businesses, a part of NTT Group's wireless segment, are conducted throughout Japan by NTT DoCoMo Group. NTT DoCoMo Group is Japan's leading mobile telecommunications services provider and is one of the largest cellular operators in the world as measured by total number of cellular subscribers. NTT DoCoMo Group offers a range of high-quality, high-mobility communications services such as cellular telephone services, PHS services, paging services and other specialized mobile phone services (including satellite mobile communications and in-flight telephone services) through its own advanced network. NTT DoCoMo Group also sells cellular telephone terminals, PHS terminals, pagers and related equipment. NTT DoCoMo Group is regulated as a Type I telecommunications carrier and a Special Type II telecommunications carrier.

  Although NTT owns 67.1% of NTT DoCoMo, NTT is not actively involved in the daily management or operations of NTT DoCoMo Group. NTT DoCoMo Group's business operations are conducted independently of the operations of NTT and its other subsidiaries. In addition, transactions between NTT DoCoMo Group and NTT and each of NTT's other subsidiaries are conducted on an arm's-length basis.

  On October 22, 1998, NTT DoCoMo listed its stock on the First Section of the Tokyo Stock Exchange. In connection with this, NTT sold 218,000 shares of NTT DoCoMo's non-par-value common stock and NTT DoCoMo issued 327,000 new shares as part of the offering, which was completed on October 22, 1998. As a result of the offering, NTT's stake in NTT DoCoMo was reduced from 94.7% to 67.1%.

  The cellular industry in Japan has experienced a rapid growth in recent years. The total number of cellular telephone subscribers in Japan has grown from approximately 2.1 million at March 31, 1994 to approximately 51.1 million at March 31, 2000, which positions Japan as the second largest cellular market in the world. The penetration rate of cellular telephone services at the end of fiscal year 2000 was approximately 403 subscribers per 1,000 inhabitants. NTT DoCoMo Group continues to be Japan's leading provider of cellular telephone services with an aggregate subscriber base of approximately 29.4 million and an estimated market share of 57.4% as of March 31, 2000.

  The following table sets forth information regarding NTT DoCoMo Group's subscribers and its market share:

                                                   March 31,
                                       -------------------------------------
                                       1996    1997    1998    1999    2000
                                       -----  ------  ------  ------  ------
   Cellular telephone subscribers
    (thousands)....................... 4,936  10,960  17,984  23,897  29,356
     i-mode (thousands)...............   --      --      --       48   5,603
     Market share.....................  48.4%   52.5%   57.0%   57.5%   57.4%

  NTT DoCoMo Group was the first cellular operator in Japan to provide digital cellular service which it began offering in March 1993. As of March 31, 2000, NTT DoCoMo Group's digital service areas covered approximately 100% of the population nationwide.

  In fiscal year 2000, NTT DoCoMo Group's cellular telephone traffic continued to grow from the previous year in terms of number of hours of use in accordance with the expansion of the cellular market:

  The following table sets forth information regarding NTT DoCoMo Group's cellular telephone traffic:

                                                                    March 31,
                                                                 ---------------
                                                                 1998 1999 2000
                                                                 ---- ---- -----
   Hours of use (Million hours)................................. 448  784  1,237

  Cellular telephone subscribers are billed for a fixed monthly charge and call charges which vary according to distance, duration, day and time of day.

  NTT DoCoMo Group has continuously reduced its call and other rates, including its monthly charge and subscription fee. NTT DoCoMo Group has also introduced new plans, such as the prepaid service package known as "Pre-call" service, to generate new types of usage.

  NTT DoCoMo Group offers a variety of plans for fixed monthly charges and call charges. The following table sets forth major charges currently applied by NTT DoCoMo Group to its Digital 800 MHz service under its basic monthly plans:

  Fixed monthly charges as of July 1, 2000:

                      Fixed monthly charge             Call charges
                      --------------------             ------------
Plan A...............      (Yen)4,500      Includes (Yen)200 free charge.
                                           Charges set forth in the table
                                           below.

Plan B...............      (Yen)3,500      Includes (Yen)400 free charge. 1.4
                                           times the charges that are applied
                                           to Plan A service.

Chotoku Plan.........      (Yen)4,500      Includes (Yen)200 free charge.
                                           Charged per minute. Low rate after 3
                                           minutes.

Ohanashi Plus-Big....      (Yen)9,100      Includes (Yen)6,300 free charge. 1.1
                                           times the charges that are applied
                                           to Plan A service.

Ohanashi Plus-L......      (Yen)5,900      Includes (Yen)3,100 free charge. 1.2
                                           times the charges that are applied
                                           to Plan A service.

Ohanashi Plus-M......      (Yen)4,100      Includes (Yen)1,300 free charge. 1.4
                                           times the charges that are applied
                                           to Plan A service.

  Call charges for 3 minutes as of July 1, 2000 (weekdays):

Calls originating in the business area of NTT
DoCoMo to:                                     8a.m.-7p.m. 7p.m.-11p.m. 11p.m-8a.m.
---------------------------------------------  ----------- ------------ -----------
Fixed line telephone
  Within the business area of NTT DoCoMo
    Within the originating prefecture........    (Yen)80     (Yen)60      (Yen)40
    Outside the originating prefecture.......    (Yen)80     (Yen)60      (Yen)40
  Outside the business area of NTT DoCoMo
    To adjacent prefectures..................    (Yen)80     (Yen)60      (Yen)40
    To other prefectures.....................   (Yen)100     (Yen)80      (Yen)50
Cellular telephone of NTT DoCoMo Group
  Within the business area of NTT DoCoMo and
   to adjacent prefectures...................   (Yen)110     (Yen)70      (Yen)50
  Other areas................................   (Yen)130     (Yen)80      (Yen)50
Cellular telephone of other company
  All areas..................................   (Yen)130     (Yen)80      (Yen)50

  In fiscal year 2000, NTT DoCoMo Group introduced "i-mode" service, which connects users to various types of on-line Internet services including mobile banking. As of March 31, 2000, the number of i-mode subscribers rose to 5.6 million. A principal reason for the success of NTT DoCoMo Group's i-mode service is that it uses the web-based HTML programming language and, as a result, websites can be adapted to i-mode easily and quickly. As of March 31, 2000, a total of 356 companies were using NTT DoCoMo Group's i-mode portal websites to provide mobile online services, such as banking, news, games and more. In addition, more than 7,000 voluntary websites not connected to the portal are also accessible via NTT DoCoMo Group's i-mode service.

  NTT DoCoMo Group is a leading supporter of wide-band code division multiple access (W-CDMA), one of the standards for the third-generation wireless communications platforms for the next century. W-CDMA will offer high-speed data rates enabling the integration of voice communications with far-reaching multimedia applications, such as full-motion video, Internet access and videoconferencing. W-CDMA technology has gained acceptance in a number of international markets, with Europe adopting a scheme based on W-CDMA as its radio transmission technology for the third-generation mobile communications system in January 1998, and many operators in Asia and Oceania announcing their support for this technology. NTT DoCoMo Group intends to commence offering W-CDMA services in May 2001.

  In the Kanto area, which includes Tokyo, NTT DoCoMo faces three competitors:
Nippon Idou Tsushin Corporation ("IDO"), J-Phone Tokyo Co., Ltd. and Tu-Ka Cellular Tokyo Inc. NTT DoCoMo Group faces similar competition in other areas.

  (iii) PHS Services

  NTT DoCoMo Group provides PHS services as parts of its businesses. Because PHS base stations are small and easy to install, PHS services can easily be provided in buildings and underground passages, but PHS cannot be used in fast moving automobiles or trains.

  The following table sets forth information regarding NTT DoCoMo Group's PHS subscribers and its market share:

                                                                March 31,
                                                            -------------------
                                                            1998   1999   2000
                                                            -----  -----  -----
   PHS telephone subscribers (thousands)................... 1,906  1,349  1,441
   Market share............................................  28.3%  23.3%  25.2%

  During fiscal year 2000, NTT DoCoMo Group introduced new merchandise and services such as a new type of telephone equipment known as "Doccimo", which offers features of both cellular and PHS, as well as "64K Data Communication", which caters to the need for high-speed data transmission. NTT DoCoMo Group also introduced new PHS rate plans and has lowered rates.

  NTT DoCoMo Group faces PHS competition from two groups. These competitors are DDI Pocket Telephone and the ASTEL group. ASTEL Tokyo Corporation ("ASTEL Tokyo") was merged with Tokyo Telecommunications Network Co., Inc. ("TTNet") on April 1, 1999.

 Telegraph Services

  Revenues from telegram services were 0.8% of operating revenues in fiscal year 2000. This service category includes both telegram and telex services, which are included in NTT Group's wireline segment. Although the number of communications made by "D-MAIL," a telegram service that makes use of the Internet, and the number of telegrams for birthday and Christmas increased steadily during the fiscal year, this could not fully offset the continued decline in the use of telegrams for weddings and condolences.

  The following table sets forth information regarding the number of telegrams sent and telex subscribers:

                                                          March 31,
                                              ----------------------------------
                                               1996   1997   1998   1999   2000
                                              ------ ------ ------ ------ ------
   Telegrams (thousands)..................... 41,385 40,198 37,564 36,180 34,078
   Telex subscribers (thousands).............     15     12     10      8      6

 Leased Circuit Services

  Operating revenues from leased circuit services were 4.8% of operating revenues in fiscal year 2000. This service category includes conventional leased circuits, high-speed digital circuits, ATM Mega Link, ATM Share Link and other services, which are included in NTT Group's wireline segment.

  Expanded use of the Internet has led to increased demand for Internet service providers and prompted increased telecommunications between computers. There has also been widespread construction of LANs, WANs and Intranets in the corporate sector. As of the end of fiscal year 2000, the number of high-speed digital circuits of NTT East and NTT West was 244 thousand and 205 thousand, respectively, and the number of conventional leased circuits of NTT East and NTT West was 448 thousand and 394 thousand, respectively.

  To meet growing demand for low-cost, high-speed transmission, NTT introduced "Digital Access 64", in fiscal year 1997, and "Digital Access 128", in fiscal year 1998, which reduced price by simplifying performance functions and offering different levels of maintenance. In fiscal year 1999, through the launch of the "Digital Access 1500" service in the short distance area, and the introduction of the "Digital Reach" service in the medium and long distance areas, NTT boosted its competitiveness. Further, to meet specific demands of customers, NTT launched a new asynchronous transfer mode (ATM)- based service called "ATM Share Link Service" which offers minimum communication rates even under the heaviest traffic conditions. This service also enables customers to select different transmission speeds. "ATM Mega Link Service," which was introduced in fiscal year 1998 and uses ATM transmission to offer low-cost, high-speed, wide-area communications, became popular with corporations as the telecommunications backbone for their internal networks. There was also a strong increase in demand for ATM leased circuit services for large-capacity LANs and private networks in fiscal year 2000.

  In view of increasing demand for low-cost leased-line services due to the growth of the Internet and corporate networks, NTT Communications reduced charges for its long-distance "High-Speed Digital Leased Circuit" and "ATM Mega Link" services in October 1999 and for the medium- to high-bandwidth "ATM Mega Link" service in March 2000.

  In December 1999, NTT East and NTT West launched on a trial basis a high-speed and low-cost Internet access service known as the "ADSL Internet Access Service," a flat-rate access service based on ADSL technologies.

  The following table sets forth information regarding NTT Group's leased circuit services:

                                                       Years Ended March 31,
                                                    ----------------------------
                                                    1996  1997 1998  1999  2000
                                                    ----- ---- ----- ----- -----
Conventional circuits (thousands)
 NTT............................................... 1,001 967    902   822   --
 NTT East..........................................   --  --     --    --    448
 NTT West..........................................   --  --     --    --    394
High-speed digital circuits (thousands)
 NTT...............................................    57 107    169   228   --
 NTT East..........................................   --  --     --    --    244
 NTT West..........................................   --  --     --    --    205
ATM Mega Link
 NTT...............................................   --  --   1,254 1,509   --
 NTT East..........................................   --  --     --    --  3,605
 NTT West..........................................   --  --     --    --  2,210

--------
* The calculation method for determining the number of leased circuit services was changed on July 1, 1999 when NTT's business activities were transferred to NTT East, NTT West and NTT Communications.

 Data Communication Facility Services

  Operating revenues from data communication facility services, which is included in NTT Group's data communication services segment, were 3.8% of operating revenues in fiscal year 2000. In this category, NTT Group develops data communications systems for clients, but retains ownership of the computer hardware and software and provides facility management and systems maintenance. Revenues are generated by monthly user fees which are paid by clients for the use of such systems, including the provision of management and maintenance. During fiscal year 2000, revenues grew due to the provision of stable services to existing users and the development of new systems and additional functions for existing systems of financial institutions and public sector organizations. NTT Group prioritized the marketing of such services as "STAR-ACE", a multi-shared banking system for regional financial institutions, as an important strategic product.

  The business of NTT Group's data communication facility services is conducted by a subsidiary, NTT DATA. NTT DATA is the leading provider of information systems and computer networking in Japan. NTT DATA's business operations are conducted independently of NTT Group's other operations, and transactions with NTT and each of NTT's other subsidiaries are at arm's-length. Although NTT DATA does not manufacture equipment itself, it develops flexible data communications systems tailored to its clients' needs by integrating computer software technology. NTT DATA has a strong relationship with financial institutions, corporations in the manufacturing and service sectors, and government organizations. Investment in information technology by these clients is expected to continue.

  NTT DATA listed its shares on the Tokyo Stock Exchange in April 1995 and in connection therewith, issued 20,000 of its shares in a public offering for
(Yen)20,800 million. At such time, NTT also sold part of the shares of NTT DATA held by it. In February 1996, NTT DATA issued 33,000 new shares in a global offering for (Yen)100,650 million. Also in May 1998, NTT DATA raised
(Yen)150,370 million in a new issue of shares in a global offering and increased paid-in capital of the company by (Yen)75,185 million to
(Yen)142,520 million. As a result, NTT holds 54.19% of the shares of NTT DATA.

 ISDN

  Operating revenues from ISDN services, which is included in NTT Group's wireline segment, were 7.9% of operating revenues in fiscal year 2000. NTT Group offers INS-Net 64 and INS-Net 1500 for its ISDN services. INS-Net services benefited and continues to benefit from increased demand for Internet access and connection lines for LANs. In October 1999, to make Internet use more convenient for customers, NTT East and NTT West introduced a local fixed-charge discount service "i-Ai plan". Under the "i-Ai Plan 1200", customers can make the equivalent of (Yen)3,000 calls for a price of (Yen)1,200 and under the "i-Ai Plan 3000" customers can make the equivalent of (Yen)7,500 of calls for a price of (Yen)3,000. Customers will be billed the normal fees for additional calls. As a result, sales of INS-Net 64 services increased significantly in fiscal year 2000 with the number of subscribers growing 66.8% to 6.6 million over the previous fiscal year. INS-Net 1500 comprised 82.1 thousand subscribers, representing a 72.1% increase over the previous fiscal year.

  To further stimulate the demand of INS-Net services, in July 1997 NTT introduced "INS-Net 64 Light". "INS-Net 64 Light" makes ISDN more accessible to consumers by allowing installation expenses to be included in monthly charges, eliminating up-front financial outlays. Demand for this service is benefiting from the growing use of INS-Net for Internet access in the home, which is part of a strong trend that is increasing traffic on NTT Group's network. To provide improved convenience while expanding penetration, another INS-Net 64 service, "i-number", was also introduced enabling users to employ a second telephone number as well as their current number.

  The following table sets forth information regarding NTT's ISDN subscribers:

                                                             March 31,
                                                    ----------------------------
                                                    1996 1997  1998  1999  2000
                                                    ---- ----- ----- ----- -----
   INS-Net 64 (thousands).......................... 510  1,037 2,286 3,955 6,598
   INS-Net 64 Light (thousands).................... --     --     86   242   485
   INS-Net 1500 (thousands)........................  10     22    34    48    82

  With monthly charges above those of ordinary lines, management expects INS-Net services to become an increasingly important source of earnings.

  For a discussion of ISDN traffic, see "Description of Business--Telephone Services--Telephone Subscriber Services ".

 Sale of Telecommunication Equipment

  Operating revenues from the sale of telecommunication equipment were 11.0% of operating revenues in fiscal year 2000. The sale of telecommunication equipment is included in each of NTT Group's wireline, wireless and other services segments. Due to greater demand for cellular telephones, the Japanese mobile communications market showed rapid expansion during the fiscal year. Sales of cellular telephone terminals rose 21.7% while sales of PHS terminals increased 45.8% from the previous fiscal year.

  In line with the increased use of the Internet and the demand for ISDN and other equipment, NTT Group has emphasized the introduction of new products such as IP products featuring computer telephony integration ("CTI") functions and has actively promoted products meeting the needs of corporate users.

 Other Services

  Revenues from other services were 10.1% of operating revenues in fiscal year 2000. The other services category consists of certain wireline segment businesses including digital data exchange, facsimile network (F-Net), OCN services and other related services; certain wireless segment businesses including pocket pager and other related services; certain data communications segment businesses which include system development services; and certain other services.

  In December 1996, NTT launched OCN services to respond to the expansion of computer communications such as the Internet and LAN-to-LAN connections. OCN is based on a IP network which is completely different from the traditional telephone network and is constructed by using routers and a high-speed transmission network. OCN services are based on flat rate systems and not based on distance or duration of communications and facilitate inexpensive connections to the Internet and other networks.

  During fiscal year 2000, NTT Communications revised charges for its "OCN Dial Access" service, introduced a new plan "OCN Dial Access Natural" and waived initial fees for "OCN Dial Access". In addition, NTT Communications reduced monthly rates for its "OCN Economy" and "Super OCN". NTT Communications introduced a new plan "Super OCN (Light)", featuring a basic fee that is only 25% of the fee for the existing "Super-OCN". NTT Communications launched its "Housing Connection Service" to connect customers' routers and servers managed at NTT Communications' housing facilities directly to its OCN backbone network. NTT Communications also introduced "OCN PC Pack", a bundled package which includes a personal computer, to help customers begin to use the Internet easily and at an inexpensive rate, helping to increase the number of Internet users. On March 31, 2000, subscribers for OCN services reached 1,147 thousand.

  NTT introduced "Super Relay FR", a high-speed, large capacity frame relay service in November 1994. The frame relay, a data-exchange method, is simpler than a conventional packet exchange. NTT bolstered its "Super Relay FR" frame relay services for high-speed, high-volume data transmission to operate local area networks (LANs) and other systems with the addition of a flat monthly rate service for customers. During fiscal year 2000, NTT Communications lowered the fixed charges of "Super Relay FR" and enhanced the service with the addition of Arcstar 21, an internet protocol virtual private network ("IP-VPN") service that enables closed group telecommunications with pre-designated partners. In fiscal year 2000, frame relay installations increased approximately 70% compared with the end of the previous fiscal year.

  Sales of facsimile communications services remained firm amid diversified uses reflecting the growing diffusion of facsimile machines in the home.

  In response to Internet user demand, NTT East and NTT West began offering an IP connection service on a trial basis in certain areas of Tokyo and Osaka in November 1999, and lowered the monthly rate from (Yen)8,000 to (Yen)4,500 in May 2000. NTT East and NTT West also added a new service for connection at its central office (at a monthly rate of (Yen)2,900). NTT East and NTT West have been expanding the offering of these services to major cities in line with demand trends. In June 2000, NTT East and NTT West announced that they would formally start to offer the service, "FLET'S-ISDN," and expand service areas in line with demand trends commencing July 2000.

  The number of pocket pager subscribers decreased 31.6% as users shifted to cellular telephones and PHS.

  System development services provide the development, and delivery and sale of data communications systems. Sales of ready-made or "packaged" data communications systems are also included in this category. During the fiscal year, NTT Group continued to market Enterprise Resource Planning (ERP) products, including its important strategic product, SCAW Design Series, which handles core fields of corporate operations such as finance and production, and ADVANCE RISM, a total support software package system for supporting diverse operations of local government. System development services of NTT Group are provided mainly by NTT DATA.

Capital Investments

  NTT Group's capital investments for the preceding three fiscal years are shown in the table below.

                                         Billions of yen          Millions of
                                      Years Ended March 31,       U.S. Dollars
                                 -------------------------------- ------------
                                    1998       1999       2000        2000
                                 ---------- ---------- ---------- ------------
Expansion and improvement of
 services:
  Fixed-line telephone.......... (Yen)1,322 (Yen)1,129 (Yen)  931   $ 8,778
  Mobile........................        544        571        561     5,296
  ISDN..........................        165        153        198     1,863
  Leased circuit................         97         79        103       972
  Data communication facility...        132        163        177     1,674
Research and development........        158        200        103       973
Construction, improvement and
 renovation of office building,
 etc............................        544        793        656     6,187
                                 ---------- ---------- ----------   -------
  Total......................... (Yen)2,962 (Yen)3,088 (Yen)2,729   $25,743
                                 ========== ========== ==========   =======

  NTT Group is shifting its capital investment strategy from investment in infrastructure to investment in demand-oriented customer services. NTT completed full digitization of its fixed-line network in December 1997. Such digitization allows NTT Group to offer various digital-related services such as ISDN, high-speed digital circuit and frame relay.

  NTT Group has made demand-oriented investments in its regional telecommunications business in anticipation of the increase in demand for Internet services due in part to the introduction of a fixed price system. NTT Group believes that a fixed price system for Internet services will increase network utilization and enhance profitability. NTT Group is also making investments to accelerate the development of its fiber optic network focusing in key business areas with the expectation that customers' needs are shifting to faster broadband services. In the long distance and international telecommunications business, NTT Group has shifted its investments from existing services such as fixed-line telephone to data network and IP related services. NTT Group also has begun to invest in international telecommunications services equipment and to build an information sharing platform. In the mobile telecommunications business, NTT Group has focused its investments in building new facilities to meet the continually increasing demand for mobile services and to improve the overall reliability of its existing mobile telecommunications network while at the same time expanding mobile data communication services.

  As a result of the above capital investments, the amount of digital equipment used for telecommunications services was (Yen)8,796 billion,
(Yen)8,230 billion and (Yen)7,675 billion in fiscal year 2000, 1999 and 1998, respectively, and the amount invested in optical fiber cables used for telecommunications services lines was (Yen)1,179 billion, (Yen)1,086 billion and (Yen)1,012 billion in fiscal year 2000, 1999 and 1998, respectively.

Reorganization

  On December 4, 1997, pursuant to June 1997 amendments to the NTT Law, the Ministry of Posts and Telecommunications announced "the Basic Principles Concerning the Transfer of the Business Activities and

Succession of the Rights and Obligations of Nippon Telegraph and Telephone Corporation" (the "Basic Principles"). On May 10, 1999, NTT submitted "the Implementation Plans Concerning the Transfer of the Business Activities and Succession of the Rights and Obligations of Nippon Telegraph and Telephone Corporation" (the "Implementation Plans") in accordance with the Basic Principles, which was approved by MPT. Matters concerning the transfer of business, which was the precondition to reorganization, were approved at the ordinary general meeting of shareholders on June 29, 1999.

  On July 1, 1999, NTT was reorganized into a holding company structure with NTT's local and long distance businesses being transferred to three new wholly-owned subsidiaries: NTT East, NTT West and NTT Communications. Under the Revision Law, NTT is required to hold all the shares of NTT East and NTT West. The supplementary provisions of the Revision Law provide that for the time being after the reorganization NTT needs MPT approval (subject to consultation with the Minister of Finance) for the disposal of shares in NTT Communications. NTT East provides regional telecommunications services in the Hokkaido, Tohoku, Kanto, Tokyo and Shinetsu regions of Japan and related services. NTT West provides regional telecommunications services in the Tokai, Hokuriku, Kansai, Chugoku, Shikoku and Kyushu regions of Japan and related services. NTT Communications provides domestic inter-prefectural telecommunications, other network services and data transmission services such as frame relay and OCN and commenced offering international telecommunications services on October 1, 1999.

  After the transfer of business, NTT continues to exist but operates primarily as a holding company. The principal sources of NTT's cash revenues consist of three categories. NTT will receive:

  .  dividends from its subsidiaries;

  . payment for providing management services through contracts with its subsidiaries; and

  . payment for its fundamental R&D activities through contracts with each of its subsidiaries which use the results of the R&D activities.

  NTT is directly responsible for formulating overall strategy of NTT Group, for setting financial targets and for basic research and development for NTT Group. The presidents of NTT Group companies and NTT meet to discuss strategy for NTT Group. Each of the companies within NTT Group operates autonomously, subject to discussing with NTT certain fundamental business decisions such as entry into new material lines of business and the fundamental conditions of financings from financial institutions.

  In connection with the reorganization, the amendments also provide, among other things, for NTT East and NTT West to enter into an arrangement by which NTT East may bear a portion of NTT West's expenses by payment of cash for the fiscal years ending within three years after the incorporation of NTT East. This arrangement will only be permitted if both NTT East and NTT West have the same fiscal year end. This arrangement in any one fiscal year is also subject to the requirements that NTT East must have earned a profit equal to or greater than the expenses it is proposing to share, and the amount of expenses to be shared must fall within a range provided by the Ministry of Posts and Telecommunications. Under this arrangement, because NTT East will pay a portion of NTT West's expenses if NTT East has profits and NTT West has losses, taxable income of NTT East will be decreased by the amount of expenses of NTT West paid by NTT East.

  NTT's reorganization was effected pursuant to amendments to the NTT Law passed by the Diet in June 1997 implementing a plan proposed by MPT, and accepted in principle by NTT. In December 1997, the Ministry of Posts and Telecommunications announced the Basic Principles. On May 10, 1999, NTT applied for approval from MPT for the Implementation Plans which were prepared in accordance with the Basic Principles. On May 21, 1999, NTT received approval for the reorganization announced by the Ministry of Posts and Telecommunications pursuant to the Implementation Plans which provide for certain conditions to ensure fair competition, with which NTT has to comply following the reorganization, including a requirement that (i) NTT East and NTT West have separate directors from NTT Communications; (ii) NTT Communications may not procure equipment jointly with NTT and NTT East and NTT West; and (iii) NTT East and NTT West deal on the same terms with NTT Communications as they would with other telecommunications companies. Pursuant to the amendments to the NTT Law, NTT is required to hold all of the shares of NTT East and NTT West and, for the time being, will need MPT approval (subject to consultation with the Minister of Finance) for the disposal of shares originally issued by NTT Communications in connection with the reorganization.

  Under the reorganization scheme:

  . NTT continues its existence as a holding company with no change in share ownership;

  . NTT's shares continue to be listed on stock exchanges and the conditions of share ownership will remain unchanged; and

  . NTT will be able to avoid part of the potential adverse tax consequences that would result if NTT East has profits and NTT West has losses through the introduction of an expense sharing arrangement for three fiscal years after the reorganization.

  Moreover, NTT believes that the amendments enable:

  . NTT Group to maintain its service levels, because the three companies under NTT would continue to cooperate;

  . NTT Group to retain current research and development capabilities through the unification of fundamental research activities in NTT; and

  . NTT Communications to enter the international telecommunications business and provide global end-to-end services, consequently promoting synergies within the overall NTT Group and bolstering its global competitiveness.

Other Subsidiaries and Affiliated Companies

  NTT Group has taken necessary measures to improve its operational efficiency as well as expand into new business areas. To meet these objectives, NTT has invested in both subsidiaries and affiliated companies. At March 31, 2000, NTT had 379 subsidiaries and affiliated companies.

  NTT transferred to its subsidiaries such services as telecommunications software and systems development, facility management and maintenance, equipment sales, and directory assistance, thus streamlining its labor force. Subsidiaries that assume these functions will provide services not only to NTT Group but also to third parties, creating the potential for new revenue sources. In addition, separate units are taking more responsibility, compared with when they were divisions of NTT, for the profit and loss of their operations. This provides a stronger incentive for the subsidiaries to boost revenues and cut costs. Arm's-length transactions within the NTT Group will clarify expenses and contribute to a corporate culture that is highly cost conscious.

  As part of this effort, NTT established a wholly owned subsidiary, NTT Communicationware Corporation ("NTT Comware"), to provide a wide range of services to NTT and other clients. NTT Comware was established in April 1997 and commenced services in September 1997. NTT Comware offers a wide range of telecommunications-related services, such as the development, production, operation and maintenance of systems, software and related equipment. The subsidiary provides NTT Group with communications software and systems services to support its telecommunications business, as well as providing such services to other telecommunications operators. NTT Comware has about 9,100 employees and paid-in capital of (Yen)20 billion as of March 31, 2000.

  Local-oriented operations such as line installation and repair work have been transferred to NTT Telecom Engineering ("TE") companies. NTT TE companies also market telecommunications equipment and provide facility management. Among these NTT TE companies, NTT Telecom Engineering Tokyo, Inc. ("TE Tokyo"), NTT Telecom Engineering Kanto, Inc. ("TE Kanto") and NTT Telecom Engineering Shinetsu, Inc. ("TE Shinetsu"), all wholly owned subsidiaries of NTT, merged into NTT ME Corporation on April 1, 1999. On March 1, 2000 other TE companies changed the designation to "TE" in their trading names to "ME". The number of employees of NTT ME companies including NTT ME Corporation ("NTT ME Group") at March 31, 2000 was about 48,300. NTT ME Group, in addition to upgrading overall telecommunications engineering services and improving operational efficiency, provides sophisticated multimedia services using optical-fiber and system integration and outsourcing services, such as LANs/WANs design, installation, operation, maintenance and management.

Competition

  The Telecom Business Law introduced competition in the telecommunications service industry at the beginning of fiscal year 1986. As a result, NTT Group faces competition in virtually all aspects of its business, including in the local, long distance and wireless markets. In addition to current competitors, new entrants, including foreign telecommunications companies, are expected to enter each of these markets in the future. Many of these new companies have substantial capital, technological and other resources.

  The Telecom Business Law authorizes MPT to regulate two types of companies:
Type I Carriers, such as NTT East, NTT West, NTT Communications and NTT DoCoMo, which provide telecommunications services through their own circuit facilities, and Type II Carriers, which are telecommunication carriers other than Type I Carriers, for example carriers which provide enhanced or VAN services through circuits leased from Type I Carriers. VAN services may also be provided by Type I Carriers. As of March 31, 2000, there were 249 Type I Carriers and 7,651 Type II Carriers. NTT East and NTT West are the only Type I Carrier which are responsible for providing nationwide telephone service subject to the NTT Law. Certain of NTT's other subsidiaries are General and Special Type II Carriers.

  Certain competing Type I Carriers (so called "NCCs" or New Common Carriers) have established microwave digital communications networks for their long-distance services. Other NCCs have access to nationwide rights-of-way along railway and utility lines and highways, which they have used to establish their own optical fiber digital networks. In the fall of 1987, several long-distance NCCs began offering telephone service to business and residential customers in the Tokyo-Nagoya-Osaka corridor, where most of the nation's large corporations have their head offices. These carriers have expanded their services to all prefectures and metropolitan areas in Japan. In fiscal year 1999, NTT Group's share of inter-prefecture calls between all prefectures in Japan dropped to 51% based on the number of calls. NTT Communications' competitors in the long-distance market are Japan Telecom ("JT"), DDI Corporation and KDD. In addition to long-distance services, NCCs provide their customers with basic telephone, cellular telephone, PHS, leased circuit, digital data exchange and pocket pager services. The offerings of telecommunications services by NCCs are in various stages of development, with several large NCCs completing their networks and some only recently introducing their network services.

  Until recently, NTT Group faced little or no competition in the market for local telecommunications services. NTT Group currently has one principal competitor for local services in the Tokyo metropolitan area: Tokyo Telecommunications Network, or TTNet. At March 31, 2000, TTNet had 2.6 million subscribers. NTT Group has one principal competitor for local services in the Kyushu area of Japan, Kyushu Telecommunications Network, or QTNet, which entered the local telephone market on April 1, 1999. NTT Group believes that the entry of TTNet and QTNet into the local telephone market have the effect of increasing competition. To compete more effectively, NTT extended its "Time Plus" discount service to the whole of Japan. In June 2000, JT and DDI Corporation ("DDI") announced plans to enter the local telephone services market around May 2001.

  Currently, NTT Group's ISDN services seek to accommodate and stimulate demand for Internet and data communication related services in the local Japanese market. NTT Group expects to face significant competition for market share in the growing Internet services market from cable television ("CATV") operators. CATV operators such as Titus Communications, J-COM Tokyo and Tokyo Cable Network intend to bundle cable television, telephony and high-quality Internet services. NTT Group may also face Internet-related competition from global alliances, such as the recently announced joint venture, SpeedNet Inc., between Softbank Corp., Microsoft Corp. and Tokyo Electric Power Co. ("TEPCO"). In addition, AT&T and British Telecom ("BT") entered the Japanese market through a 30% equity interest in JT, which is the sole distributor of combined AT&T/BT global services in Japan. AT&T, BT and JT are jointly developing a high-speed global Internet network for corporate users. Also, a consortium of 15 different Japanese companies, including KDD, Mitsui & Co., Ltd. and DDI have recently formed the "DSL Basic Access Committee." This committee's goal is the creation of a joint investment company that will interconnect with NTT's local lines and use ADSL technology to compete with NTT in the fixed rate Internet market.

  NTT DoCoMo Group's competitors in the cellular market are IDO, DDI Cellular group and J-Phone group. Despite intense competition, NTT DoCoMo Group had approximately 57.4% market share of cellular subscribers as of March 31, 2000. Intense competition in the cellular market has led to rapid, substantial and sustained decreases in the prices for handsets, monthly access fees and usage charges for calls. Certain of the competitors of NTT DoCoMo Group offer cellular services in a competing format, such as cdmaOne currently offered by DDI and IDO.

  NTT DoCoMo Group's competitors in the PHS market are DDI Pocket group and ASTEL group. DDI Pocket group is the leader among the three PHS group operators with approximately 57.7% market share, NTT DoCoMo has approximately 25.2% market share and ASTEL group has approximately 17.1% market share of PHS subscribers as of March 31, 2000.

  Competing Type II Carriers offer a wide range of services, including VAN, data processing and other services. Parent companies of many of these Type II Carriers include banks, trading companies, retailers, transportation companies and domestic and foreign computer and telecommunications equipment manufacturers.

  In recent years, the distinction between domestic and international telecommunications has virtually been eliminated as domestic and international operators enter each other's markets through mergers and alliances. The interconnection with other operators, previously connected only through NTT's Zone Centers (ZCs, or toll switching offices), was realized in 1997 through NTT Group's Group Centers (GCs, or local switching offices). TTNet commenced its local telephone services in January 1998. This brought direct competition for local telephone services for the first time. CATV operators also provide telephony services. Furthermore, basic telecommunications agreements under the administration of the World Trade Organization came into effect in February 1998 and foreign telecommunications operators stepped up their activities in the Japanese market by obtaining necessary licenses and other preparations.

  NTT Group believes that these developments are causing services to become more diversified and lower-priced, and as the environment for telecommunications business is increasingly competitive, telecommunications operators are required to have more comprehensive service capabilities, including international telecommunications.

  For a discussion of market shares of NTT Group's major services, see "Description of Business--Principal Business Activities."

Regulation

  The Ministry of Posts and Telecommunications is the main regulatory body in Japan with responsibility for the telecommunications service industry. NTT East, NTT West, NTT Communications and NTT DoCoMo Group companies together with other Type I Carriers are regulated by MPT under the Telecom Business Law in respect of various of their respective business activities. NTT, NTT East and NTT West are also subject to regulation under the NTT Law.

  In 1985, there were significant changes in the legislative and regulatory framework for telecommunications in Japan. At the same time that NTT was incorporated as a private company, the Telecom Business Law opening the Japanese telecommunications services industry to competition came into effect. Since then, the Government has taken various deregulation measures to promote competition in the Japanese telecommunications market. As a result, NTT Group faces increasing competition in many of its business sectors from a large number of companies which have entered or are about to enter the market.

The NTT Law

  The NTT Law, amended in June 1997, provides that the purpose of NTT is to hold all the Shares of NTT East and NTT West and to ensure proper and stable provision of telecommunications services by NTT East and NTT West as well as to conduct research relating to the telecommunications technologies that will form the foundation for telecommunications. The NTT Law also provides that the purposes of NTT East and NTT West are to operate regional telecommunications businesses. NTT, NTT East and NTT West are responsible for providing nationwide telephone services and for promoting research in telecommunications technologies and disseminating the results of such research. The NTT Law continues to require the Government to own one-third or more, and restricts foreign ownership to less than 20%, of the total number of issued Shares. See "Restrictions on Foreign Ownership" in Item 6--Exchange Controls and Other Limitations Affecting Security Holders. The supplementary provisions of the NTT Law provide that for the time being following the reorganization, NTT will need MPT approval (subject to consultation with the Minister of Finance) for the disposal of shares in NTT Communications. The NTT Law also requires approval of MPT with respect to appointment or dismissal of directors and corporate auditors of NTT. NTT, NTT East and NTT West are required to submit business operating plans for each fiscal year for approval by MPT prior to the beginning of such fiscal year. Amendments to the business plans also require approval. NTT, NTT East and NTT West need MPT approval to issue new Shares, convertible debentures or debentures with preemptive rights to acquire new Shares; to change the articles of incorporation and to amalgamate or dissolve each company. Approval of MPT is required for the disposition of profits of NTT. NTT East and NTT West need MPT approval to transfer or mortgage their telecommunications trunk lines or other important telecommunications facilities. NTT, NTT East and NTT West are required to submit balance sheets, profit and loss accounts and business reports to MPT within three months after the end of its fiscal year. To carry out his supervisory function, MPT may, when he deems it especially necessary, issue orders to NTT, NTT East and NTT West, and may require these companies to submit reports on business activities.

  The following table summarizes certain of the major regulatory requirements applicable under the NTT Law:

                                                                NTT East
                                               NTT              NTT West
                                        (Holding Company) (Regional Companies)
                                        ----------------- --------------------
   Obligatory Share-holding by the
    Government......................... One-third or more    Prohibited
   Issuance of new Shares.............. MPT approval*        MPT approval
   Foreign ownership of Shares......... Less than 20%        Prohibited
   Appointment of directors and
    corporate auditors................. MPT approval         Unregulated
   Change of the articles of
    incorporation...................... MPT approval**       MPT approval
   Disposition of profits.............. MPT approval*        Unregulated
   Business operating plan............. MPT approval*        MPT approval*

--------
 * Subject to consultation with the Minister of Finance.
** Subject to consultation with the Minister of Finance only when the total number of Shares will be changed.

The Telecom Business Law

  The Telecom Business Law authorizes MPT to regulate two types of telecommunications companies: Type I Carriers, which provide telecommunications services through their own circuit facilities, and Type II Carriers, which are telecommunications carriers other than Type I Carriers. Type II Carriers are subdivided into Special Type II Carriers that provide telecommunications facilities designed for communications between Japan and foreign points or provide voice communication services to the public through interconnections of public switched networks and leased circuits at each end and General Type II Carriers that provide other services. Type I Carriers may also offer the same services provided by Type II Carriers. As of March 31, 2000, there were 249 Type I Carriers and 7,651 Type II Carriers.

  NTT East and NTT West are the only Type I Carriers that are responsible for providing nationwide telephone service subject to the NTT Law. NTT Communications and NTT DoCoMo Group companies are Type I Carriers, and certain of NTT Group's other subsidiaries are General and Special Type II Carriers.

  In accordance with agreements reached in February 1997 of basic telecommunications services negotiations under the auspices of the World Trade Organization, the Telecom Business Law was revised in June 1997. The Telecom Business Law was revised in part to remove the requirement that in connection with granting permission to an applicant to operate a Type I telecommunications business, MPT must determine that the telecommunications business to be provided by such applicant is appropriate in view of the demand for such business within the relevant area and that the commencement of such business will not result in an oversupply of telecommunications lines in the relevant area. Restrictions on the proportion of total voting shares held by foreign nationals, which had been limited to be one-third for Type I Carriers, were eliminated effective in February 1998 with the exception of NTT and KDD (the restriction on foreign ownership in KDD was abolished on July 30, 1998). See "Restrictions on Foreign Ownership" in Item 6--Exchange Controls and Other Limitations Affecting Security Holders.

  The following table summarizes certain of the major regulatory requirements applicable to Type I and Type II Carriers:

                            Type I Carriers          Type II Carriers
                            ---------------  ---------------------------------
                                             Special Type II  General Type II
                                             ---------------  ---------------
   Government Regulation:
   a. Start-up of Services  Permission from  Registration     Notification to
                            MPT required     with MPT         MPT required
                                             required
   b. Rates and Charges     Notification to  Notification to  Unregulated
                            MPT required*    MPT required
   c. Foreign Capital       Unregulated**    Unregulated      Unregulated
    Participation

  --------
   * Except in the case of Type I Carriers with "designated telecommunications facilities" (such as NTT East and NTT West) where prior approval is required pending finalization of a price-cap system. See "Description of Business--Regulation--Rates."
  ** Except in the case of NTT where the restriction continues.

 Rates

  Historically, Type I Carriers establish their rates in conformity with guidelines established by the advisory committee to MPT. Basically, these guidelines provided for the establishment of rates that would be reasonable for the society as a whole and that would produce estimated revenues in an amount equal to the "total cost" of each of the telecommunications services offered by each Type I Carrier. In May 1995, the Telecom Business Law was revised to provide that Type I Carriers need not obtain approval from MPT but need only notify MPT of changes in their rates if such rates fall within the categories of rates designated in ordinances issued by the Ministry of Posts and Telecommunications as those which would have relatively less impact on users' interests if they were to be changed. The revised law became effective in October 1995. In December 1996, further revisions to regulations under the Telecom Business Law were implemented to provide that Type I Carriers need not obtain approval from MPT but need only notify MPT of their mobile telecommunications rates for such services as cellular telephones, PHS and pocket pagers.

  In order to promote further competition in the telecommunications market, and as part of the Government's overall policy toward deregulation, the Telecom Business Law was revised in May 1998 and became effective as of November 1, 1998. Under the revised Law, Type I Carriers need not obtain approval from MPT but only notify MPT of their rates except in the case of certain services to be provided by such carriers with "designated telecommunications facilities". Type I Carriers with "designated telecommunications facilities" will be subject to a price-cap system for basic telephone services, ISDN services and leased circuit services provided within prefectures. Certain facilities of NTT East and NTT West have been designated as "designated telecommunications facilities" due to their dominant position in the local telecommunications market. The price-cap will be reflected in an index which represents a percentage of current rates. Under the price-cap system, an index will be fixed annually by MPT, and as long as the proposed rates of a Type I Carrier with "designated telecommunications facilities" do not exceed the amount that would be allowed under the price-cap, such carriers will not need to obtain approval from MPT but only need to notify MPT of their rates. Rates in excess of the amounts that would be allowed under the price-cap will require the prior approval of MPT. The index will initially equal the Consumer Price Index in Japan less a productivity factor and an exogenous factor. On June 13, 2000, the Telecommunications Council determined such index for the period commencing on October 1, 2000 and submitted it to the Ministry of Posts and Telecommunications. The index for basic telephone services, ISDN services and other services was set at 97.8, and the index for leased circuit services was set at 97.6. NTT East and NTT West will have to notify the Ministry of Posts and Telecommunications of their new rate plans by September 1, 2000. Beginning on October 1, 2000, NTT East and NTT West will be subject to the new price-cap system. Until October 1, 2000, rates for regional telecommunications services provided by NTT East and NTT West are subject to MPT approval. It is estimated that fiscal year 2001 revenues of NTT Group will be reduced by approximately (Yen)14 billion (representing a decrease of (Yen)7 billion for each of NTT East and NTT West); fiscal year 2002 revenues will be reduced by approximately (Yen)33 billion (representing a decrease of (Yen)17 billion for NTT East and a decrease of (Yen)16 billion for NTT West); and fiscal year 2003 revenues will be reduced by approximately (Yen)39 billion (representing a decrease of (Yen)20 billion for NTT East and a decrease of (Yen)19 billion for NTT West).

  Certain subsidiaries of NTT are Type II Carriers and are treated differently than NTT East and NTT West for rate making purposes. Special Type II Carriers must notify MPT prior to putting new rates into effect. General Type II Carriers are unregulated with respect to rates.

  For a discussion of rates currently applied to NTT Group's telephone and ISDN services, see "Description of Business--Principal Business Activities."

 Interconnection

  In February 1995, NTT announced its basic approach to the opening of its networks to other carriers in order to promote competition and to further develop information telecommunications. In principle, NTT allows all other carriers wishing to establish interconnections to NTT's network to do so-- provided NTT is compensated in a fair manner. Further, in September 1995, in order to promote competition in the local telecommunications field, NTT announced implementation of the interconnections of local switches and subscriber lines.

  Since then, NTT has held active discussions with other operators seeking to use its networks. The interconnection with other operators, previously connected only through NTT's Zone Centers (ZCs, or toll switching offices), was realized in 1997 through NTT's Group Centers (GCs, or local switching offices). TTNet commenced its local telephone services in January 1998. This brought direct competition for local telephone services for the first time.

  In June 1997, the Diet revised the Telecom Business Law in an attempt to promote transparent, fair, prompt, and reasonable interconnections. The revision provides that every Type I Carrier is obligated, upon request, to allow other telecommunications carriers access to its network through interconnection. Limitations on access may be based only on the maintenance of network integrity, unreasonable injury to the interests of the Type I Carrier or such other reasons as MPT determines to be proper. In addition to this general requirement, every Type I Carrier which is to install a "designated telecommunications facility" (defined as a telecommunications facility to be installed by a Type I Carrier in a region where the Type I Carrier provides in excess of a percentage of telecommunications services as designated by MPT) will be required to submit each interconnection tariff determining interconnection rates to be received by the Type I Carrier and conditions for such interconnection to

MPT for approval. Currently, NTT East and NTT West are the only Type I Carriers obliged to make such submission. MPT will issue approval if the technical requirements at standard points of interconnection and interconnection rate by individual function are specified correctly and distinctly, the interconnection conditions are not disadvantageous as compared to the conditions the Type I Carrier would impose to connect its own telecommunications facilities and there is no unfair discrimination against any particular telecommunications carrier. Each Type I Carrier installing a "designated telecommunications facility" will be required to publish each interconnection tariff in accordance with rules to be promulgated by MPT, to compile and publish accounts concerning the income and disbursements relating to interconnections to its "designated telecommunications facilities" and to recalculate its interconnection rates annually so that they are "fair and impartial" in light of the costs as calculated in such accounts. The revised Telecom Business Law became effective in November 1997.

  Following the revision to the Telecom Business Law, the Ministry of Posts and Telecommunications designated certain telecommunications facilities as "designated telecommunications facilities" in December 1997. Certain of NTT's facilities for its regional telecommunications services were designated as the "designated telecommunications facilities" due to NTT's dominant position in the local telecommunications market. NTT East and NTT West are subject to the special rules mentioned above applicable under the revised Telecom Business Law.

  In October 1998, NTT submitted its interconnection tariffs to MPT for approval in connection with its designated telecommunications facilities. Such tariffs were approved in January 1999.

  The conditions upon which network access, especially to local networks, is offered, are of great significance to the development of the Japanese telecommunications market. The cost of interconnection to the local networks of NTT East and NTT West is expected to be a significant part of the operating costs of competing telecommunications carriers, and, as competition grows, increasingly important to NTT Group.

  In May 1998, the U.S. Government and the Japanese Government issued a status report in which the Japanese Government expressed its intention to introduce "Long-run Incremental Cost Methodology" for setting interconnection rates. Long-run Incremental Cost Methodology would calculate interconnection rates based on costs assumed to be incurred for construction of the current network with presently available equipment and technology. In the report issued by the U.S. Government and the Japanese Government it was specifically stated that:

  (i) a bill to amend the Telecom Business Law will be submitted to the regular Diet Session in the spring of 2000 in order to implement Long-run Incremental Cost Methodology as early as possible;

  (ii) due consideration will be paid to ensure that the implementation of Long-run Incremental Cost Methodology would cause no disruption to the provision of universal services and that it would not prove destructive to end user rates and business operations of incumbent local exchange carriers; and

  (iii) prior to the introduction of Long-run Incremental Cost Methodology based rates, the Japanese Government will, within the scope of its existing authority, promote the reduction of interconnection rates as much as possible.

  In a joint statement by the Government of Japan and the U.S. Government in May, 1999, it was stated that, in the process of calculating interconnection rates for fiscal year 2000, the Government of Japan will continue its policy of promoting reductions of the interconnection rates as much as possible, within the scope of its existing authority, and ensure that the relationship between retail rates and interconnection rates would not impair local competition.

  A study group for Long-run Incremental Cost Methodology of the Ministry of Posts and Telecommunications on September 20, 1999 announced a technology model for Long-run Incremental Cost Methodology. The model contains two alternative assumptions with respect to the recovery of costs for a portion of switch equipment ("feeder Remote Terminals"). Under one assumption (the "Model Case A"), these costs would be charged through interconnection rates. Under the other assumption (the "Model Case B"), these costs would be recovered through monthly charges.

  In February 2000, the Telecommunications Council submitted to MPT its report, in which it stated that it would be appropriate to adopt Model Case A for the time being, and to leave Model Case B for consideration in the future as there was no consensus in Japan on raising users' monthly charges. The report also stated that it would be appropriate to implement the recommended Long-run Incremental Cost Methodology based on the Model Case A in as short a period as possible, although it would be necessary to allow for an introductory period, since there would be a serious adverse effect on the operations of NTT East and NTT West were Model Case A to be adopted immediately.

  At the end of March 2000, an amended Telecom Business Law bill that provided for the introduction of the Long-run Incremental Cost Methodology was submitted to the Diet. The bill passed the Lower House on April 27 and the Upper House on May 12, and the law was enacted on May 19. Both houses also adopted a supplementary resolution, which provided that care be taken so that there would be no adverse effect on providing universal service, on the operations of NTT East and NTT West, and on user charges, and that the selection, application, and implementation of a model be handled with great care so that costs of investment can be recovered effectively and accurately. The supplementary resolution also provided that a thorough examination be made of the effectiveness of this method of regulation itself, which in many foreign countries is only partially implemented, and that any necessary changes be made. MPT is to issue an order relating to the specific method of calculation to be used under the amended Telecom Business Law.

  The Government of Japan and the U.S. Government had not been able to reach an agreement on the introduction of Long-run Incremental Cost Methodology-based rates at the Japan-U.S. Talks on Deregulation and Competitive Policy which had been held through March 2000. However, in July 2000, as part of continued discussions, the Government of Japan and the U.S. Government agreed, among other things, on such introduction. In particular, the Government of Japan and the U.S. Government agreed that:

  (i) interconnection rates would be reduced 22.5% for GC interconnection and 60.1% for ZC interconnection in comparison to the fiscal year 1999 rates to be phased in over three years, between fiscal years 2001 and 2003;

  (ii) in regard to the above reductions, by the end of fiscal year 2002, NTT will frontload and implement rate reductions, including decreasing rates by 80% for both ZC exchange and GC-ZC transmission and by 70% for GC exchange in comparison to the model interconnection rates based on estimates of the traffic data from fiscal year 2000. Based on these plans, by the end of fiscal year 2002, GC rates are expected to decline by 20% and ZC rates are expected to decline by 50% in comparison to the fiscal year 1999 rates; and

  (iii) by the end of 2002, the Ministry of Posts and Telecommunications will complete a study on the revision of the model and the treatment of Model Case B, and the Government of Japan and the U.S. Government will further discuss interconnection rates for fiscal year 2003.

  It is uncertain how the implementation of the foregoing Long-run Incremental Cost Methodology will impact the revenues and expenditures of NTT East and NTT West as the estimated figures for fiscal years 2001 and 2002 are subject to change once the final fiscal year 2000 traffic figures become available. If the rates used in the model based on the estimated fiscal year 2000 traffic data are reduced by 27.5%, it is estimated that fiscal year 2001 revenues of NTT East and NTT West will be reduced by approximately (Yen)49 billion (representing a decrease in revenues of (Yen)24 billion for NTT East and a decrease in revenues of (Yen)25 billion for NTT West); fiscal year 2002 revenues of NTT East and NTT West would be reduced by approximately (Yen)86 billion (representing a decrease in revenues of (Yen)43 billion for each of NTT East and NTT West, respectively); and fiscal year 2003 revenues of NTT East and NTT West would be reduced by approximately (Yen)107 billion (representing a decrease in revenues of (Yen)55 billion for NTT East and a decrease in revenues of (Yen)52 billion for NTT West). For these three fiscal years, the decrease in revenues of NTT East and NTT West is expected to be
(Yen)242 billion (representing a decrease in revenues of (Yen)122 billion for NTT East and a decrease in revenues of (Yen)120 billion for NTT West). However, on an NTT Group consolidated basis, such decrease would be reduced by the off-setting cost savings of such Long-run Incremental Cost Methodology to NTT Communications and NTT DoCoMo Group which provide a portion of the revenues of NTT East and NTT West.

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

Other Regulatory Developments

  The following events represent major recent regulatory developments in the telecommunications field.

  In June 1998, the Ministry of Posts and Telecommunications released a report concerning universal services, the provision of which is an obligation of NTT, NTT East and NTT West under the NTT Law. The report concluded that certain telephone services are indispensable to the national welfare and should be deemed "universal services" that require proper and stable provision with equal conditions across the country. In the report released by the Ministry of Posts and Telecommunications, "universal services" would include basic telephone services to customers throughout Japan. ISDN and wireless telephone services were excluded from the scope of "universal services." At the present time, it is not clear what obligations will be imposed on NTT, NTT East and NTT West and other Type I Carriers with respect to the provision of "universal services"; however, the report places emphasis on the establishment of a "Universal Services Fund." The report proposed that, through contributions by telecommunications service providers to the fund, providers of universal services such as NTT, NTT East and NTT West should be subsidized for the costs incurred to provide such services. It was also proposed that international and long distance telephone services should not be subsidized since competition among telecommunications service providers has already led to nationwide availability. Based on the estimated costs of the universal services, the Ministry of Posts and Telecommunications is conducting an overall review of the need for a Universal Services Fund and the timetable for its possible introduction.

  The Ministry of Posts and Telecommunications discussed the introduction of local number portability, which will enable subscribers to change their telephone companies without changing their phone numbers. The Ministry of Posts and Telecommunications publicized its study group's reports (a) in May 1998 regarding the realization of number portability and (b) in March 1999 regarding the division of costs in implementing this new system. Local number portability will be introduced as early as possible around fiscal year 2001.

  The Ministry of Posts and Telecommunications is currently considering the introduction of "Presubscription" for domestic and international service. Presubscription will enable telephone subscribers to use the telecommunications service provider of their choice without dialing prefixes by prior selection of and registration with such service provider. Presubscription is expected to be introduced in May 2001.

  The Deregulation Committee, an advisory committee set up by the Japanese Cabinet Decision of December 20, 1997, issued a report on December 15, 1998, with respect to government deregulation in a number of sectors of the Japanese economy. The report reflected a desire for NTT's complete privatization at some point in the future, together with the elimination of monopolies in the regional telecommunications markets, and recommended that effective action should be taken to promote substantive competition between NTT East and NTT West. This report also included a recommendation that in the future the reorganized NTT be required to reduce its ownership of NTT DoCoMo to the level where competition between NTT DoCoMo Group and NTT's two regional telephone companies is facilitated. On March 30, 1999, the Government of Japan revised its Three-year Program for Promoting Deregulation stating, among other things, that, based on the Deregulation Committee's report and in connection with NTT's ownership of NTT DoCoMo, it will watch carefully competition between NTT DoCoMo Group and NTT's two regional telephone companies. On July 13, 1999, the Ministerial Conference on Industrial Structural Reform and Employment Policies issued a report concerning regulatory reform to create employment opportunities and strengthen industrial competitiveness. This report stated that NTT's ownership of NTT DoCoMo will be considered, taking into account the competition among cellular phone companies and the competition between NTT DoCoMo Group and NTT's two regional telephone companies. It has not been decided at this time what action, if any, may be taken by the Government.

  A private research panel of experts on Government Regulation and Competition Policy under the Fair Trade Commission ("FTC") announced in the June 2000 report that NTT's ownership in NTT DoCoMo should be

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

lowered in order to promote fair competition. Some newspapers also reported that the FTC opinion also states that NTT is not in violation of any anti-monopoly laws at this point.

  NTT continues to maintain that its ownership of NTT DoCoMo does not have any adverse effect on fair competition in the Japanese telecommunications market.

  On July 26, 2000, the Ministry of Posts and Telecommunications made inquiries to the Telecommunications Council concerning a number of issues relating to the promotion of competition in the Japanese telecommunications market in order to advance the Information Technology revolution. As a result of these inquiries, a formal discussion of these issues has begun.

Research and Development

  NTT believes that its investment in research and development is important to allow it to develop new products and services and to remain competitive. For the fiscal years 2000, 1999 and 1998, research and development expenses amounted to (Yen)357.6 billion, (Yen)381.8 billion and (Yen)288.9 billion, or 3.4%, 3.9%, and 3.1% of operating revenues, respectively.

  In the field of telecommunications, demand for Internet and data communication related services appears to be set to maintain high growth rates well into the future, fueled by the spread of cellular telephones and personal computers (PCs) and the sharp rise in use of the Internet and other computer-based communications networks. Network-mediated cyberbusinesses are just one example of the many remarkable, nascent changes being witnessed in the structure of information sharing across a variety of fields. In response to these developments, NTT has vigorously engaged in research and development programs that aim, first, to create convenience and secure multimedia services, and, second, to develop the basic technologies that will support the future of telecommunications.

  With the aim of developing the high-quality, high-speed, broadband network services--notably IP-VPN services and fixed-rate IP connection services that use ISDN lines--that promise to become the foundation of the information-sharing society in the future, NTT Group is conducting R&D into access network technologies that make use of a variety of media. Such technologies include backbone network technologies such as IP and ATM, as well as optical fiber and wireless. Moreover, as a part of work towards the creation of information-sharing structures, NTT Group is developing optical access technologies capable of dedicated connection speeds of up to 10 megabits per second. Alongside these efforts, NTT Group has also carried out field trials on a global network of IPv6, a next-generation Internet technology designed for large-scale networks.

  NTT Group's R&D programs have also targeted technologies associated with a number of information-sharing platforms. For example, NTT has developed methods to make e-commerce safe and reliable, such as authentication, settlement, IC cards, or copyright protection and other technologies designed to facilitate content distribution.

  NTT Group is also conducting R&D into ways of enriching the quality of information sharing. Such programs include "DUG-1," an intelligent spoken dialogue system that can adapt to human interaction, and a "MultiMedia World Processor" that can support 3-D computer graphics animation.

  As part of research into ways of lowering the cost of constructing future ultra-high-speed, high-capacity networks, NTT Group has developed processing technology that has taken great strides in creating the manufacturing expertise required to produce high-performance devices on a nanometer (a billionth of a meter) scale-which has not been possible before now. NTT Group was also the first company in the world to develop a single-chip opto-LSI circuit, which is capable of the simultaneous detection of 16 optical signals of different wavelengths, transmitted along a single optical fiber.

  In other work, NTT Group has successfully tested prototype electronic circuits that have extremely low electric power consumption--about 100,000 times less than that of conventional devices.

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

  Introduction of the next generation mobile communication system capable of dealing with various but integrated contents, such as voice, data and visual images, is needed. Standardization of the next generation mobile communication system (IMT-2000, formerly FPLMTS) is moving forward with the ITU (International Telecommunication Union). NTT DoCoMo Group has been actively involved with this standardization, and is the principal supporter of wideband-code division multiple access ("W-CDMA") as the third-generation wireless communications platform for the next century. W-CDMA will offer high-speed data rates enabling the integration of voice communications with multimedia applications, such as full-motion video, Internet access and videoconferencing. NTT DoCoMo Group intends to commence W-CDMA services in May 2001.

  Since the reorganization of NTT, NTT engages in fundamental research and development and business-oriented applied research and development activities are conducted by NTT East, NTT West and NTT Communications.

Global Businesses

  In June 1997, the Diet passed the amendments to the NTT Law. These changes, among other things, allow NTT Group to enter the international telecommunications business and provide global end-to-end services. See "Description of Business--Reorganization".

  NTT Group is focusing on the high-growth areas of mobile communications, IP networks and platforms, and expanding into U.S. and European markets from its Asian base.

  NTT DoCoMo plans to use its global competitiveness and strength in areas such as i-mode and IMT-2000 technology to build investment and financing ties with major mobile infrastructure operators in other countries and actively engage in business development with the objective of the full-scale development of mobile multimedia services in the West, as well as in Asia. Joint ventures and strategic alliances are expected to be formed with the world's leading multimedia companies with the goal of establishing mobile communications and other standards.

  NTT Communications will spearhead efforts to develop a global IP network and IP connectivity in Asia and the U.S. in particular, responding to the borderless needs of Japanese global companies and other global companies seeking to enter the Japanese and Asian markets.

  NTT Communications, NTT DoCoMo, NTT DATA and other NTT Group companies will combine their strengths with the goal of capturing a significant share of the rapidly growing electronic commerce market, and expect to engage in the necessary partnering and alliances to promote globally IP platform businesses such as ASP and data centers.

  NTT Group global businesses are as follow:

  (i) NTT East and NTT West

  NTT Group has been actively involved in establishing carrier businesses and infrastructure operations in Asia.

  In November 1992, NTT participated in its first large-scale overseas telecommunications project to provide Thai Telephone & Telecommunication Public Co., Ltd. ("TT&T") with the design, construction and operation of a one-million-circuit enlargement of a regional telephone system. In October 1993 TT&T started to provide telephone services in some areas and in September 1995 announced the construction of another half-million telephone lines, which was completed in September 1996. As of December 1999, the total number of telephone lines in service reached 1.2 million. Prior to the reorganization, NTT had made cumulative investments worth US$209 million in TT&T. These investments were transferred from NTT to NTT West upon the reorganization. NTT West designates three board members and holds an 18% ownership interest in TT&T.

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

  In July 1995, NTT agreed with PT Telekomunikasi Indonesia, a state-owned domestic carrier in Indonesia, on the basic conditions for a project that will install 400,000 telephone lines in central Java. This installation was completed in August 1999. NTT, as a member of a consortium formed with Telstra Corporation Limited and PT Indonesian Satellite Corporation, acquired 15% of the total equity of the joint venture company, Mitra Global Telekomunikasi Indonesia ("MGTI"). The aggregate amount of investment is US$31.8 million. At the reorganization, this investment was transferred from NTT to NTT East.

  In November 1997, NTT Vietnam Corporation, a joint venture 55% owned by NTT, and Vietnam Posts and Telecommunications Corporation ("VNPT") jointly received a license from the Vietnamese government for the construction of a telephone network project in the northern part of Hanoi. The project will construct 240 thousand telephone exchange lines for an investment of approximately US$200 million. At the reorganization, this investment was transferred from NTT to NTT East.

  (ii) NTT Communications

  NTT Group first launched its global end-to-end telecommunications services in September 1997 pursuant to amendments to the NTT Law adopted in June 1997. These services were limited to data communications services provided to multinational corporations. NTT began offering global end-to-end telecommunications services, including voice, on a full-scale basis on October 1, 1999. These services are provided by NTT's subsidiary, NTT Communications which conducts its global telecommunications activities under the name "Arcstar." As of March 31, 2000, NTT Communications' Arcstar-brand global communications services were provided in 47 areas.

  In March 1995, NTT signed an agreement with Smart Communications Inc. ("Smart"), a Philippine telecommunications operator providing mobile and international telecommunications, to provide technical assistance in its local telephone operations. NTT Group originally acquired a 15% interest in Smart. In March 1999, NTT raised its interest in Smart to 37% by acquiring Smart shares from First Pacific Company Limited ("FPC") for US$149 million and acquiring Smart's new shares for US$65 million. After the transaction, NTT's total investment in Smart was US$372 million. Smart is the largest mobile service provider in the Philippines with a market share of over 40%.

  In August 1997, NTT signed a contract with the Government of Sri Lanka and Sri Lanka Telecom Ltd. ("SLT") to become a strategic partner of SLT. NTT invested US$225 million in SLT, acquiring a 35% interest in SLT. At the reorganization, this investment was transferred from NTT to NTT Communications and an NTT Communications executive is serving as Chief Executive Officer of SLT. SLT, privatized in 1996, is an incumbent distributor of basic domestic and international telecommunications services in Sri Lanka.

  In September 1997, NTT invested US$100 million to acquire a 12.5% stake in Teligent, a fixed wireless access carrier in the United States. This investment reflects management's belief in the growth prospects of the U.S. market and the potential strength of Teligent when combined with NTT Group's managerial and technical support. As of March 2000, NTT's stake was 11.2%. At the reorganization, this investment was transferred from NTT to NTT Communications.

  In May 1998, StarHub, a consortium formed by NTT, Singapore Technologies Telemedia ("STT"), Singapore Power ("SP") and British Telecom ("BT"), won licenses from the Telecommunication Authority of Singapore ("TAS") to provide public basic telecommunication services (both domestic and international) and public cellular mobile telephone services. At the reorganization, this investment was transferred from NTT to NTT Communications. StarHub launched the services in April 2000.

  In August 1998, NTT with the Beijing Telecommunications Administration ("BTA") established a joint venture, Beijing Telecom NTT Engineering Co., Ltd. ("BNTE"). BNTE started operations from September 1998 providing a system integration service mainly in the area of Beijing. The capital of the new company is US$3 million, of which US$1.47 million was provided by NTT. At the reorganization, this investment was transferred from NTT to NTT Communications.

  In July 1999, NTT Communications reached an agreement with CCT Telecom Holdings Limited ("CCT Telecom"), to acquire a 49% stake in HKNet Company Limited ("HKNet"), a major Internet service provider ("ISP") in Hong Kong. The amount of the investment is US$16 million. NTT Communications has the right to designate two directors to HKNet and participate in the company's management. The two companies are forming a strategic partnership to jointly provide various IP-related services, such as IP-VPN, in Hong Kong and use the joint venture to enrich services for corporate users being provided by NTT Communications group under the "Arcstar" brand.

  In September 1999, NTT Communications, which was assigned Smart's shares by NTT, reached an agreement with Philippine Long Distance Telephone Company ("PLDT"), the Philippine's largest telecommunications carrier, and FPC, PLDT's major shareholder, to acquire a 15% stake in PLDT. Pursuant to the agreement, NTT Communications exchanged all of its shares in Smart for new common shares of PLDT. PLDT issued new PLDT common shares to Smart's shareholders representing 22.5% of PLDT's common share capital after the exchange of shares. NTT Communication's interest in Smart accounted for 7.8% of the enlarged share of capital of PLDT. NTT also simultaneously subscribed for newly issued PLDT common shares for approximately US$358 million representing 7.2% of the enlarged common share capital of PLDT. Also, under the agreement, the FPC group's 56% share ownership of Smart was converted into new common shares of PLDT. As a result of the investment, NTT Communications was given the right to appoint two directors.

  In November 1999, NTT Communications signed an agreement with Australia-based Davnet Limited ("Davnet") concerning a strategic partnership to jointly provide high-quality network services to corporate customers (in particular multinationals) in Australia. Under the terms of the agreement, NTT Communications obtained a 49% stake in Davnet Telecommunications Pty Ltd. ("Davtel"), a subsidiary of Davnet, after the reorganization of the Davnet Group. The total size of the transaction is approximately US$78 million. The two companies will jointly provide various IP-based services and other communication services in the Australian market. Under the agreement, NTT Communications has the right to designate two directors to Davtel to participate in the company's management.

  In February 2000, NTT Communications signed an agreement with AT&T to acquire 15% interest in AT&T Global Network Services-Japan LLC ("AGNS-Japan"), part of AT&T Solutions Group, a wholly owned subsidiary of AT&T. NTT Communications invested US$50 million. NTT Communications allowed AGNS-Japan to use the NTT Communications logo with the AGNS-Japan logo in Japan. NTT Communications would hold two seats on the board of directors of AGNS-Japan.

  In May, 2000, NTT Communications, through a U.S.-based subsidiary, entered into a definitive merger agreement with Verio pursuant to which NTT Communications will acquire a majority of the shares of Verio at a price of $60 per share of common stock through a takeover bid and Verio will thereafter be merged into such U.S. subsidiary of NTT Communications. The transaction is valued at approximately $5.1 billion.

  In June 2000, NTT Worldwide Telecommunications Corporation, a wholly owned subsidiary of NTT Communications, and Korea Telecom ("KT") concluded an Arcstar Service Agreement. Under the agreement, KT is to provide and market Arcstar services such as Managed Bandwidth Service and Arcstar Managed Frame Relay Service in South Korea, thereby enabling a wider distribution of these services.

  (iii) NTT DoCoMo

  In November 1998, NTT DoCoMo acquired an interest in a Brazilian cellular phone holding company Tele Sudeste Celular Participaces S.A. ("Tele Sudeste"), through a consortium of investors including Telefonica de Espana S.A., Iberdorola S.A. and Itochu Corporation. The consortium owns approximately 51.8% of the voting

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

share of Tele Sudeste. NTT DoCoMo invested (Yen)10.4 billion and its participation in the consortium is equal to 7%. Tele Sudeste owns companies that provide cellular services in Rio de Janeiro and Espirito Santo.

  In December 1999, NTT DoCoMo reached an agreement and signed a Share Purchase Agreement with Hutchison Whampoa Company Limited ("Hutchison") to acquire a 19% ($410 million) equity participation in HTCL, a Hong Kong company that operates a cellular telephone business in Hong Kong under the Hutchison Whampoa Group, also a Hong Kong company. NTT DoCoMo is involved in the management of HTCL through technical support relating to the development of IMT-2000 and mobile multimedia services and the designation of a Board member.

  In May 2000, NTT DoCoMo signed a Memorandum of Understanding with Dutch-based Koninklijke KPN N.V. ("KPN") and its subsidiary, a holding company of cellular operators, KPN Mobile N.V. ("KPN Mobile"), under which NTT DoCoMo is to acquire 15% of the Class A shares of KPN Mobile. In July 2000, NTT DoCoMo signed a share purchase agreement with KPN Mobile to invest approximately US$3.8 billion.

  In July 2000, NTT DoCoMo signed an agreement with Hutchison and KPN Mobile to purchase equity stakes in Hutchison 3G UK Holdings Ltd ("Hutchison 3G"), a holding company in the United Kingdom which owns the third generation cellular telephone license through a subsidiary. NTT DoCoMo undertook this transaction in order to introduce IMT-2000 and mobile multimedia services swiftly. NTT DoCoMo will invest approximately US$1.8 billion in Hutchison 3G, acquiring a 20% interest in Hutchison 3G. KPN Mobile will acquire a 15% stake in Hutchison 3G.

  (iv) Other Initiatives

  Since April 1996, NTT has been given the opportunity to take part in Malaysia's Multimedia Super Corridor ("MSC") project, a national project of Malaysia calling for the creation and development of a global multimedia hub for the 21st century. NTT participated in designing the master plan of the project. NTT was awarded "MSC Status" by the Malaysian Government, which provides NTT Group with certain financial and non-financial incentives, such as an exemption from Malaysian income taxes and the ability to employ certain foreign workers. In September 1997, NTT established NTT MSC Sdn. Bhd., a wholly owned subsidiary which carries out telecommunications businesses in Malaysia and serves as the center of R&D activities for the Asian region. NTT Group also contributes to the development of Malaysia's telecommunications industry through technology transfer and human resources development, including the dispatch of instructors to the newly established Multimedia University. After the reorganization, this project is being managed by NTT Communications.

  In June 1997, NTT established the Asian Multimedia Forum ("AMF") with leading telecommunication services providers and Internet services providers. The AMF aims to promote acceptance and development of multimedia services, applications and technologies in Asia. AMF is a non-profit organization, and open to the entities and individuals who share the same goal of promoting the acceptance and implementation of multimedia services/applications/technologies in Asia. As of June 2000, 53 organization companies, vendors, traders and other interested parties mainly from the Asia-Pacific region have joined AMF. After the reorganization, NTT Communications became a member of the AMF.

Procurement

  As part of its strategy to strengthen its corporate competitiveness and to meet the demands of today's rapidly advancing information and communication fields, NTT Group is making every effort to increase management efficiency to provide superior services to its customers. To realize this goal, NTT Group conducts its procurement in an open and transparent manner, taking into account its business needs, provides non-discriminatory and competitive opportunities to both domestic and foreign suppliers, and conducts global and market-driven procurement of competitive products.

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

  NTT Group provides procurement information via the Internet homepage named "ON TIME" and always welcomes access from competitive suppliers worldwide.

Employees

  NTT and its consolidated subsidiaries had approximately 224,000 employees at March 31, 2000, making it the largest private sector employer in Japan. Almost all employees, excluding supervisory staff, are members of the NTT Rodo Kumiai (All NTT Workers Union of Japan; the "Union"), which is a member of the Nippon Rodo Kumiai So Rengokai (Japanese Trade Union Confederation). NTT Group maintains favorable labor relations with the Union and has experienced no significant strikes by the Union over the past ten years.

  In fiscal year 1994, NTT offered voluntary early retirement to certain employees in fiscal years 1994 and 1995 as part of its streamlining effort to control growth in personnel expenses by strategic restructuring of staffing levels. Approximately 14,000 employees accepted NTT's retirement proposal in fiscal years 1994 and 1995.

  In fiscal years 1998 and 1999, NTT re-evaluated its existing system of support for workers who voluntarily choose to transfer out of the company. In particular, NTT expanded the target age range of workers who qualify for benefits under the system, and adopted a plan which would pay an additional amount of one-time severance. Approximately 6,300 employees accepted NTT's voluntary transfer proposal in fiscal years 1998 and 1999.

  On November 17, 1999, NTT East and NTT West announced that the companies would reduce the number of employees by an aggregate of approximately 21,000 by the end of fiscal year 2003. Of this amount, it is expected that approximately 4,000 employees will be transferred to other NTT Group companies.

ITEM 2--DESCRIPTION OF PROPERTY

  The properties of NTT Group consist principally of plant and equipment used to provide nationwide telecommunications services and are generally in good operating condition.

  At March 31, 2000, the gross book value of NTT Group's property, plant and equipment was (Yen)32,607 billion (US $308 billion), consisting of telecommunications equipment (mainly central office equipment, including switching equipment) (37.8%); telecommunications service lines (36.7%); buildings and structures (15.8%); machinery, vessels and tools (vehicles, office equipment, furniture, etc.) (5.6%); land (2.3%); and construction in progress (1.8%). Substantially all of the important communications facilities are in buildings owned by NTT Group.

  NTT Group's network is constantly in the state of being modernized and is expected to be adequate for current operations. In recent years, NTT has upgraded its telecommunications plant and equipment with digital transmission and switching equipment. On December 17, 1997, NTT's domestic telecommunications network was completely digitized. NTT Group will provide more effective and advanced services and plans to expand optical fiber cables in the access network. As indicated under "Capital Investments" in Item 1-- "Description of Business," NTT Group is shifting capital investment strategy from investment in infrastructure to investment in demand-oriented customer services.

ITEM 3--LEGAL PROCEEDINGS

  In the normal course of business, NTT Group is subject to proceedings, lawsuits and other claims. However, based upon the information currently available to both NTT Group and its legal counsel, management believes that damages from such lawsuits, if any, would not have a material effect on NTT's consolidated financial statements.

ITEM 4--CONTROL OF REGISTRANT

(a) As far as known to the registrant, state whether the registrant is directly or indirectly owned or controlled by another corporation(s) or by any foreign government and, if so, give the name(s) of such controlling corporation(s) or government and briefly describe the nature of such control.

    As of March 31, 2000, the Government of Japan owns 53.15% of the issued and outstanding Shares of NTT. See Note 13 of the Notes to Consolidated Financial Statements.

(b) If the registrant's outstanding voting securities are in registered form, furnish the following information, as of the most recent practicable date, in substantially the tabular form indicated, with respect to: (1) any person who is known to the registrant to be the owner of more than ten percent of any class of the registrant's voting securities and (2) the total amount of any class of the registrant's voting securities owned by the officers and directors as a group, without naming them.

                                            As of March 31, 2000
                                 --------------------------------------------
                                                                      Percent
                                   Identity of Person     Amount of     of
          Title of Class                or Group         Shares Owned  Class
          --------------         ----------------------  ------------ -------
   Common stock, par value       Government of Japan     8,416,855.26  53.15%
    (Yen)50,000................. (Minister of Finance)
   Common stock, par value       Directors and officers        128.14  0.001%
    (Yen)50,000................. as a group (12 persons)

(c) Describe any arrangements, known to the registrant, the operation of which may at a subsequent date result in a change in control of the registrant.

  None.

ITEM 5--NATURE OF TRADING MARKET

Share Prices and Dividends

  The primary market for the Shares of NTT is the Tokyo Stock Exchange (the "TSE"). The Shares have been traded on the First Section of that exchange since February 1987 and are also listed on all other stock exchanges in Japan.

  The following table sets forth for the periods indicated the reported high and low sale prices of the Shares on the TSE. It also sets forth the closing highs and lows of two TSE stock indices. The Tokyo Stock Price Index ("TOPIX"), which is published by the TSE, is a weighted index of the market value of all stocks listed on the First Section of the TSE. As of March 31, 2000, stocks of 1,401 companies were traded on the First Section of the TSE. The Nikkei Stock Average is a widely followed unweighted arithmetic average of 225 selected stocks traded on the First Section.

                                 TSE                             Closing        Closing Nikkei
                           Price per Share                        TOPIX          Stock Average
                         ------------------- Average daily  ----------------- -------------------
Calendar Period            High       Low    trading volume   High     Low      High       Low
---------------          --------- --------- -------------- -------- -------- --------- ---------
                                                (number
                           (yen)     (yen)     of shares)   (points) (points)   (yen)     (yen)
1998
  First quarter......... 1,230,000 1,050,000      7,918     1,300.30 1,120.61 17,264.34 14,664.44
  Second quarter........ 1,170,000   996,000      5,633     1,254.74 1,156.47 16,536.66 14,715.38
  Third quarter......... 1,280,000   995,000      8,162     1,280.73 1,043.57 16,731.92 13,406.39
  Fourth quarter........ 1,080,000   819,000      9,553     1,164.59   980.11 15,207.77 12,879.97
1999
  First quarter......... 1,200,000   854,000     14,569     1,269.76 1,048.33 16,378.78 13,232.74
  Second quarter........ 1,440,000 1,130,000     18,829     1,425.64 1,292.07 17,782.79 15,972.68
  Third quarter......... 1,570,000 1,200,000     13,894     1,535.23 1,420.64 18,532.58 16,821.06
  Fourth quarter........ 1,900,000 1,300,000     28,116     1,722.20 1,460.23 18,934.34 17,254.17
2000
  First quarter......... 1,790,000 1,310,000     18,039     1,754.78 1,558.15 20,706.65 18,168.27
  Second quarter........ 1,600,000 1,200,000     16,154     1,732.45 1,504.93 20,833.21 16,008.14

  On June 30, 2000, the last reported sale price of the Shares on the TSE was
(Yen)1,410,000 per Share, and the closing TOPIX and Nikkei Stock Average on that date were 1,591.60 and (Yen)17,411.05, respectively.

  ADSs are listed on the New York Stock Exchange. 200 ADSs represent one Share and are evidenced by ADRs issued by Morgan Guaranty Trust Company of New York, as Depositary.

  On December 18, 1998, the Government sold 1,000 thousand Shares to a variety of individual and institutional investors in a global offering. Shares sold in the United States were registered with the SEC. The global offering consisted of 981,560 Shares and 3,688,000 ADSs (representing 18,440 Shares).

  On November 12, 1999, the Government sold 952,000 Shares to a variety of individual and institutional investors in a global offering. Shares sold in the United States were registered with the SEC. The global offering consisted of 862,000 Shares and 18,000,000 ADSs (representing 90,000 Shares).

  On June 30, 2000, approximately 20,846,100 ADSs (equivalent to 104,230 Shares, or approximately 0.66% of the total number of Shares outstanding on that date) were outstanding and were held by 335 record holders of ADRs (including 324 record holders in the United States holding 20,845,469 ADSs). The following table sets forth for the periods indicated the high and low sales price of the ADSs as set forth on the New York Stock Exchange composite tape.

                                                       NYSE
                                                     Price per   Average daily
Calendar Period                                         ADS      trading volume
---------------                                     ----------- ----------------
                                                    High   Low  (number of ADSs)
                                                    ----- ----- ----------------
                                                     ($)   ($)
1998
  First quarter.................................... 48.50 41.13      19,307
  Second quarter................................... 44.38 34.69      13,732
  Third quarter.................................... 45.44 35.63      14,689
  Fourth quarter................................... 45.25 31.00      31,264
1999
  First quarter.................................... 49.88 36.00      41,234
  Second quarter................................... 64.94 47.00      49,233
  Third quarter.................................... 62.81 56.50      98,603
  Fourth quarter................................... 89.25 77.38     179,039
2000
  First quarter.................................... 78.81 68.00     143,303
  Second quarter................................... 68.38 60.06      86,842

  The Shares are also listed on the London Stock Exchange.

  NTT has paid dividends on the Shares semiannually in respect of each fiscal year since NTT's founding in 1985. The annual dividend is recommended by the Board of Directors and approved by shareholders at the general meeting of shareholders required to be held in June of each year. Immediately following approval thereof at the meeting and authorization of MPT, dividends are distributed to holders of record on the preceding March 31 in proportion to their respective holdings of Shares at that date. Annual dividends may be distributed either in cash or, if approved by the shareholders, in the form of Shares. In addition to annual dividends, NTT may make cash distributions from its retained earnings to its shareholders of record as of September 30 in each year by resolution of its Board of Directors and authorization of MPT.

  The following table sets forth the respective shareholder and Board of Director (interim dividend) approval dates, payment dates and amount of dividends paid by NTT applicable to each of the six-month periods indicated.

   Six months ended      Approval Date     Payment Date     Dividend per Share
   ----------------    ----------------- ----------------- --------------------
                                                             (yen)    (dollars)
September 30, 1995.... November 22, 1995 December 13, 1995 (Yen)2,500  $24.57
March 31, 1996........ June 27, 1996     June 28, 1996     (Yen)2,500  $22.84
September 30, 1996.... November 22, 1996 December 13, 1996 (Yen)2,500  $21.98
March 31, 1997........ June 27, 1997     June 30, 1997     (Yen)2,500  $21.78
September 30, 1997.... November 21, 1997 December 12, 1997 (Yen)2,500  $20.50
March 31, 1998........ June 26, 1998     June 29, 1998     (Yen)2,500  $19.24
September 30, 1998.... November 20, 1998 December 11, 1998 (Yen)2,500  $21.41
March 31, 1999........ June 29, 1999     June 30, 1999     (Yen)7,500  $52.26
September 30, 1999.... November 24, 1999 December 13, 1999 (Yen)2,500  $23.96
March 31, 2000........ June 29, 2000     June 30, 2000     (Yen)2,500  $23.14

  See Note 13 of Notes to Consolidated Financial Statements.

  NTT paid an annual dividend of (Yen)7,500 per share in respect of fiscal year 1999. This dividend consisted of a special dividend of (Yen)5,000 per share and an ordinary dividend of (Yen)2,500 per share paid to shareholders of record on March 31, 1999 following shareholders and MPT approval as well. The special dividend was announced in October 1998 in conjunction with NTT's sale of a portion of its interest in NTT DoCoMo.

  The payment, as well as the amount, of dividends in the future will be subject to the level of NTT's earnings, NTT's financial condition and other factors, including applicable government regulations.

  Under Japanese foreign exchange controls currently in effect, dividends paid on Shares held by non-residents of Japan may be converted into any foreign currency and repatriated abroad. Under the terms of the Deposit Agreement pursuant to which ADRs are issued, the Depositary is required, to the extent that in its judgment it can convert Japanese yen on a reasonable basis into U.S. dollars and transfer the resulting dollars to the United States, to convert all cash dividends that it receives in respect of deposited Shares into U.S. dollars and to distribute the amount thus received (after deduction of applicable withholding taxes and expenses of the Depositary) to the holders of ADRs. See Item 6--"Exchange Controls and Other Limitations Affecting Security Holders."

  On November 24, 1995, NTT capitalized a portion of its additional paid-in capital and effected a 1.02-for-1 stock split to be distributed to shareholders of record as of September 30, 1995, thereby distributing the benefits of the sale of NTT DATA stock to the shareholders of NTT. In the United States, the distribution was considered by the New York Stock Exchange as a stock dividend effected in the form of a stock split. See Note 13 of Notes to Consolidated Financial Statements.

  At the general shareholders meeting on June 29, 1999, the shareholders approved the repurchase by NTT of up to 120,000 of its Shares of common stock, at an aggregate cost not to exceed (Yen)120 billion, before its next ordinary general meeting of shareholders in June 2000. On July 13, 1999, NTT acquired 48,898 Shares. Of the Shares it repurchased, 48,000 were purchased from the Government of Japan. More recently, NTT acquired an additional 28,512 Shares during the period from February 4 to February 15, 2000. No additional repurchases of Shares by NTT were proposed to, or authorized by, the shareholders at the general shareholders meeting on June 29, 2000. As a result of these repurchases, the number of outstanding Shares was reduced to 15,834,590.

  For a discussion of the tax treatment of dividends paid to U.S. holders of ADSs, see Item 7--"Taxation."

ITEM 6--EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

General

  The Foreign Exchange and Foreign Trade Law of Japan, as amended, and the cabinet orders and ministerial ordinances issued thereunder (collectively, the "Foreign Exchange Regulations") govern certain matters relating to the acquisition and holding of shares of equity securities of Japanese corporations by "non-residents of Japan" and "foreign investors" (as defined below). For purposes of determining ownership interests, the Depositary is the deemed owner of shares underlying ADRs.

  "Non-residents of Japan" are defined as individuals who are not resident in Japan and corporations whose principal offices are located outside Japan. Generally, branches and other offices of Japanese corporations located outside Japan are regarded as non-residents of Japan, but branches and other offices of non-resident corporations located within Japan are regarded as residents of Japan. "Foreign investors" are defined to be (i) individuals not resident in Japan, (ii) corporations which are organized under the laws of foreign countries or whose principal offices are located outside Japan, and (iii) corporations not less than 50% of the shares of which are held by (i) and/or
(ii) or a majority of the officers (or officers having the power of representation) of which are non-resident individuals.

Acquisition of Shares

  Acquisition by a non-resident of Japan of shares of stock of a Japanese corporation from a resident of Japan generally used to require prior notification by the acquiring person to the Minister of Finance ("MOF"). An amendment to the Foreign Exchange and Foreign Trade Control Law was enacted and took effect as from April 1, 1998. This amendment abolished the prior notification requirement and was substituted by a subsequent reporting requirement. Such subsequent reporting by the resident of Japan is not required where (i) the amount of the purchase transaction of shares is
(Yen)100 million or less; or (ii) the purchase transaction is effected by certain financial institutions acting as the agent or intermediary, as prescribed by the Foreign Exchange Regulations.

  Notwithstanding the foregoing, if the proposed transaction falls within the category of "inward direct investment", the transaction is subject to different regulations. The term "inward direct investment" in relation to transactions in shares means in relevant part: acquisition of shares of a listed corporation by a foreign investor (whether from a resident, a non-resident or any other foreign investor) the result of which would be such investor's holding directly or indirectly 10% or more of the total outstanding shares of such corporation or (if such foreign investor already holds 10% or more of the total outstanding shares of such corporation) acquisition of additional shares in such corporation.

  Whenever shares of NTT are acquired in a transaction which at such time falls within the category of an inward direct investment requiring prior notification, the foreign investor who makes such investment must file a prior notification with MOF and other governmental ministries having jurisdiction over the business of NTT 30 days prior to such transaction. When a prior notification is required, the said ministries may recommend the modification or abandonment of the proposed acquisition and, if the recommendation is not accepted, order its modification or prohibition.

  The acquisition of shares by non-resident shareholders by way of stock split is not subject to any notification requirements.

American Depositary Shares

  Neither the deposit of Shares by a non-resident of Japan, the issuance of ADRs evidencing the ADSs created by such deposit in exchange therefor nor the withdrawal of the underlying Shares upon surrender of ADRs is subject to any formalities or restrictions referred to under "Acquisition of Shares" above, except where as a result of such deposit or withdrawal the aggregate number of Shares held by the Depositary or the holder surrendering ADRs, as the case may be, would be 10% or more of the total outstanding Shares, in which event prior notification may be required as noted under "Acquisition of Shares" above.

Dividends and Proceeds of Sale

  Under the Foreign Exchange Regulations, dividends paid on, and the proceeds of sales in Japan of, Shares held by non-residents of Japan may in general be converted into any foreign currency and repatriated abroad.

Reporting of Substantial Shareholdings

  The Securities and Exchange Law requires any person who has become, beneficially and solely or jointly, a holder of more than 5% of the total issued shares of a company listed on any Japanese stock exchange to file with the MOF within five business days a report concerning such shareholdings. A similar report must also be made in respect of any subsequent change of 1% or more in any such holding. For this purpose, shares issuable to such person upon conversion of convertible securities or exercise of share subscription warrants are taken into account in determining both the number of shares held by such holder and the issuer's total issued share capital. Copies of each such report must also be furnished to the issuer of such shares and all Japanese stock exchanges on which the shares are listed.

Restrictions on Foreign Ownership

  Pursuant to an amendment to the NTT Law which became effective as of August 1, 1992, foreign nationals and foreign corporations, which were previously prohibited from owning the Shares, have been allowed to own Shares. However, the aggregate amount of NTT's voting rights which may be owned by:

  (i) any person who does not have Japanese nationality;

  (ii) any foreign government or any of its representatives;

  (iii) any foreign juridical person or association; and

  (iv) any juridical person or association;

     (x) which owns 10% or more of NTT's voting rights and

     (y) 10% or more of the voting rights of which are owned by the persons or bodies listed in (i) through (iii) above

(the proportion of NTT's voting rights in this case is determined by multiplying the proportion expressed in (x) by that expressed in (y)) must be less than 20% of NTT's total voting rights. NTT is prohibited from registering ownership of Shares by such persons in excess of such limit.

  Under the Revision Law, this restriction will continue with respect to shares of NTT.

ITEM 7--TAXATION

Japanese Taxation

  The following is a summary, prepared by Tomotsune Kimura & Mitomi, of the principal Japanese tax consequences to an owner of shares or ADSs who is an individual not resident in Japan or a non-Japanese corporation. The statements regarding Japanese tax laws set forth below are based on the laws in force and as interpreted by the Japanese taxation authorities as of the date hereof and are subject to changes in the applicable Japanese laws or double taxation conventions occurring after that date. This summary is not exhaustive of all possible tax considerations which may apply to a particular investor and potential investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of shares or ADSs, including specifically the tax consequences under Japanese law, the laws of the jurisdiction of which they are resident, and any tax treaty between Japan and their country of residence, by consulting their own tax advisors.

  Generally, a non-resident of Japan (whether an individual or a corporation) is subject to Japanese withholding tax on dividends paid by Japanese corporations. Stock splits are not subject to Japanese income tax. However, a transfer of retained earnings or legal reserve (but, in general, not additional paid-in capital) to stated capital (whether made in connection with a stock split or otherwise) is treated as a dividend payment to shareholders for Japanese tax purposes and is, in general, subject to Japanese income tax. No such transfer would be necessary in connection with a stock split if the total par value of the shares in issue after the stock split does not exceed the stated capital. NTT currently does not intend to transfer its retained earnings to stated capital.

  Under the Convention between the United States of America and Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Tax on Income dated March 8, 1971 (the "Convention"), as currently in force, the maximum rate of Japanese withholding tax which may be imposed on dividends paid to a United States resident or corporation not having a "permanent establishment" (as defined therein) in Japan is limited to:

  (i) 15% of the gross amount actually distributed; or

  (ii) if the recipient is a corporation, 10% of the gross amount actually distributed, if

     (a) during the part of the paying corporation's taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the voting shares of the paying corporation were owned by the recipient corporation, and

     (b) not more than 25% of the gross income of the paying corporation for such prior taxable year (if any) consists of interest or dividends (as defined therein).

  For purposes of the Convention and Japanese tax law, U.S. holders of ADRs will be treated as owners of the Shares underlying the ADSs evidenced by the ADRs.

  In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-residents of Japan or non-Japanese corporations is 20%. At the date of this annual report, Japan has income tax treaties, conventions or agreements whereby the above mentioned withholding tax rate is reduced, in most cases to 15% for portfolio investors with, inter alia, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland, the United Kingdom and the United States of America.

  A non-resident holder who is entitled to a reduced rate of Japanese withholding tax on payment of dividends by NTT is required to submit an Application Form for Income Tax Convention regarding Relief from Japanese Income Tax on Dividends in advance through NTT to the relevant tax authority before payment of dividends. A standing proxy for a non-resident holder may provide such application service. With respect to ADSs, such reduced rate is applicable if the Depositary or its agent submits two Application Forms for Income Tax Convention (one prior to payment of dividends, the other within eight months after NTT's fiscal year-end). To claim such reduced rate a non-resident holder of ADSs will be required to file proof of taxpayer status, residence and beneficial ownership (as applicable) and to provide other information or documents as may be required by the Depositary. A non-resident holder who does not submit an application in advance will be entitled to claim the refund of withholding taxes withheld in excess of the rate of an applicable tax treaty from the relevant Japanese tax authority.

  Gains derived from the sale outside Japan of Shares or ADSs by a non-resident of Japan, or from the sale of Shares within Japan by a non-resident of Japan not having a permanent establishment in Japan, are generally not subject to Japanese income tax.

  Japanese inheritance and gift taxes at progressive rates may be payable by an individual who has acquired Shares or ADSs as legatee, heir or donee even though neither the individual nor the deceased nor donor is a Japanese resident.

United States Taxation

  The following discussion is based on the advice of Milbank, Tweed, Hadley & McCloy LLP, United States counsel to NTT, with respect to United States federal income tax laws presently in force. The discussion summarizes the principal United States federal income tax consequences of an investment in ADSs or Shares, but it is not a full description of all tax considerations that may be relevant to a decision to purchase ADSs or Shares. In particular, the discussion is directed only to U.S. holders that will hold ADSs or Shares as capital assets and that have the United States dollar as their functional currency. It does not address the tax treatment of U.S. holders that are subject to special tax rules, such as banks, dealers, traders who elect to mark to market, insurance companies, tax-exempt entities, persons holding an ADS or share as part of a straddle, hedging, conversion or constructive sale transaction and holders of 10% or more of the voting shares of NTT. NTT believes, and the discussion therefore assumes, that it is not and will not become a passive foreign investment company for United States federal income tax purposes. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS ABOUT THE UNITED STATES FEDERAL, STATE AND LOCAL TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR SHARES.

  As used herein, "U.S. holder" means a beneficial owner of ADSs or Shares that is a United States citizen or resident, a domestic corporation or partnership, a trust subject to the control of a U.S. person and the primary supervision of a U.S. court, or an estate the income of which is subject to United States federal income taxation regardless of its source. The term "non-U.S. holder" refers to any beneficial owner of ADSs or Shares other than a U.S. holder. If the obligations contemplated by the Deposit Agreement are performed in accordance with its terms, holders of ADSs (or ADRs evidencing ADSs) will be treated for United States federal income tax purposes as the owners of the Shares represented by those ADSs.

  Cash dividends (including the amount of any Japanese taxes withheld) paid with respect to the Shares represented by ADSs generally must be included in the gross income of a U.S. holder as ordinary income when the dividends are received (i) by the Depositary in the case of a U.S. holder holding ADSs or
(ii) by the U.S. holder in the case of a U.S. holder holding Shares. Dividends paid in yen must be included in gross income at a United States dollar amount based on the exchange rate in effect on the day of receipt by the Depositary or, in the case of Shares, the U.S. holder. Any gain or loss recognized upon a subsequent sale or conversion of the yen for a different amount will be United States source ordinary income or loss. Japanese withholding tax paid by or for the account of any U.S. holder may be used, subject to generally applicable limitations and conditions, as a credit against the U.S. holder's U.S. federal income tax liability or as a deduction in computing the U.S. holder's gross income. Dividends generally will be foreign source income but generally will be treated separately, together with other items of "passive income" (or in the case of certain holders, "financial services income") for foreign tax credit limitation purposes. A U.S. holder that is a corporation will not be eligible for the dividends-received deduction. Distributions to U.S. holders of additional Shares or preemptive rights with respect to Shares that are made as part of a pro rata distribution to all shareholders of NTT generally will not be subject to United States federal income tax. However, such distributions of additional Shares or preemptive rights generally will be subject to federal income tax if, for example, a U.S. holder can elect to receive cash in lieu of Shares or preemptive rights or if the distribution of Shares or preemptive rights is not proportionate.

  A non-U.S. holder generally will not be subject to United States federal income or withholding tax on dividends paid with respect to Shares or Shares represented by ADSs, unless that income is effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States (and is attributable to a permanent establishment maintained in the United States by such non-U.S. holder, if an applicable income tax treaty so requires).

  U.S. holders generally will recognize capital gain or loss on the sale or other disposition of ADSs or Shares (or preemptive rights with respect to such Shares) held by the U.S. holder or by the Depositary. U.S. holders will not recognize gain or loss on deposits or withdrawals of Shares in exchange for ADSs or on the exercise of preemptive rights. Gain recognized by a U.S. holder generally will be treated as United States source income. Consequently, in the case of a disposition of shares or ADSs, the U.S. holder may not be able to use the foreign tax credit for any Japanese tax imposed on the gain unless it can apply the credit against tax due on income from foreign sources. Loss recognized by a U.S. holder generally will be treated as United States source loss. A U.S. holder may, however, be required to treat all or any part of such loss as foreign source loss in certain circumstances, including if (i) NTT has paid dividends within the 24-month period preceding the loss and (ii) the U.S. holder included the dividends in the "financial services income" basket for foreign tax credit limitation purposes. If such a loss were treated as foreign source for foreign tax credit purposes, the amount of the U.S. holder's allowable foreign tax credit may be reduced.

  A non-U.S. holder of ADSs or Shares will not be subject to United States federal income or withholding tax on gain from the sale or other disposition of ADSs or Shares unless (i) such gain is effectively connected with the conduct of a trade or business within the United States (and is attributable to a permanent establishment maintained in the United States by such non-U.S. holder, if an applicable income tax treaty so requires) or (ii) the non-U.S. holder is an individual who is present in the United States for at least 183 days during the taxable year of the disposition and certain other conditions are met.

  Dividends in respect of the ADSs or Shares and the proceeds from the sale, exchange, or redemption of the ADSs or Shares may be reported to the United States Internal Revenue Service if paid to noncorporate holders. A 31% backup withholding tax also may apply to amounts paid to noncorporate holders unless they provide an accurate taxpayer identification number, a properly executed U.S. Internal Revenue Service Form W-8 or otherwise establish a basis for exemption. The amount of any backup withholding from a payment to a holder will be allowed as a credit against the holder's United States federal income tax liability. The requirements for establishing an exemption from information reporting and backup withholding will change for payments made after December 31, 2000.

ITEM 8--SELECTED FINANCIAL DATA

  The following data for each of the fiscal years 1996-2000 has been derived from, and should be read in conjunction with, the consolidated financial statements of NTT and its subsidiaries. Consolidated balance sheets at March 31, 1999 and 2000, the related consolidated statements of income, shareholders' equity and cash flows for the three years ended March 31, 2000 and the notes thereto appear elsewhere in this annual report.

                          STATEMENT OF EARNINGS DATA

                  Nippon Telegraph and Telephone Corporation
                             and Its Subsidiaries
                             Years Ended March 31

                                                                                                          Millions of
                                                       Millions of Yen                                    U.S. Dollars
                         -------------------------------------------------------------------------------  ------------
                              1996            1997            1998            1999            2000            2000
                         --------------  --------------  --------------  --------------  ---------------  ------------
Operating revenues...... (Yen)7,908,643  (Yen)8,821,782  (Yen)9,450,013  (Yen)9,729,673  (Yen)10,383,339    $97,956
Operating expenses......      7,212,492       8,052,307       8,577,968       9,018,238        9,559,549     90,184
                         --------------  --------------  --------------  --------------  ---------------    -------
Operating income........        696,151         769,475         872,045         711,435          823,790      7,772
Other, net (mainly
 representing interest
 and amortization of
 bond discounts and
 other charges for debt
 expenses)..............        151,012         259,702         216,513      (1,402,526)         134,818      1,272
                         --------------  --------------  --------------  --------------  ---------------    -------
Income before income
 taxes and minority
 interest...............        545,139         509,773         655,532       2,113,961          688,972      6,500
Income taxes............        272,974         260,927         418,276       1,081,917          284,842      2,687
Minority interest.......         (6,124)        (11,718)        (32,275)        (24,148)        (115,210)    (1,087)
Extraordinary loss......            --              --              --         (462,508)             --         --
Equity in earnings of
 affiliated companies...          7,605          14,329           9,479           9,043           10,090         95
                         --------------  --------------  --------------  --------------  ---------------    -------
  Net Income............ (Yen)  273,646  (Yen)  251,457  (Yen)  214,460  (Yen)  554,431  (Yen)   299,010    $ 2,821
                         ==============  ==============  ==============  ==============  ===============    =======

                                                             Yen                                          U.S. Dollars
                         -------------------------------------------------------------------------------  ------------
                              1996            1997            1998            1999            2000            2000
                         --------------  --------------  --------------  --------------  ---------------  ------------
Per share of common
 stock:
Extraordinary loss......            --              --              --   (Yen)  (29,067)             --         --
Net income.............. (Yen)   17,197  (Yen)   15,803  (Yen)   13,478  (Yen)   34,844  (Yen)    18,883    $   178
Cash dividends,
 applicable to earnings
 of the year............ (Yen)    4,902  (Yen)    5,000  (Yen)    5,000  (Yen)    5,000  (Yen)    10,000    $    94

  Note: This financial data for per share of common stock is appropriately adjusted for any stock split of common stock.

                              BALANCE SHEET DATA

                  Nippon Telegraph and Telephone Corporation
                             and Its Subsidiaries
                             Years Ended March 31

                                                                                                         Millions of
                                                         Millions of Yen                                 U.S. Dollars
                         ------------------------------------------------------------------------------- ------------
                              1996            1997            1998            1999            2000           2000
                         --------------- --------------- --------------- --------------- --------------- ------------
Property, plant and
 equipment (net)........ (Yen)11,136,221 (Yen)11,655,768 (Yen)12,005,362 (Yen)12,161,818 (Yen)11,863,596   $111,921
Total assets............      15,399,448      16,475,094      17,352,531      18,573,248      19,101,289    180,201
Long-term liabilities...       7,397,805       7,956,248       8,306,737       8,125,479       8,318,577     78,477
Total shareholders'
 equity.................       5,196,119       5,340,412       5,463,928       5,910,770       6,014,624     56,742

ITEM 9--MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

  Significant changes in the legislative and regulatory framework for telecommunications in Japan have occurred since 1985, including the introduction of telecommunications reform laws aimed at promoting competition in the telecommunications services market. See "Description of Business--NTT Group" and "Description of Business--Regulation" for information as to the current and possible future impact on NTT Group and its results of operations.

  In June 1997, the Diet passed amendments to the NTT Law which implement a plan proposed by MPT and accepted in principle by NTT, to reorganize NTT. See "Description of Business--Reorganization." and "Description of Business--NTT Group." On July 1, 1999, the relevant NTT business activities were transferred to NTT's respective wholly-owned subsidiaries, NTT East, NTT West and NTT Communications.

  After the transfer of business, NTT continues to exist but operates primarily as a holding company. The principal sources of NTT's cash revenues are dividends from its subsidiaries; payments for providing management services through contracts with subsidiaries; and payment for its fundamental R&D activities through contracts with each of NTT's subsidiaries which continuously use the results of the R&D activities.

  In order to promote further competition in the telecommunications market, and as part of the Government's overall policy toward deregulation, the Telecom Business Law was revised in May 1998 and became effective as of November 1, 1998. Pursuant to these revisions, rates for certain services provided by the Regional Companies will generally be subject to the price-cap system. The price-cap will be reflected in an index which represents a percentage of current rates. Under the price-cap system, an index will be fixed annually by MPT, and as long as the proposed rates of a Type I Carrier with "designated telecommunications facilities" do not exceed the amount that would be allowed under the price-cap, such carriers will not need to obtain approval from MPT but only need to notify MPT of their rates. Rates in excess of the amounts that would be allowed under the price-cap will require the prior approval of MPT. The index will initially equal the Consumer Price Index in Japan less a productivity factor and an exogenous factor. On June 13, 2000, the Telecommunications Council determined such index for the period commencing on October 1, 2000 and submitted it to the Ministry of Posts and Telecommunications. The index for basic telephone services, ISDN services and other services was set at 97.8, and the index for leased circuit services was set at 97.6. NTT East and NTT West will have to notify the Ministry of Posts and Telecommunications of their new rate plans by September 1, 2000. Beginning on October 1, 2000, NTT East and NTT West will be subject to the new price-cap system. Until October 1, 2000, rates for regional telecommunications services provided by NTT East and NTT West are subject to MPT approval. It is estimated that fiscal year 2001 revenues of NTT Group will be reduced by approximately
(Yen)14 billion (representing a
decrease of (Yen)7 billion for each of NTT East and NTT West, respectively); fiscal year 2002 revenues will be reduced by approximately (Yen)33 billion (representing a decrease of (Yen)17 billion for NTT East and a decrease of (Yen)16 billion for NTT West); and fiscal year 2003 revenues will be reduced by approximately (Yen)39 billion (representing a decrease of (Yen)20 billion for NTT East and a decrease of (Yen)19 billion for NTT West). See "Description of Business--Regulation--Rates."

  In June 1997, the Diet revised the Telecom Business Law in an attempt to promote transparent, fair, prompt and reasonable interconnection. The conditions upon which access to networks is offered, especially to the local networks, are of great significance to the development of the Japanese telecommunications market. The cost of interconnection to the local networks of NTT East and NTT West is expected to be a significant part of the operating costs of competing telecommunications carriers, and, as competition grows, increasingly important to NTT Group. See "Description of Business-- Regulation--Interconnection."

  The Government of Japan and the U.S. Government had not been able to reach an agreement on the introduction of Long-run Incremental Cost Methodology-based rates at the Japan-U.S. Talks on Deregulation and Competitive Policy which had been held through March 2000. However, in July 2000, as part of continued discussions, the Government of Japan and the U.S. Government agreed, among other things, on such introduction. In particular, the Government of Japan and the U.S. Government agreed that:

  (i) interconnection rates would be reduced 22.5% for GC interconnection and 60.1% for ZC interconnection in comparison to the fiscal year 1999 rates to be phased in over three years, between fiscal years 2001 and 2003;

  (ii) in regard to the above reductions, by the end of fiscal year 2002, NTT will frontload and implement rate reductions, including decreasing rates by 80% for both ZC exchange and GC-ZC transmission and by 70% for GC exchange in comparison to the model interconnection rates based on the estimates of traffic data from fiscal year 2000. Based on these plans, by the end of fiscal year 2002, GC rates are expected to decline by 20% and ZC rates are expected to decline by 50% in comparison to the fiscal year 1999 rates; and

  (iii) by the end of 2002, the Ministry of Posts and Telecommunications will complete a study on the revision of the model and the treatment of Model Case B, and the Government of Japan and the U.S. Government will further discuss interconnection rates for fiscal year 2003.

  It is uncertain how the implementation the foregoing Long-run Incremental Cost Methodology will impact the revenues and expenditures of NTT East and NTT West as the estimated figures for fiscal years 2001 and 2002 are subject to change once the final fiscal year 2000 traffic figures become available. If the rates used in the model, based on the estimated fiscal year 2000 traffic data are reduced by 27.5%, it is estimated that fiscal year 2001 revenues of NTT East and NTT West will be reduced by approximately (Yen)49 billion (representing a decrease in revenues of (Yen)24 billion for NTT East and a decrease of (Yen)25 billion for NTT West); fiscal year 2002 revenues of NTT East and NTT West would be reduced by approximately (Yen)86 billion (representing a decrease in revenues of (Yen)43 billion for each of NTT East and NTT West, respectively); and fiscal year 2003 revenues of NTT East and NTT West will be reduced by approximately (Yen)107 billion (representing a decrease in revenues of (Yen)55 billion for NTT East and a decrease in revenues of (Yen)52 billion for NTT West). For these three fiscal years, the decrease in revenues of NTT East and NTT West is expected to be (Yen)242 billion (representing a decrease in revenues of (Yen)122 billion for NTT East and a decrease in revenues of (Yen)120 billion for NTT West). However, on an NTT Group consolidated basis, such decrease would be reduced by the off-setting cost-savings of such Long-run Incremental Cost Methodology to NTT Communications and NTT DoCoMo Group which provide a portion of the revenues of NTT East and NTT West. See "Description of Business--Regulation-- Interconnection."

  These regulatory developments may have the effect of increased competition in the Japanese telecommunications industry. A more competitive environment may affect NTT Group's results of operations. In anticipation of a more competitive environment, NTT Group has introduced a range of new services, including Internet and data communications related services as well as discount services designated to provide optional calling plans to different customer segments. In addition, NTT Group has continued to take steps to enhance operational efficiency and customer satisfaction.

SFAS 71 Write-Off

  In fiscal year 1999, NTT Group discontinued accounting for all of its operations in accordance with the provisions of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" ("SFAS 71"), in its financial statements. Pursuant to the requirements of Statement of Financial Accounting Standards No. 101, "Regulated Enterprises-Accounting for the Discontinuation of Application of FASB Statement No.71" ("SFAS 101"), NTT recorded an extraordinary non-cash charge of approximately (Yen)462 billion, net of income taxes in the amount of
(Yen)427 billion in fiscal year 1999 and eliminated approximately (Yen)889 billion of regulatory assets from its balance sheet as of March 31, 1999.

  Under SFAS 71, NTT had accounted for the effects of the rate-making process by establishing certain regulatory assets, including the deferral of certain costs based on approvals received from regulators. After assessing the recent revision of the Telecom Business Law and proposed price-cap system, NTT recognized that it is required under SFAS 101 to change its accounting for regulated operations. NTT's determination that it is no longer eligible for the continued application of SFAS 71 was based on the belief that the convergence of competition, technological change, actual and potential regulatory and legislative actions, and other factors are creating open and competitive markets. In this environment, NTT does not believe that it can be assured that the prices could be maintained at a level that will recover the regulatory assets recorded. In addition, changes from cost-based regulation to various forms of incentive regulation, such as the price-cap system specified in the Ministry of Posts and Telecommunications' ordinance, contributed to the determination that the continued application of SFAS 71 is no longer appropriate.

New Accounting Pronouncements

  In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities", which has been amended by Statement of Financial Accounting Standards No. 137 ("SFAS 137"), "Accounting for Derivative Instruments and Hedging Activities--Deferral for the Effective Date of FASB Statement No. 133", and Statement of Financial Accounting Standards No. 138 ("SFAS 138"), "Accounting for Certain Derivative Instrument and Certain Hedging Activities--An amendment of FASB Statement No. 133." SFAS 133, as amended, is effective for NTT beginning April 1, 2001. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction. The ineffective portion of all hedges will be recognized in earnings. NTT is in the process of determining the impact that the adoption of SFAS 133 will have on its results of operations and financial position.

  In December 1999, the SEC issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements". SAB 101 provides guidance on applying generally accepted accounting principles to revenue recognition issues in financial statements. NTT will adopt SAB 101 as required in the second half of fiscal year 2001 and is evaluating the effect that such adoption may have on its consolidated results of operations and financial position.

NTT DoCoMo offering

  On October 22, 1998, NTT DoCoMo completed its initial public offering and listed its stock on the First Section of the Tokyo Stock Exchange. NTT sold 218,000 shares of NTT DoCoMo's common stock, without par value, for total proceeds of (Yen)826.1 billion, and NTT DoCoMo issued 327,000 new shares of stock for total proceeds of (Yen)1,236.5 billion. As a result of the offering, NTT's stake in NTT DoCoMo was reduced from 94.7% to 67.1%. During fiscal year 1999, NTT recognized pre-tax gains on the sale and issuance of NTT DoCoMo's shares of approximately (Yen)781 billion and (Yen)784 billion, respectively, as well as applicable deferred taxes thereon. During fiscal year 2000, NTT used a portion of the proceeds from its sale of NTT DoCoMo shares to repurchase 77,410 Shares of NTT's common stock at an aggregate purchase price of approximately (Yen)120 billion. As a result of the repurchase, the number of outstanding Shares was reduced to 15,834,590. See "Item 5--Nature of Trading

Market." In fiscal year 2000, NTT also paid a special dividend of (Yen)5,000 per share to NTT's shareholders of record on March 31, 1999, or an aggregate of (Yen)79,560 million. The remaining proceeds to NTT from the NTT DoCoMo offering were used for general corporate purposes. NTT DoCoMo Group used the proceeds from its issuance of new Shares to repay debt, to fund current and future capital expenditures and for general corporate purposes.

Employee Reduction

  NTT and its consolidated subsidiaries had approximately 224,000 employees at March 31, 2000, making it the largest private sector employer in Japan.

  In fiscal year 1994, NTT offered voluntary early retirement to certain employees in fiscal years 1994 and 1995 as part of its streamlining effort to control growth in personnel expenses by strategic restructuring of staffing levels. Approximately 14,000 employees accepted NTT's retirement proposal in fiscal years 1994 and 1995.

  In fiscal years 1998 and 1999, NTT re-evaluated its existing system of support for workers who voluntarily choose to transfer out of the company. In particular, NTT expanded the target age range of workers who qualify for benefits under the system, and adopted a plan which would pay an additional amount of one-time severance. Approximately 6,300 employees accepted NTT's voluntary transfer proposal in fiscal years 1998 and 1999.

  On November 17, 1999, NTT East and NTT West announced that the companies would reduce the number of employees by an aggregate of approximately 21,000 by the end of fiscal year 2003. Of this amount, it is expected that approximately 4,000 employees will be transferred to other NTT Group companies.

Year 2000 Problem

  As part of its preparation for the Year 2000 problem, NTT Group made all necessary adjustments in the Group company's facilities, systems and equipment. A contingency plan was also formulated to enable prompt action in case of any trouble. As a result of these efforts, no events or disruptions occurred affecting the NTT Group's telecommunications services, and NTT Group was able to maintain stable and uninterrupted services throughout the period covering the transition to the year 2000.

Results of Operations

  In fiscal years 2000 and 1999, NTT Group's operating revenues increased 6.7% and 3.0%, respectively. In both fiscal year 2000 and 1999, growth in cellular telephone services and data-related demand, including ISDN services, high-speed digital leased circuit services and OCN services caused by increased demand for Internet access, overcame the negative impact of a decline in the number of telephone subscriber lines and a reduction in interconnection charges paid by NCCs for network access. Making use of its digitized network, NTT improved computer-based communications services compatible with the Internet and other networks. These services include ISDN, OCN, high speed digital circuit, digital data exchange (DDX) services and system integration. As a result of this effort, Internet and other data communications related revenues increased 28.5% to (Yen)2,098 billion in fiscal year 2000. Operating income increased 15.8% in fiscal year 2000, due principally to increased operating income from NTT DoCoMo Group mobile telecommunications services following a decrease of 18.4% in fiscal year 1999. Net income decreased 46.1% in fiscal year 2000 primarily as a result of the sale and issuance of NTT DoCoMo shares in fiscal year 1999 which more than offset the one time extraordinary loss of (Yen)462 billion taken in fiscal year 1999 as a result of the discontinuance of the application of SFAS 71. Net income increased 158.5% in fiscal year 1999.

  Because NTT Group's services are integrated, it is not practical to segregate and quantify the effects of factors related to sales volume and factors related to price on operating revenues in a wholly meaningful fashion.

  Rate reductions are affecting revenues from NTT's long-distance and leased circuit services. In addition, reduction in interconnection rates has had, and will continue to have, an adverse impact on interconnection revenue.

  NTT implemented the following rate reductions for long-distance services from fiscal year 1994 through fiscal year 1998:

                                                               Estimated
                                                             annual impact
                                                        on NTT's revenue based
                                           Effective   on the volume of services
   Fiscal Year*                              Date        at the effective date
   ------------                          ------------- -------------------------
                                                           (billions of yen)
   1994................................. October 1993          (Yen)270
   1996................................. March 1996            (Yen) 60
   1997................................. February 1997         (Yen) 60
   1998................................. February 1998         (Yen) 80

  --------
  *  There were no rate reductions during fiscal years 1995, 1999 and 2000.

  On April 3, 2000, NTT Communications simultaneously reduced charges for inter-prefectural long-distance calls and international phone calls. This reduction is expected to have an annual impact of (Yen)50 billion for NTT Communications' operating revenue.

  As the effective dates have not coincided with the beginning of fiscal years, the estimated impact does not fully correspond with the impact for the fiscal years in which the changes went into effect. In addition, demand is affected by such factors as the marketing strategies of competitors and general economic conditions.

  The following table sets forth a breakdown by category of NTT Group's operating revenues for fiscal years 1998, 1999 and 2000.

                                                                             Percent
                                                                            increase
                                                                              Years
                                                                              ended
                                         Years ended March 31,              March 31,
                            ----------------------------------------------- -----------
                               1998       1999       2000         2000      1999   2000
                            ---------- ---------- ----------- ------------- ----   ----
                                    (billions of yen)         (billions of
                                                              U.S. Dollars)
   Operating Revenues
   Telephone............... (Yen)6,306 (Yen)6,300  (Yen)6,394     $60.3     (0.1%)  1.5%
   Telegraph...............         92         86          83       0.8     (7.3)  (3.4)
   Leased Circuit..........        488        507         500       4.7      3.9   (1.4)
   Data communication
    facility...............        373        383         397       3.8      2.9    3.6
   ISDN....................        368        556         819       7.7     51.2   47.3
   Sale of
    Telecommunication
    equipment..............        970      1,009       1,138      10.8      4.0   12.8
   Other...................        853        889       1,052       9.9      4.1   18.3
                            ---------- ---------- -----------     -----     ----   ----
                            (Yen)9,450 (Yen)9,730 (Yen)10,383     $98.0      3.0%   6.7%
                            ========== ========== ===========     =====     ====   ====

  In fiscal years 2000 and 1999, operating expenses increased 6.0% and 5.1%, respectively. Operating expenses increased in fiscal year 2000 principally due to an increase in severance and pension-related costs as a result of the non-application of SFAS No.71. The non-application of SFAS No.71, which was effective only for the second half of fiscal year 1999, led to an increase in personnel expense in fiscal year 2000 compared to fiscal year 1999. In addition, other sales costs in fiscal year 2000 increased due to such factors as increased agency commissions and sales costs for terminal equipment as a result of high NTT DoCoMo Group subscriber growth. Operating expenses in fiscal year 1999 increased because of a rise in depreciation, amortization and maintenance costs due to a greater amount of telecommunications equipment for cellular telephone and PHS services needed to accommodate high NTT

DoCoMo Group subscriber growth and other factors. In addition, the disposal process for metal cables following NTT Group's conversion to an optical access network increased operating expenses. Other operating expenses also increased due in part to growth in agency commissions and sales expenses for terminals as a result of high NTT DoCoMo subscriber growth.

Fiscal year 2000 compared with Fiscal year 1999

Operating Revenues

  NTT Group's operating revenues are divided into the following seven service categories: telephone services, telegraph services, leased circuit services, data communication facility services, ISDN services, sale of telecommunication equipment and other services. NTT Group's results are also segmented according to its four primary lines of business: wireline services, wireless services, data communication services and other services. See Footnote 14 to the Notes to Consolidated Financial Statements attached hereto and Item 1--"Description of Business--NTT Group."

  In fiscal year 2000, NTT Group's operating revenues increased 6.7% to
(Yen)10,383 billion. Wireline services' operating revenues increased 1.2% to
(Yen)6,209 billion, as growth in ISDN services and other data related services caused by the increased demand for Internet data communications. Wireless services' operating revenues increased 17.0% to (Yen)3,927 billion due to a steady increase in the number of cellular telephone subscribers and hours of use. Operating revenues from data communication services and other services increased 1.6% to (Yen)716 billion and 47.8% to (Yen)2,180 billion, respectively. The increase in operating revenues from other services was due to dividends from NTT subsidiaries, and receipt of payment for providing management services through contracts with NTT subsidiaries and payment for NTT fundamental R&D activities through contracts with each of NTT subsidiaries which use the results of the R&D activities.

  Making use of its fully digitized network, NTT Group developed and provided such services as computer-based communications services compatible with the Internet and other networks. As a result of this effort, information sharing related services revenues which contains ISDN, OCN, high speed digital circuit, digital data exchange (DDX) services, which are included in NTT Group's wireline segment, and system integration (SI), which is included in both wireline and data communication segment, increased 28.5% to (Yen)2,098 billion in fiscal year 2000.

  NTT Group believes that the competition in telecommunications markets has moved from being primarily price-based to requiring companies to promote the quality and variety of services provided. To compete more effectively, NTT Group has introduced a range of new services, including discount services designed to provide optional calling plans to different customer segments. In addition, NTT Group has continued to take steps to enhance operational efficiency and fulfill customer satisfaction.

Telephone Services

  Operating revenues from telephone services increased 1.5% in fiscal year 2000 to 6,394 billion, or 61.6% of operating revenues. NTT Group's telephone services include certain items in the wireline segment, such as telephone subscriber, public telephones and other related services; certain items in the wireless segment, such as cellular telephone, PHS and other related services; and certain other services. Subscribers for cellular telephone services increased, leading to an increase in overall network traffic. However, the continuing trend towards an increase in ISDN subscribers caused the number of fixed-line telephone subscribers to decline.

  (i) Telephone Subscriber Services

  Due to a shift towards ISDN subscribers, the number of telephone subscriber lines in use decreased 2.96 million from the previous fiscal year to 55.32 million subscriber lines at the end of fiscal year 2000. Although the total number of telephone and ISDN subscribers decreased as it did in fiscal year 1999, the rate of decline has fallen.

                                                             Years ended March
                                                                    31,
                                                            --------------------
                                                             1998   1999   2000
                                                            ------ ------ ------
   Telephone subscriber lines (thousands).................. 60,186 58,277 55,318

  By the end of March 2000, the GC connection rate was roughly 80%, resulting in increased competition in the intra-prefectural telecommunications market. NTT East and NTT West responded by offering overlapping contracts service for "Area Plus" and "Time Plus" which allows subscribers to obtain both services simultaneously from March 2000.

  Interconnection rates were further reduced in February 2000, with reductions applicable to calls made from April 1999. The adverse effect of such reduction on interconnection charge revenues of NTT East and NTT West during the fiscal year 2000 was approximately (Yen)110 billion.

  NTT Group is promoting greater utilization of telephones through marketing and promotion of telephone subscriber services and other network services. At the same time, NTT Group has sought to develop and provide services to satisfy customer needs. This includes "Magic Box", introduced by NTT East and NTT West in July 1999, which records messages at a processing center when a line is busy or when a call is unanswered. The service can also be used for transferring an incoming call to a cellular phone.

  (ii) Cellular Telephone Services

  Cellular telephone services are part of NTT Group's wireless segment. During fiscal year 2000, the market in Japan for cellular telephones continued to expand and the total number of cellular telephone subscribers increased by 23.1% to reach a new high of 51.1 million. While NTT DoCoMo Group subscriber growth was not as high as it was in recent years, as a result of the introduction of i-mode and other new products and reductions in monthly and call charges, the number of NTT DoCoMo Group subscribers rose substantially to
29.4 million, a 22.8% increase over the previous fiscal year.

  The following table sets forth information regarding NTT DoCoMo Group's cellular telephone subscribers and market share:

                                             Years Ended March 31,
                                       -------------------------------------
                                       1996    1997    1998    1999    2000
                                       -----  ------  ------  ------  ------
   Cellular telephone subscribers
    (thousands)....................... 4,936  10,960  17,984  23,897  29,356
   Market share.......................  48.4%   52.5%   57.0%   57.5%   57.4%

  In fiscal year 2000, traffic increased in terms of both the number of calls and total hours of use.

  The following table sets forth information regarding NTT DoCoMo Group's cellular telephone traffic:

                                                                   Years Ended
                                                                    March 31,
                                                                 ---------------
                                                                 1998 1999 2000
                                                                 ---- ---- -----
     Hours of use (Million hours)............................... 448  784  1,237

  (iii) PHS Services

  PHS services are part of NTT Group's wireless segment. Due to the introduction by NTT DoCoMo Group of "Doccimo" allowing compatible with 64K data transmissions, the sale of combined cellular and PHS telephones and other factors, the number of PHS subscribers rose 6.9% over the previous fiscal year to 1.44 million.

  The following table sets forth information regarding NTT DoCoMo Group's PHS subscribers and its market share:

                                                            Years Ended March
                                                                   31,
                                                            -------------------
                                                            1998   1999   2000
                                                            -----  -----  -----
   PHS telephone subscribers (thousands)................... 1,906  1,349  1,441
   Market share............................................  28.3%  23.3%  25.2%

 Telegraph Services

  Operating revenues from telegraph services fell 3.4% to (Yen)83 billion in fiscal year 2000, accounting for 0.8% of operating revenues. This service category includes both telegram and telex services included in NTT Group's wireline segment.

  The total number of telegrams sent dropped 5.8% in fiscal year 2000, from
36.2 million to 34.1 million. Although the number of communications made by "D-MAIL," a telegram service that makes use of the Internet, and the number of telegrams for birthday and Christmas increased steadily during the fiscal year, this could not fully offset the continued decline in the use of telegrams for weddings and condolences.

  The following table sets forth information regarding the number of telegrams sent and telex subscribers:

                                                    Years Ended March 31,
                                              ----------------------------------
                                               1996   1997   1998   1999   2000
                                              ------ ------ ------ ------ ------
   Telegrams (thousands)..................... 41,385 40,198 37,564 36,180 34,078
   Telex subscribers (thousands).............     15     12     10      8      6

 Leased Circuit Services

  Operating revenues from leased circuit services decreased 1.4% in fiscal year 2000 to (Yen)500 billion accounting for 4.8% of operating revenues. This service category includes conventional leased circuits, high-speed digital circuits, ATM Mega Link, ATM Share Link and other services included in NTT Group's wireline segment.

  Expanded use of the Internet has led to increased demand for Internet service providers and prompted increased telecommunications between computers. There has also been widespread construction of LANs, WANs and Intranets in the corporate sector. This has resulted in a notable shift in demand with the focus on high-speed digital telecommunication services. With respect to ATM leased circuit services, there was a particularly noticeable increase in the demand for core circuits for large-capacity LANs and private networks.

  The number of high-speed digital circuits of NTT East and NTT West was 244 thousand and 205 thousand, respectively, at the end of fiscal year 2000, respectively, and the number of conventional leased circuits of NTT East and NTT West was 448 thousand and 394 thousand, respectively.

  NTT Communications reduced charges for its long-distance "High-Speed Digital Leased Circuit" and "ATM Mega Link" services in October 1999, and for medium- to high-bandwidth "ATM Mega Link" service in March 2000.

  The following table sets forth information regarding NTT Group's leased circuit services:

                                                       Years Ended March 31,
                                                    ----------------------------
                                                    1996  1997 1998  1999  2000
                                                    ----- ---- ----- ----- -----
Conventional circuits (thousands)
  NTT.............................................. 1,001 967    902   822   --
  NTT East.........................................   --  --     --    --    448
  NTT West.........................................   --  --     --    --    394
High-speed digital circuits (thousands)
  NTT..............................................    57 107    169   228   --
  NTT East.........................................   --  --     --    --    244
  NTT West.........................................   --  --     --    --    205
ATM Mega Link
  NTT..............................................   --  --   1,254 1,509   --
  NTT East.........................................   --  --     --    --  3,605
  NTT West.........................................   --  --     --    --  2,210

--------
* The calculation method for determining the number of leased circuit services was changed on July 1, 1999 when NTT's business activities were transferred to NTT East, NTT West and NTT Communications.

 Data Communication Facility Services

  Operating revenues from data communication facility services, which is included in NTT Group's data communication segment, increased 3.6% in fiscal year 2000 to (Yen)397 billion, or 3.8% of operating revenues. During the fiscal year, revenues grew because of the provision of stable services to existing users, and the development of new systems and the additional functions for existing systems of financial institutions and public sector organizations.

 ISDN

  Operating revenues from ISDN services, which is included in NTT Group's wireline segment, increased 47.3% in fiscal 2000 to (Yen)819 billion, or 7.9% of operating revenues. NTT Group's ISDN services comprise INS-Net 64 and INS-Net 1500. In line with rising demand for Internet access and connection lines, NTT East and NTT West introduced two "i-Ai Plan" Internet charge services for INS-Net 64 to further promote Internet use. To provide improved convenience while expanding penetration, another INS-Net 64 service, "i-number", was also introduced enabling users to employ a second telephone number as well as their current number.

  Both INS-Net 64 and INS-Net 1500 showed dramatic growth in the fiscal year. The number of INS-Net 64 subscribers soared 66.8% to 6.6 million, and the number of INS-Net 1500 subscribers climbed 72.1% to 82.1 thousand. There was also a large increase in traffic.

  The following table sets forth information regarding NTT Group's ISDN subscribers:

                                                             March 31,
                                                    ----------------------------
                                                    1996 1997  1998  1999  2000
                                                    ---- ----- ----- ----- -----
   INS-Net 64 (thousands).......................... 510  1,037 2,286 3,955 6,598
   INS-Net 64 Light (thousands).................... --     --     86   242   486
   INS-Net 1500 (thousands)........................  10     22    34    48    82

 Sale of Telecommunication Equipment

  Operating revenues from the sale of telecommunication equipment rose 12.8% to (Yen)1,138 billion, accounting for 11.0% of operating revenues. The sale of telecommunication equipment is included in each of NTT Group's wireline, wireless and other services segments.

  In line with the increased use of the Internet and the demand for ISDN and other equipment NTT Group has emphasized the introduction of new products such as IP products featuring computer telephony integration ("CTI") functions, and has actively promoted products meeting the needs of corporate users.

  Sales of cellular and PHS terminals equipment increased 21.7% and 45.8% respectively.

Other Services

  Operating revenues from other services rose 18.3% to (Yen)1,052 billion, accounting for 10.1% of operating revenues. The other services category consists of certain wireline segment businesses including digital data exchange, facsimile network (F-Net), OCN services and other related services; certain wireless segment businesses including pocket pager and other related services; certain data communications segment businesses which include system development services; and certain other services.

  The following table sets forth information regarding NTT Group's subscribers to other services:

                                                      Years ended March 31,
                                                  -----------------------------
                                                  1996  1997  1998  1999  2000
                                                  ----- ----- ----- ----- -----
   OCN services (thousands)......................   --      1   159   478 1,147
   Packet exchange services (thousands)..........   466   477   477   463   460
   Frame relay (thousands).......................     6     4    16    44    75
   Cell Relay....................................     0     0     4     6   301
   Facsimile network subscribers (thousands).....   812 1,015 1,127 1,212 1,307
   Pocket pager subscribers (thousands).......... 6,328 5,838 3,908 2,111 1,444

  Reflecting an increase in Internet usage, the number of "OCN Dial Access" service subscribers reached 1,111 thousand. As a result, the total number of subscribers increased by 140.0% to 1,147 thousand at the end of fiscal year 2000.

  During fiscal year 2000, NTT Communications reduced charges for its "OCN Dial Access" service and introduced a new charge plan, "OCN Natural". In addition, NTT Communications reduced monthly rates for its "OCN Economy," "Super OCN" and "Business OCN" services, and startup charges for its "OCN Dial Access" service and other services. NTT Communications also introduced "OCN PC Pack" to help customers begin using the Internet easily and inexpensively, which helped to increase Internet users.

  Within its frame relay services, NTT Communications lowered the fixed charges of "Super Relay FR" and enhanced the service with the addition of Arcstar 21, an internet protocol virtual private network ("IP-VPN") service that enables closed group telecommunications with pre-designated partners. As a result of the above factors, the number of subscribers increased 70% to 75 thousand at the end of fiscal year 2000.

Operating Expenses

  Operating expenses increased 6.0% in fiscal year 2000 to (Yen)9,560 billion. Although the total number of employees continued to decrease in fiscal year 2000, it was a slight decline of only 0.2%. An increase in severance and pension-related costs and the accrual of compensated absences as a result of non-application of SFAS No. 71 led to an increase in personnel expenses of
(Yen)34 billion to (Yen)2,401 billion.

  Depreciation, amortization and maintenance costs decreased by (Yen)41 billion to (Yen)3,394 billion. This reflected reduced capital investment overall despite increased NTT DoCoMo Group capital investment.

  Other operating expenses increased (Yen)549 billion to (Yen)3,764 billion due to such factors as increased agency commissions and sales costs for terminal equipment as a result of high NTT DoCoMo Group subscriber growth and a steady shift to more functional terminal equipment.

  As a result of the above factors, operating income increased (Yen)112 billion, or 15.8%, to (Yen)824 billion.

Net Income

  Although operating income increased due principally to increased operating income from NTT DoCoMo Group mobile telecommunications services, net income decreased by 46.1% to (Yen)299 billion from the previous fiscal year when net income increased sharply by 158.5% to (Yen)554 billion from fiscal year 1998 as a result of the sale of NTT DoCoMo shares in fiscal year 1999 partially offset by the extraordinary one-time loss of (Yen)462 billion stemming from NTT's discontinuance of its application of SFAS 71 in fiscal year 1999.

  Interest expenses in fiscal year 2000 decreased by 19% from fiscal year 1999 to (Yen)175 billion due in part to the decrease in both short-term and long-term market interest rates and due in part to the decrease in the outstanding principal amount of NTT's long-term borrowings.

  The effective tax rate in fiscal year 2000 decreased to 41.3%, compared with 51.2% in fiscal year 1999, principally due to the decrease in the statutory tax rate to 41.0% in fiscal year 2000. The decrease in the effective tax rate had a positive impact on NTT's net income.

  An increase in minority interest in consolidated subsidiaries from $24 billion in fiscal year 1999 to (Yen)115 billion in fiscal year 2000 is accounted for by an increase in the relative percentage ownership of minority interests resulting from the sale of NTT DoCoMo's shares by NTT and NTT DoCoMo's sale of its own new shares in October 1998.

Fiscal year 1999 compared with Fiscal year 1998

 Telephone Services

  Operating revenues from telephone services decreased 0.1% in fiscal year 1999 to (Yen)6,300 billion, or 64.8% of operating revenues. Subscribers for cellular telephone services grew substantially, leading to an increase in total network traffic. However, the shift to cellular and INS-Net services among users, combined with the effects of the sluggish Japanese economy, caused the number of telephone subscriber lines to decline.

  (i) Telephone subscriber services

  Due to an increase in sales of INS-Net services and cellular telephones and the sluggish economy, the number of subscriber lines in use decreased 1.91 million from the previous fiscal year to 58.28 million subscriber lines at the end of fiscal year 1999, marking the second consecutive year of a decrease in subscriber lines. Management believes that about 85% of the increase in ISDN subscribers during the fiscal year is attributable to a shift from telephone subscribers.

  In fiscal year 1999, NTT's end-to-end telephone traffic decreased from the previous fiscal year in terms of the number of calls as well as hours of use. The primary reasons for this decrease were the ongoing economic downturn, the shift to cellular telephone services and INS-Net and an increase in competition. Even when combined with ISDN traffic, the number of calls and hours of use decreased.

  A rate reduction for long-distance calls implemented in February 1998 resulted in a negative impact on operating revenues in fiscal year 1999 of
(Yen)70 billion.

  Revisions to directory assistance service charges, implemented in May 1998 and May 1999, are expected to increase NTT Group's revenues by (Yen)15 billion per 12-month period.

  During the fiscal year, NTT made further progress with the interconnection of local switches with local and long-distance carriers through its GCs. NTT responded with the extension of the "Time Plus" discount service to the whole of Japan and the introduction of a new "Telechoice" pricing plan.

  Interconnection rates were reduced further in January 1999, with the reduction applicable to calls made from April 1998. The adverse effect on interconnection charge revenues during fiscal year 1999 was approximately
(Yen)68 billion.

  (ii) Cellular Telephone Services

  The market in Japan for cellular telephone services continued to expand vigorously, and the total number of cellular telephone subscribers climbed 31.7% over fiscal year 1999 to reach a new high of 41.5 million. While NTT DoCoMo Group subscriber growth was not quite as rapid as in recent years, the number of NTT DoCoMo Group's subscribers rose to 23.9 million, a 32.9% increase over the previous fiscal year. In fiscal year 1999, traffic increased in terms of both the number of calls and total hours of use.

  (iii) PHS Services

  On December 1, 1998, NTT Group's PHS services business that had been operated formerly by NTT Personal Group was transferred to NTT DoCoMo Group. The PHS services business had suffered a loss of customers and the liabilities of NTT Personal Group had exceeded its assets. The transfer to NTT DoCoMo Group should create synergistic effects and allow NTT DoCoMo Group to provide a comprehensive set of mobile communications services.

 Telegraph Services

  Operating revenues from telegraph services fell 7.3% to (Yen)86 billion in fiscal year 1999 accounting for 0.9% of operating revenues.

  The total number of telegrams sent dropped 3.7% in fiscal year 1999, from
37.6 million to 36.2 million. Although the number of communications made by "D-MAIL," a telegram service that makes use of the Internet, increased steadily during fiscal 1999, this could not fully offset a decline of 32.1% in the use of telegrams for weddings and condolences, to 32.1 million.

 Leased Circuit Services

  Operating revenues from leased circuit services increased 3.9% in fiscal year 1999 to (Yen)507 billion accounting for 5.2% of operating revenues.

  Driven by the increasing complexity and sophistication of corporate telecommunications systems and widespread construction of LANs and WANs in the corporate sector, the user base for other services, particularly "Digital Access 64/128", continued to grow favorably. "ATM Mega Link services" became much more popular with corporations as the telecommunications backbone for their internal networks.

  The number of high-speed digital circuits climbed 34.9% to 228 thousand. However, the number of conventional leased circuits decreased 8.8% to 822 thousand as customers continued to switch to high-speed communications services.

  NTT implemented regular tariff revisions designed to keep a competitive rate structure for its leased circuit services. These took effect in September 1995, April 1996, April 1997, and April 1998. These revisions are collectively estimated to have had the effect of decreasing NTT's revenues by (Yen)42 billion per 12-month period.

 Data Communication Facility Services

  Operating revenues from data communication facility services increased 2.9% in fiscal year 1999 to (Yen)383 billion, or 3.9% of operating revenues. NTT Group, through its subsidiary NTT DATA, launched a number of new services for national and local government institutions. Usage of "STAR-ACE," a multi-shared banking system for regional financial institutions, also expanded during the year.

 ISDN

  Operating revenues from ISDN services increased 51.2% in fiscal year 1999 to
(Yen)556 billion or 5.7% of operating revenues. NTT Group's ISDN services are comprised of INS-Net 64 and INS-Net 1500. Growth in ISDN services continued to be driven by rising demand for Internet access and connection lines for LANs. NTT launched two new services during the fiscal year, "INS Area Plus" and "INS Time Plus." New demand was also created by the "Telesse" multimedia telephone that allows users to enjoy the Internet simply and conveniently.

  Continuing the rapid growth seen in fiscal year 1999, the number of INS-Net 64 subscribers soared 73.1% to 3.96 million, and the number of INS-Net 1500 subscribers climbed 42.0% to 47.7 thousand. ISDN traffic also recorded strong growth.

 Sale of Telecommunication Equipment

  Operating revenues from the sale of telecommunication equipment rose 4.0% to
(Yen)1,009 billion, accounting for 10.4% of operating revenues.

  Due to the effects of the long-standing domestic recession and other factors, total sales of business telephones and other terminal equipment to companies were down. However, sales volumes for cellular telephone terminals and products compatible with LANs, ISDN networks and Number Display (caller
ID) rose over fiscal year 1999.

  As a result of the shift to cellular telephones, sales of PHS terminals fell 73.9%. Sales of cellular telephone terminals were buoyant, increasing 9.4% in fiscal year 1999.

Other Services

  Operating revenue from other services rose 4.1% to (Yen)889 billion, accounting for 9.1% of total revenues.

  Reflecting a substantial increase in Internet usage, the number of subscribers for NTT's "OCN Dial Access" services rose substantially during fiscal year 1999, with the number of installations rising over 400 thousand. As a result, the total number of OCN subscribers increased 201.4% to 478 thousand. During the fiscal year, NTT moved to expand the market for OCN by introducing "Super OCN", a service that is ideal for companies, universities and other high-volume users to help them cope with a large volume of Internet traffic.

  Within its frame relay services, NTT launched a new "Dial-Up FR" service that makes data exchange possible between a frame relay network and an ordinary analog or ISDN fixed line. Thanks to the process of this service and other marketing initiatives, the number of frame relay subscribers rocketed 180.0% to 43,959.

Operating Expenses

  Operating expenses increased 5.1% in fiscal year 1999 to (Yen)9,018 billion. Although the total number of employees continued to decline to 224,000, an increase in severance-related expenses and the accrual of compensated absences as a result of non-application of SFAS No.71 led to an increase in personnel expenses of (Yen)22 billion to (Yen)2,367 billion.

  Depreciation, amortization and maintenance costs increased by (Yen)250 billion to (Yen)3,436 billion. This reflected the increase of telecommunications equipment for cellular telephone and PHS services to accommodate high NTT DoCoMo Group subscriber growth and other factors, and also an increase in the disposition of metal cables following NTT's conversion to an optical access network.

  Other operating expenses increased by (Yen)168 billion to (Yen)3,215 billion due to such factors as growth in agency commissions, sales expenses for terminals as a result of high NTT DoCoMo Group subscriber growth and increased interconnection charges for cellular telephones.

  As a result of the above factors, operating income decreased (Yen)161 billion, or 18.4% to (Yen)711 billion.

Net Income

  Net income in fiscal year 1999 increased 158.5% to (Yen)554.4 billion as a result of the sale of NTT DoCoMo shares despite a decrease in operating income and the extraordinary one-time loss of (Yen)462 billion stemming from NTT discontinuing its application of SFAS 71 for all of its operations.

  Due to a change in Japanese income tax regulations, effective April 1, 1999, the statutory rate was reduced to approximately 41% and such amount has been used in calculating the future expected tax effects of temporary differences. In addition, the valuation allowance at March 31, 1998, which mainly related to deferred tax assets on the losses related to financial assistance to subsidiary companies which are not expected to be tax deductible, was reversed because the tax losses of NTT Personal Group have been realized in fiscal year 1999. As a result, the effective tax rate in fiscal year 1999 decreased to 51.2%, compared with 63.8% in fiscal year 1998, which had a positive impact on net income.

Liquidity and Capital Resources

Fiscal year 2000 compared with Fiscal year 1999

Financing and Capital Resources

  Net cash provided by operating activities in fiscal year 2000 amounted to
(Yen)2,796 billion, compared with (Yen)2,365 billion in fiscal year 1999, reflecting, in part, an increase in accrued consumption tax in fiscal year 2000 and a decrease in such tax in fiscal year 1999.

  NTT Group used this cash to acquire property, repay interest-bearing debt, make investments in affiliates and pay dividends. Net cash used in investing activities in fiscal year 2000 was (Yen)2,934 billion compared with (Yen)632 billion in fiscal year 1999 (as a result of the proceeds from sales of subsidiary stock in fiscal year 1999, which amounted to (Yen)2,213 billion).

  Capital investments for property, plant and equipment and intangible assets computed on the basis of all cash investments and other considerations during fiscal year 2000 were (Yen)2,729 billion, compared with (Yen)3,088 billion in fiscal year 1999, and consisted principally of the expansion and upgrading of ISDN, OCN, frame relay and mobile communications including i-mode and other multimedia services, and the opticalization of access networks.

  NTT Group has shifted its capital investment from planned telecommunications infrastructure development to a strategy of investing in services according to demand. Capital investments in fiscal year 2001 will focus on the expansion of ISDN, OCN and mobile multimedia services and international networks in line with increased demand for the Internet. Since investment in fixed-line telephone services is projected to decrease in fiscal year 2001, NTT Group expects total capital investment to decline in the coming year.

  Net cash used in financing activities in fiscal 2000 amounted to (Yen)363 billion compared with net cash of (Yen)990 billion used in financing activities in fiscal year 1999. In fiscal year 2000, NTT paid a special dividend of (Yen)5,000 per Share in conjunction with NTT's sale of a portion of its interest in NTT DoCoMo and repurchased 77,410 Shares of its common stock at an aggregate cost of approximately (Yen)120 billion. NTT's policy is to control outstanding debt while realizing more efficient sources of funds in domestic and overseas capital markets.

  The total amount of capital raised in fiscal year 2000 from issues of long-term debt was (Yen)678 billion. This sum included corporate bond offerings denominated in both Japanese yen and Euros. For a further description of NTT's debt, see Note 9 of the Notes to Consolidated Financial Statements.

  The ratio of interest-bearing debt (short-term borrowings and long-term debt) to shareholder's equity stood at 91.7% on March 31, 2000 compared with 95.5% at the previous fiscal year-end.

Liquidity

  As of March 31, 2000, NTT Group had cash and cash equivalents short-term investments with principal maturities of less than three months of (Yen)1,155 billion, compared with (Yen)1,657 billion a year earlier. Cash equivalents represent a temporary cash surplus used to repay debts and make capital investments, and as working capital. Accordingly, the balance of cash equivalents fluctuates each year depending on particular funding and working capital requirements.

Capital Investments

  Capital investment in fiscal year 2000 totaled (Yen)2,729 billion. The majority of this sum was invested in research and development activities and the renewal and upgrading of existing equipment to meet the increasingly diverse and international needs of customers.

  As of March 31, 2000, NTT Group had outstanding commitments for the purchase of property, plant and equipment of approximately (Yen)458 billion (US$4,322 million), principally reflecting capital investment expenditures for fiscal year 2001. NTT Group expects the funds needed for such commitments to be met from net cash provided by operating activities.

Fiscal year 1999 compared with Fiscal year 1998

Financing

  Net cash provided by operating activities in fiscal year 1999 amounted to
(Yen)2,365 billion, compared with (Yen)2,731 billion in fiscal year 1998.

  With this cash and proceeds from sales of subsidiary stock (NTT DoCoMo and NTT DATA), NTT Group invested in property, plant and equipment, paid back interest-bearing debt, made investments in subsidiaries and affiliates and paid dividends.

  Owing to the proceeds from sales of subsidiary stock, which amounted to
(Yen)2,213 billion, net cash used in investing activities in fiscal year 1999 was (Yen)632 billion compared with (Yen)2,909 billion in fiscal year 1998.

  Capital investments for property, plant and equipment and intangible assets computed on the basis of all cash investments and other considerations, during fiscal year 1999 were (Yen)3,088 billion, compared with (Yen)2,962 billion in the fiscal year 1998, and consisted principally of the expansion and upgrading of infrastructure for mobile communications, ISDN, OCN, frame relay and other services, together with various investments to enhance the quality of other services.

  Since the completion of the digitization of its main high-speed network infrastructure in December 1997, NTT has shifted its capital investment focus from planned infrastructure development to a strategy of investing in services according to demand. Since investment in fixed-line telephone services is projected to decrease in fiscal year 2000, NTT Group expects total capital investment to decline in the coming year.

  Net cash used in financing activities in fiscal year 1999 amounted to
(Yen)990 billion, compared with net cash of (Yen)270 billion provided by financing activities in fiscal year 1998. NTT's policy is to control outstanding debt while realizing more efficient sources of funds in domestic and overseas capital markets.

  The total amount of capital raised in fiscal year 1999 from issues of long-term debt was (Yen)653 billion. This sum included corporate bond offerings denominated in both Japanese yen and U.S. dollars. For a further description of NTT's debt, see Note 9 of the Notes to Consolidated Financial Statements.

Capital Resources

  As of March 31, 1999, NTT Group had cash and cash equivalents (short-term investments with principal maturities of less than three months) of (Yen)1,657 billion, compared with (Yen)913 billion a year earlier. Cash equivalents represent a temporary cash surplus used to repay debts, make tax payments and capital investments, and as working capital. Accordingly, the balance of cash equivalents will fluctuate each year depending on particular funding and working capital requirements. The ratio of interest-bearing debt (short-term borrowings and long-term debt) to shareholders' equity stood at 95.5% on March 31, 1999, compared with 110.9% at the previous fiscal year-end.

Capital Investments

  Capital investment in fiscal year 1999 totaled (Yen)3,088 billion. The majority of this sum was used to make investments in high-speed, digitized networks to meet the increasingly diverse and international needs of customers. NTT Group also invested in research and development activities and the renewal and upgrading of the existing network infrastructure.

  As of March 31, 1999, NTT Group had outstanding commitments for the purchase of property, plant and equipment and other assets of approximately (Yen)578 billion (US$4,777 million), principally reflecting capital investment expenditures for fiscal year 2000. NTT Group expects the funds needed for such commitments to be met from net cash provided by operating activities.

SFAS 131 Segment Information

  On April 1, 1998, NTT adopted Statement of Financial Accounting Standards No. 131: "Disclosures about Segments of an Enterprise and Related Information." SFAS 131 requires public business enterprises to report certain information about operating segments in their financial statements and also requires that they report certain information about their products and services, the geographic areas in which they operate and report their major customers. As a result of the application of SFAS 131, NTT's results are now segmented according to four primary lines of business: wireline services, wireless services, data communication services and other services. See Note 14 to the Notes to Consolidated Financial Statements.

  In fiscal year 2000, NTT's operating revenues increased 6.7% to (Yen)10,383 billion and its operating income increased 15.8% to (Yen)824 billion. Operating revenues from wireline services increased 1.2% to (Yen)6,209 billion, as the increase of ISDN subscribers and usage offset a decline in telephone subscriber lines. Operating income from wireline services decreased 16.3% to (Yen)70 billion due to an increase in severance and pension-related costs as a result of the non-application of SFAS No. 71. The non-application of SFAS No. 71, which was effective only for the second half of fiscal year 1999, led to an increase in personnel expense in fiscal year 2000 compared to fiscal year 1999. Operating revenues from wireless services increased 17.0% to
(Yen)3,927 billion due to a substantial increase in the number of cellular telephone subscribers. Operating income from wireless services increased 11.8% to (Yen)523 billion as a result of the increase in operating revenues offset partially by an increase in expenses associated with adding new subscribers. Operating revenues from the data communications segment increased 1.6% to
(Yen)716 billion. Operating revenues from the other segment increased 47.8% to
(Yen)2,180 billion, due to dividends from NTT subsidiaries, and receipt of payment for providing management services through contracts with NTT subsidiaries and payment for NTT fundamental R&D activities through contracts with each of NTT subsidiaries which use the results of the R&D activities. Operating income from data communication services increased 31.3% to (Yen)39 billion and operating income from other services increased 119.5% to (Yen)115 billion.

Forward Looking Statements

  Some of the statements made in this report are forward looking statements. These include statements with respect to NTT's plans, strategies and beliefs and other statements that are not historical facts. The statements are based on management's assumptions and beliefs in light of the information currently available to it. These assumptions and beliefs include information concerning:

  .  NTT; and

  .  the economy and telecommunications industry in Japan and overseas.

The assumptions also involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements. Potential risks and uncertainties include:

  .  risks and uncertainties associated with the pricing of services;

  . the effects of deregulation of the telecommunications market, including Long-run Incremental Cost Methodology, and increased competition;

  .  the impact of NTT's reorganization; and

  . the ability of its subsidiaries, including without limitation NTT DoCoMo, to maintain growth and the success of new products and services and new businesses. NTT desires to qualify for the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.

ITEM 9A--QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Quantitative and qualitative disclosure about market risk

  The financial instruments that NTT Group holds are continuously exposed to fluctuations in markets, such as currency exchange rates, interest rates and stock prices of investments.

  NTT Group from time to time enters into derivative financial instruments, such as forward exchange contracts, interest rate swap agreements, currency swap agreements and interest rate option contracts, in order to limit its main exposure to loss in relation to underlying debt instruments or assets that may result from adverse fluctuations in foreign currency exchange rates and interest rates. NTT Group does not use derivative financial instruments for trading purposes. The use of derivative financial instruments are based on specific internal rules and are subject to controls at the relevant department of the head offices of NTT and its subsidiaries. In most cases, derivative instruments are integrated as part of debt transactions or financial assets and are entered into at the beginning date of those transactions and have the same maturity as the underlying debt or assets.

  No specific hedging activities are taken against the price fluctuations of stocks held by NTT Group as marketable securities.

Equity Price Risk

  NTT Group holds available-for-sale securities and held-to-maturity securities included in marketable securities and other investments. In general, highly-liquid and low risk instruments are preferred in the portfolio. Available-for-sale securities are held as long term investments. NTT Group does not hold marketable securities for trading purposes.

  Maturities and fair values of available-for-sale securities and held-to-maturity securities were as follows at March 31, 2000:

                                                                2000
                                                      -------------------------
                                                        Carrying
                                                         amount     Fair value
                                                      ------------ ------------
                                                           Millions of Yen
   Due after 1 year through 5 years.................. (Yen) 25,966 (Yen) 27,530
   Due after 5 years through 10 years................       17,286       17,110
   Equity securities.................................      138,542      256,425
                                                      ------------ ------------
     Total........................................... (Yen)181,794 (Yen)301,065
                                                      ============ ============

Foreign Exchange Risk

  NTT Group from time to time enters into forward foreign exchange contracts and currency swap agreements to hedge the risk of fluctuations in foreign currency exchange rates associated with long-term debt issued by

NTT Group denominated in foreign currencies. Such contracts and agreements have the same maturity as the underlying debt.

  Amounts of NTT Group's financial instruments that are sensitive to foreign currency exchange rates were not material at March 31, 2000.

  Amounts related to forward foreign exchange contracts or currency swap agreements entered into in connection with long-term debt denominated in foreign currencies which eliminate all foreign currency exposures are shown at the table of "Interest Rate Risk."

Interest Rate Risk

  NTT Group's exposure to market risk for changes in interest rates relates principally to its debt obligations. NTT Group has long-term debt primarily with fixed rates. Interest rate swap agreements are entered into from time to time to convert floating rate underlying debt or assets into fixed rate debt or assets, or vice versa. Interest rate option contracts are entered into from time to time to hedge the risk of a rise in the interest rate of underlying debt.

  The following tables provide information about NTT Group's financial instruments that are sensitive to changes in interest rates including debt obligations and interest rate swaps.

  For the debt obligations, the table presents principal cash flows by expected maturity dates, related weighted average interest rates and fair values of financial instruments.

  For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected maturity dates and fair value of the swap at the reporting date. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average floating rates are based on the interest rates which were applicable on March 31, 2000.

  Amounts attributable to NTT Group's option contracts that are sensitive to interest rates were not material at March 31, 2000.

  The information is presented in Japanese yen equivalents, which is NTT Group's reporting currency. The instruments' actual cash flows are denominated in both Japanese yen and foreign currencies, as indicated.

                         Average       Carrying amount and maturity date (year ending March 31)
                         interest ------------------------------------------------------------------------
                           rate     2001      2002      2003      2004      2005    Thereafter    Total     Fair value
                         -------- --------  --------  --------  --------  --------  ----------  ----------  ----------
                                                                 Millions of Yen
Long-term debt
 including current
 portion
 Japanese yen bonds and
  notes:                    3.3%  (196,273) (297,610) (253,832)  (66,838) (238,856)   (838,645) (1,892,054) (1,879,130)
 U.S. dollar notes:         6.1%   (58,750)  (31,965)  (53,485)  (53,503)       36    (107,042)   (304,709)   (348,822)
 Swiss franc bonds and
  notes:                    4.3%       (96)      (96)  (16,272)        0         0      (5,849)    (22,313)    (23,675)
 Canadian dollar notes:    10.3%   (14,892)        0         0         0         0           0     (14,892)    (16,078)
 Sterling pound bonds:      9.1%        36   (17,276)       36   (43,253)        0           0     (60,457)    (71,986)
 Euro notes:                3.8%        96        96        96        96        96     (77,618)    (77,138)    (82,188)
 Unsecured indebtedness
  to banks--
 Japanese yen loans:        2.4%  (595,415) (489,274) (380,852) (451,189) (209,937)   (585,990) (2,712,657) (2,717,019)
 U.S. dollar loans:         5.4%    (3,354)  (10,036)      (54)   (1,500)   (5,411)     (3,161)    (23,516)    (25,392)
                           ----   --------  --------  --------  --------  --------  ----------  ----------  ----------
  Subtotal.............           (868,648) (846,161) (704,363) (616,187) (454,072) (1,618,305) (5,107,736) (5,164,290)
Forward exchange
 contracts.............             (1,040)    8,106     4,792     2,605      (234)      2,282      16,511     (50,548)
Currency swap
 agreements............             (4,165)    1,428     9,475     6,475         0      40,018      53,231     (72,900)
                           ----   --------  --------  --------  --------  --------  ----------  ----------  ----------
Total..................           (873,853) (836,627) (690,096) (607,107) (454,306) (1,576,005) (5,037,994) (5,287,738)

                             Notional amount and average interest rate
                                      (year ending March 31)
                          ----------------------------------------------------  Fair
                           2001     2002     2003    2004    2005   Thereafter value
                          -------  -------  ------  ------  ------  ---------- ------
                                             Millions of Yen
Interest rate swap
 agreements
 Floating to Fixed
  (Japanese yen)........  161,355  118,812  86,412  63,512  44,012    2,500    (3,371)
 Average pay rate.......      1.3%     1.0%    0.5%    0.3%    0.3%     1.6%
 Average receive rate...      1.9%     2.3%    2.9%    3.5%    3.1%     2.3%
 Fixed to Floating
  (Japanese yen)........  128,687  105,640  66,665  38,530   6,440      760     8,026
 Average pay rate.......      1.2%     1.1%    1.2%    1.2%    1.7%     1.4%
 Average receive rate...      0.4%     0.3%    0.3%    0.3%    0.3%     0.1%
 Floating to Floating
  (Japanese yen)........    7,515    7,000   7,000   2,000   1,000    1,000        40
 Average pay rate.......      0.4%     0.3%    0.3%    0.1%    0.0%     0.0%
 Average receive rate...      1.0%     1.0%    1.0%    1.9%    0.3%     0.3%

ITEM 10--DIRECTORS AND OFFICERS OF REGISTRANT

  The overall direction of the affairs of NTT is the responsibility of its Board of Directors. The Board of Directors currently consists of 11 members, of whom 9 are also executive officers of NTT. Directors are elected for a two-year term. Elections are conducted at NTT's Annual Meeting, the most recent of which was held on June 29, 2000.

  The following is a list of the Directors (including executive officers of NTT), corporate auditors of NTT and chief executive officers of NTT's principal subsidiaries at July 1, 2000:

                                                             Current Position
                                                              as Director or
                                                             Corporate Auditor
            Name             Title                              Held Since
            ----             -----                           -----------------
Representative Directors
  Jun-ichiro Miyazu......... President                           June 1987
  Norio Wada................ Senior Executive Vice President     June 1992
  Yusuke Tachibana.......... Senior Executive Vice President     July 1999
  Haruki Matsuno............ Senior Executive Vice President     June 2000

Directors
  Kanji Koide............... Senior Vice President               June 1997
  Shigehiko Suzuki.......... Senior Vice President               June 1998
  Hiromi Wasai.............. Senior Vice President               July 1999
  Toyohiko Takabe........... Senior Vice President               July 1999
  Satoru Miyamura........... Senior Vice President               June 2000
  Takashi Imai.............. Senior Vice President               July 1999
  Yotaro Kobayashi.......... Senior Vice President               July 1999

Corporate Auditors
  Keisuke Sada.............. Corporate Auditor                   June 1998
  Takao Nakajima............ Corporate Auditor                   June 2000
  Makoto Yoshida............ Corporate Auditor                   July 1999
  Hideaki Toda.............. Corporate Auditor                   July 1999

Chief Executive Officers of
 Principal Subsidiaries
  Hidekazu Inoue............ President, NTT East                 July 1999
  Kazuo Asada............... President, NTT West                 July 1999
  Masanobu Suzuki........... President, NTT Communications        May 1999
  Keiji Tachikawa........... President, NTT DoCoMo               June 1998
  Toshiharu Aoki............ President, NTT DATA                 June 1999

ITEM 11--COMPENSATION OF DIRECTORS AND OFFICERS

  During fiscal year 2000, the aggregate amount of compensation paid by NTT, NTT East, NTT West, NTT Communications, NTT DoCoMo and NTT DATA to all Directors, executive officers and corporate auditors as a group was (Yen)2,722 million.

ITEM 12--OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

  None.

ITEM 13--INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

(a) Describe briefly any material transactions during the last three fiscal years or any presently proposed transactions, to which the registrant or any of its subsidiaries was or is to be a party, in which any of the following persons had or is to have a direct or indirect material interest, naming such person, such person's relationship to the registrant, the nature of the interest in the transaction and, where practicable, the amount of such interest:

  (1) any director or officer of the registrant;

  (2) any security holder named in answer to Item 4(a);

  (3) any relative or spouse of any of the foregoing persons, or any relative of such spouse, who has the same home as such person or who is a director or officer of any parent or subsidiary of the registrant.

    None.

(b) State as to each of the following persons who was indebted to the registrant or its subsidiaries at any time during the last three years (i) the largest aggregate amount of indebtedness outstanding at any time during such period, (ii) the nature of the indebtedness and of the transaction in which it was incurred, (iii) the amount thereof outstanding as of the latest practicable date, and (iv) the rate of interest paid or charged thereon:

  (1) each director or officer of the registrant; and

  (2) each associate of any such director or officer.

    None.

                                    PART II

ITEM 14--DESCRIPTION OF SECURITIES TO BE REGISTERED

  Not applicable.

                                   PART III

ITEM 15--DEFAULTS UPON SENIOR SECURITIES

(a) If there has been any material default in the payment of principal, interest, a sinking or purchase fund installment, or any other material default not cured within 30 days, with respect to any indebtedness of the registrant or any of its significant subsidiaries exceeding 5 percent of the total assets of the registrant and its consolidated subsidiaries, identify the indebtedness and state the nature of the default. In the case of such a default in the payment of principal, interest or a sinking or purchase fund installment, state the amount of the default and the total arrearage on the date of filing this report.

  None.

(b) If any material arrearage in the payment of dividends has occurred or if there has been any other material delinquency not cured within 30 days, with respect to any class of preferred stock of the registrant which is registered or which ranks prior to any class of registered securities, or with respect to any class of preferred stock of any significant subsidiary of the registrant, give the title of the class and state the nature of the arrearage or delinquency. In the case of an arrearage in the payment of dividends, state the amount and the total arrearage on the date of filing this report.

  Not applicable.

ITEM 16--CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
SECURITIES

(a) If the constituent instruments defining the rights of the holders of any class of registered securities have been materially modified, give the title of the class of securities involved and state briefly the general effect of such modification upon the rights of holders of such securities.

  None

(b) If the rights evidenced by any class of registered securities have been materially limited or qualified by the issuance or modification of any other class of securities, state briefly the general effect of the issuance or modification of such other class of securities upon the rights of the holders of the registered securities.

  None

(c) If there has been a material withdrawal or substitution of assets securing any class of registered securities of the registrant, furnish the following information:

  (1) Give the title of the securities.

  (2) Identify and describe briefly the assets involved in the withdrawal or substitution.

  (3) Indicate the provision in the underlying indenture, if any, authorizing the withdrawal or substitution.

    Not applicable.

(d) If the trustees or paying agents for any registered securities have changed during the last fiscal year, furnish the names and addresses of the new trustees or paying agents.

  Not applicable.

                                    PART IV

ITEM 17--FINANCIAL STATEMENTS

  Not applicable.

ITEM 18--FINANCIAL STATEMENTS

  The Report of Independent Accountants, Consolidated Balance Sheet of NTT at March 31, 2000 and 1999, Consolidated Statement of Income, Consolidated Statement of Shareholders' Equity and Consolidated Statement of Cash Flows of NTT for each of the three years ended March 31, 1998, 1999 and 2000 and Notes to Consolidated Financial Statements, and Schedule II--Valuation and Qualifying Accounts, appear as pages F-1 through F-35.

ITEM 19--FINANCIAL STATEMENTS AND EXHIBITS

  (a) Financial Statements

  See accompanying index to Consolidated Financial Statements.

  (b) Exhibits

    (1) Consent of Independent Accountants.

  NTT agrees to furnish to the Securities and Exchange Commission upon request a copy of any instrument which defines the rights of holders of long-term debt of NTT and its consolidated subsidiaries.

                                   SIGNATURES

  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          Nippon Telegraph and Telephone
                                           Corporation

                                                    /s/ Kazuto Tsubouchi
                                          By: _________________________________
                                                      Kazuto Tsubouchi
                                                      Senior Manager
                                                      Investor Relations Group
                                                      Department IV

Date: August 10, 2000

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Report of independent accountants.........................................  F-2
Consolidated balance sheets at March 31, 1999 and 2000....................  F-3
Consolidated statement of income for the three years ended March 31,
 2000.....................................................................  F-5
Consolidated statement of shareholders' equity for the three years ended
 March 31, 2000...........................................................  F-6
Consolidated statement of cash flows for the three years ended March 31,
 2000.....................................................................  F-7
Notes to consolidated financial statements................................  F-8
Financial statements schedule for the three years ended March 31, 2000:
  Schedule II--Valuation and qualifying accounts.......................... F-35

  All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or the notes thereto.

  Financial statements of majority-owned subsidiaries of the registrant not consolidated and of 50% or less owned persons accounted for by the equity method have been omitted because the registrant's proportionate share of the income from continuing operations before income taxes, and total assets of each such company is less than 20% of the respective consolidated amounts, and the investment in and advances to each company is less than 20% of consolidated total assets.

  The consolidated financial statements listed above are presented in Japanese yen and the amounts pertaining to the most recent period are also expressed in U.S. dollars, for convenience only, as described in Note 3.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors of Nippon Telegraph and Telephone Corporation

  In our opinion, the consolidated financial statements, expressed in yen, listed in the accompanying index present fairly, in all material respects, the financial position of Nippon Telegraph and Telephone Corporation and its subsidiaries at March 31, 1999 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2000, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards in Japan and in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers
Tokyo, Japan
June 29, 2000, except for paragraphs 2 and 3 of Note 21
as to which the date is August 10, 2000

                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                              AND ITS SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                                    March 31

                                     1999              2000            2000
                               ----------------  ----------------  ------------
                                        Millions of yen            Millions of
                                                                   U.S. dollars
                                                                     (Note 3)
            ASSETS
Current assets:
  Cash and cash equivalents
   (Notes 5 and 19)........... (Yen)  1,656,672  (Yen)  1,155,274   $  10,899
  Notes and accounts
   receivable, trade (Notes 4
   and 19)....................        1,463,777         1,678,095      15,831
  Allowance for doubtful
   accounts...................          (40,287)          (35,682)       (337)
  Inventories (Note 6)........          195,843           189,850       1,791
  Prepaid expenses and other
   current assets (Note 11)...          641,745           709,230       6,691
                               ----------------  ----------------   ---------
    Total current assets......        3,917,750         3,696,767      34,875
                               ----------------  ----------------   ---------
Property, plant and equipment
 (Notes 9 and 15):
  Telecommunications
   equipment..................       11,843,092        12,334,617     116,365
  Telecommunications service
   lines......................       11,823,529        11,958,392     112,815
  Buildings and structures....        5,000,443         5,151,633      48,600
  Machinery, vessels and
   tools......................        2,140,526         1,836,879      17,329
  Land........................          697,938           745,261       7,031
  Construction in progress....          859,526           579,822       5,470
                               ----------------  ----------------   ---------
                                     32,365,054        32,606,604     307,610
  Accumulated depreciation....      (20,203,236)      (20,743,008)   (195,689)
                               ----------------  ----------------   ---------
                                     12,161,818        11,863,596     111,921
                               ----------------  ----------------   ---------
Investments and other assets:
  Investments in affiliated
   companies..................          300,420           338,379       3,192
  Marketable securities and
   other investments (Note
   7).........................          163,754           369,654       3,487
  Intangible and other assets
   (Note 8)...................        1,527,113         1,881,597      17,751
  Deferred income taxes (Note
   11)........................          502,393           951,296       8,975
                               ----------------  ----------------   ---------
                                      2,493,680         3,540,926      33,405
                               ----------------  ----------------   ---------
                               (Yen) 18,573,248  (Yen) 19,101,289   $ 180,201
                               ================  ================   =========

        The accompanying notes are an integral part of these statements.

        NIPPON TELEGRAPH AND TELEPHONE CORPORATION AND ITS SUBSIDIARIES

                                    March 31

                                        1999             2000           2000
                                   ---------------  --------------- ------------
                                           Millions of yen          Millions of
                                                                    U.S. dollars
                                                                      (Note 3)
LIABILITIES AND SHAREHOLDERS'
EQUITY
Current liabilities:
  Short-term borrowings (Notes 9
   and 19).......................  (Yen)   235,180  (Yen)   410,305   $  3,871
  Current portion of long-term
   debt (Notes 9 and 19).........          848,546          868,648      8,195
  Accounts payable, trade (Notes
   4 and 19).....................        1,416,615        1,440,629     13,591
  Accrued payroll (Note 19)......          516,188          486,415      4,589
  Accrued interest...............           44,586           40,390        381
  Accrued taxes on income........          491,803          346,895      3,272
  Accrued consumption tax (Note
   12)...........................           22,370           92,014        868
  Advances received..............           72,008           83,604        789
  Other (Note 11)................           96,684           88,877        838
                                   ---------------  ---------------   --------
    Total current liabilities....        3,743,980        3,857,777     36,394
                                   ---------------  ---------------   --------
Long-term liabilities:
  Long-term debt (Notes 9 and
   19)...........................        4,558,358        4,239,088     39,991
  Obligations under capital
   leases (Note 15)..............          378,083          359,786      3,394
  Liability for employees'
   severance payments (Note 10)..        2,977,403        3,088,996     29,142
  Other (Note 11)................          211,635          630,707      5,950
                                   ---------------  ---------------   --------
                                         8,125,479        8,318,577     78,477
                                   ---------------  ---------------   --------
Minority interest in consolidated
 subsidiaries....................          793,019          910,311      8,588
                                   ---------------  ---------------   --------
Shareholders' equity (Note 13):
  Common stock, (Yen)50,000 par
   value--
   Authorized--62,400,000
    shares.......................
   Issued and outstanding--
    15,912,000 shares in 1999 and
    15,834,590 shares in 2000....          795,600          795,600      7,506
  Additional paid-in capital.....        2,530,476        2,530,476     23,872
  Retained earnings..............        2,628,272        2,648,286     24,984
  Accumulated other comprehensive
   income (loss).................          (43,578)          40,262        380
                                   ---------------  ---------------   --------
                                         5,910,770        6,014,624     56,742
                                   ---------------  ---------------   --------
Commitments and contingent
 liabilities (Note 20)...........
                                   (Yen)18,573,248  (Yen)19,101,289   $180,201
                                   ===============  ===============   ========

        The accompanying notes are an integral part of these statements.

                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                              AND ITS SUBSIDIARIES

                        CONSOLIDATED STATEMENT OF INCOME

                              Year Ended March 31

                               1998            1999            2000           2000
                          --------------  --------------  --------------  ------------
                                        Millions of yen                   Millions of
                                                                          U.S. dollars
                                                                            (Note 3)
Operating revenues (Note
 4):
 Telephone..............  (Yen)6,306,034  (Yen)6,300,460  (Yen)6,394,562    $60,326
 Telegraph..............          92,211          85,521          82,631        780
 Leased circuit.........         488,160         507,163         499,891      4,716
 Data communication
  facility..............         372,765         383,455         397,107      3,746
 ISDN services..........         367,826         555,976         818,833      7,725
 Sale of
  telecommunication
  equipment.............         969,586       1,008,589       1,138,369     10,739
 Miscellaneous..........         853,431         888,509       1,051,946      9,924
                          --------------  --------------  --------------    -------
                               9,450,013       9,729,673      10,383,339     97,956
                          --------------  --------------  --------------    -------
Operating expenses
 (Notes 4 and 16):
 Personnel..............       2,345,609       2,367,449       2,401,056     22,651
 Depreciation,
  amortization and
  maintenance costs.....       3,185,044       3,435,522       3,394,343     32,022
 Other..................       3,047,315       3,215,267       3,764,150     35,511
                          --------------  --------------  --------------    -------
                               8,577,968       9,018,238       9,559,549     90,184
                          --------------  --------------  --------------    -------
Operating income........         872,045         711,435         823,790      7,772
                          --------------  --------------  --------------    -------
Other expenses (income):
 Interest and
  amortization of bond
  discounts and issue
  costs.................         235,363         216,038         175,081      1,652
 Interest income........          (2,086)         (6,881)        (32,382)      (306)
 Gains on sales of
  subsidiary stock (Note
  17)...................             --       (1,634,314)            --         --
 Other, net.............         (16,764)         22,631          (7,881)       (74)
                          --------------  --------------  --------------    -------
                                 216,513      (1,402,526)        134,818      1,272
                          --------------  --------------  --------------    -------
Income before income
 taxes..................         655,532       2,113,961         688,972      6,500
                          --------------  --------------  --------------    -------
Income taxes (Note 11):
 Current................         362,910         659,082         444,363      4,192
 Deferred...............          55,366         422,835        (159,521)    (1,505)
                          --------------  --------------  --------------    -------
                                 418,276       1,081,917         284,842      2,687
                          --------------  --------------  --------------    -------
Income before
 extraordinary loss,
 minority interest and
 equity in earnings of
 affiliated companies...         237,256       1,032,044         404,130      3,813
Extraordinary loss for
 discontinuance of
 regulatory accounting
 principles (Note 2)....             --         (462,508)            --         --
Income before minority
 interest and equity in
 earnings of affiliated
 companies..............         237,256         569,536         404,130      3,813
Minority interest in
 consolidated
 subsidiaries...........         (32,275)        (24,148)       (115,210)    (1,087)
Equity in earnings of
 affiliated companies...           9,479           9,043          10,090         95
                          --------------  --------------  --------------    -------
Net Income..............  (Yen)  214,460  (Yen)  554,431  (Yen)  299,010    $ 2,821
                          ==============  ==============  ==============    =======
                                                                          U.S. dollars
                                              Yen                           (Note 3)
                          ----------------------------------------------  ------------
Per share of common
 stock:
 Extraordinary loss.....             --     (Yen)(29,067)            --         --
                          --------------  --------------  --------------    -------
 Net income.............     (Yen)13,478     (Yen)34,844     (Yen)18,883       $178
                          --------------  --------------  --------------    -------
 Cash dividends,
  applicable to earnings
  for the year (Note
  13)...................      (Yen)5,000      (Yen)5,000     (Yen)10,000        $94
                          --------------  --------------  --------------    -------

        The accompanying notes are an integral part of these statements.

                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                              AND ITS SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                              Year Ended March 31

                              1998            1999            2000             2000
                         --------------  --------------  --------------  ----------------
                                       Millions of yen                   Millions of U.S.
                                                                         dollars (Note 3)
Common stock (Note 13):
 At beginning of year... (Yen)  795,600  (Yen)  795,600  (Yen)  795,600      $ 7,506
 Capitalization of
  additional paid-in
  capital...............            --              --              --           --
                         --------------  --------------  --------------      -------
 At end of year.........        795,600         795,600         795,600        7,506
                         --------------  --------------  --------------      -------
Additional paid-in
 capital (Note 13):
 At beginning of year...      2,530,476       2,530,476       2,530,476       23,872
 Transfer to common
  stock.................            --              --              --           --
                         --------------  --------------  --------------      -------
 At end of year.........      2,530,476       2,530,476       2,530,476       23,872
                         --------------  --------------  --------------      -------
Retained earnings (Note
 13):
 At beginning of year...      2,018,982       2,153,883       2,628,272       24,795
 Appropriations--
 Cash dividends
  ((Yen)7,500--$71 per
  share)................        (39,780)        (39,780)       (119,339)      (1,126)
 Interim distribution--
 Cash dividends
  ((Yen)2,500--$24 per
  share)................        (39,779)        (39,779)        (39,658)        (374)
 Net income.............        214,460         554,431         299,010        2,821
 Purchase and retirement
  of common stock.......            --              --         (119,999)      (1,132)
 Other change...........            --             (483)            --           --
                         --------------  --------------  --------------      -------
 At end of year.........      2,153,883       2,628,272       2,648,286       24,984
                         --------------  --------------  --------------      -------
Accumulated
 comprehensive income
 (loss) (Note 13):
 At beginning of year...         (4,648)        (16,031)        (43,578)        (411)
 Other comprehensive
  income................        (11,383)        (27,547)         83,840          791
                         --------------  --------------  --------------      -------
 At end of year.........        (16,031)        (43,578)         40,262          380
                         --------------  --------------  --------------      -------
Shareholders' equity at
 end of year............ (Yen)5,463,928  (Yen)5,910,770  (Yen)6,014,624      $56,742
                         ==============  ==============  ==============      =======
Summary of total
 comprehensive income:
 Net income............. (Yen)  214,460  (Yen)  554,431  (Yen)  299,010      $ 2,821
 Other comprehensive
  income................        (11,383)        (27,547)         83,840          791
                         --------------  --------------  --------------      -------
Comprehensive income.... (Yen)  203,077  (Yen)  526,884  (Yen)  382,850      $ 3,612
                         ==============  ==============  ==============      =======

        The accompanying notes are an integral part of these statements.

                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION

                              AND ITS SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                              Year Ended March 31

                              1998            1999            2000           2000
                         --------------  --------------  --------------  ------------
                                       Millions of yen                   Millions of
                                                                         U.S. dollars
                                                                           (Note 3)
Cash flows from
 operating activities:
 Net income............    (Yen)214,460    (Yen)554,431    (Yen)299,010    $  2,821
 Adjustments to
  reconcile net income
  to net cash provided
  by operating
  activities--
 Extraordinary item,
  net of taxes (Note
  2)...................             --          462,508             --          --
 Depreciation and
  amortization.........       2,281,843       2,439,957       2,418,331      22,814
 Deferred taxes........          55,366         422,835        (159,521)     (1,505)
 Minority interest.....          32,275          24,148         115,210       1,087
 Loss on sale or
  disposal of property,
  plant and equipment..         164,691         174,686         209,147       1,973
 Gains on sales of
  subsidiary stock
  (Note 17)............             --       (1,634,314)            --          --
 Increase in notes and
  accounts receivable,
  trade................        (145,136)       (182,732)       (218,923)     (2,065)
 Decrease in
  inventories..........           7,631          27,955           5,993          56
 (Increase) decrease in
  other current
  assets...............         (11,712)       (211,880)        216,529       2,043
 Increase in accounts
  payable, trade and
  accrued payroll......         125,000          25,419         121,558       1,147
 Increase (decrease) in
  accrued consumption
  tax..................          72,518         (77,665)         69,644         657
 Increase (decrease) in
  accrued interest.....           1,922         (11,594)         (4,196)        (40)
 Increase (decrease) in
  advances received....          22,596          (1,631)         11,596         109
 Increase (decrease) in
  accrued taxes on
  income...............         (36,290)        300,609        (384,336)     (3,626)
 Increase (decrease) in
  liability for
  employees' severance
  payments, net of
  deferred pension
  costs................         (16,293)         84,267         107,653       1,016
 Increase (decrease) in
  other long-term
  liabilities..........           1,054          (1,330)         (1,696)        (16)
 Other.................         (39,318)        (30,438)        (10,011)        (94)
                         --------------  --------------  --------------    --------
  Net cash provided by
   operating
   activities..........       2,730,607       2,365,231       2,795,988      26,377
                         --------------  --------------  --------------    --------
Cash flows from
 investing activities:
 Payments for property,
  plant and equipment..      (2,685,961)     (2,789,342)     (2,349,969)    (22,169)
 Proceeds from sale of
  property, plant and
  equipment............          10,827          20,707          35,196         332
 Acquisition of
  investments in
  affiliates and
  intangible and other
  assets...............        (233,813)        (76,342)       (619,533)     (5,845)
 Proceeds from sales of
  subsidiary stock
  (Note 17)............             --        2,213,010             --          --
                         --------------  --------------  --------------    --------
  Net cash used in
   investing
   activities..........      (2,908,947)       (631,967)     (2,934,306)    (27,682)
                         --------------  --------------  --------------    --------
Cash flows from
 financing activities:
 Proceeds from issuance
  of long-term debt....  (Yen)1,047,974    (Yen)653,435    (Yen)677,822    $  6,395
 Payments for
  settlement of long-
  term debt............        (706,388)     (1,170,912)       (916,246)     (8,644)
 Dividends paid........         (79,559)        (79,559)       (158,997)     (1,500)
 Net increase
  (decrease) in short-
  term borrowings and
  other................           8,409        (392,792)        154,340       1,456
 Purchase and
  retirement of common
  stock................             --              --         (119,999)     (1,132)
                         --------------  --------------  --------------    --------
  Net cash provided
   (used) by financing
   activities..........         270,436        (989,828)       (363,080)     (3,425)
                         --------------  --------------  --------------    --------
Net increase (decrease)
 in cash and cash
 equivalents...........          92,096         743,436        (501,398)     (4,730)
Cash and cash
 equivalents at
 beginning of year.....         821,140         913,236       1,656,672      15,629
                         --------------  --------------  --------------    --------
Cash and cash
 equivalents at end of
 year..................    (Yen)913,236  (Yen)1,656,672  (Yen)1,155,274    $ 10,899
                         ==============  ==============  ==============    ========
Cash paid during the
 year for:
 Interest..............    (Yen)233,344    (Yen)232,099    (Yen)156,196    $  1,474
                         --------------  --------------  --------------    --------
 Income taxes..........    (Yen)400,860    (Yen)364,176    (Yen)831,109    $  7,841
                         --------------  --------------  --------------    --------
Capital lease
 obligations incurred
 during the year.......     (Yen)99,975     (Yen)32,881     (Yen)10,011    $     94
                         --------------  --------------  --------------    --------

        The accompanying notes are an integral part of these statements.

        NIPPON TELEGRAPH AND TELEPHONE CORPORATION AND ITS SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of operations:

  Nippon Telegraph and Telephone Corporation (hereinafter referred to as "NTT") is primarily engaged in the provision of nationwide telecommunications services in Japan. NTT and its subsidiaries' services fall into seven major classes: telephone services, telegraph services, leased circuit services, data communication facility services, ISDN (Integrated Services Digital Network) services, sale of telecommunication equipment and other services.

  In June 1997, the Japanese Diet passed the Law Concerning Partial Revision to the Nippon Telegraph and Telephone Corporation Law ("the Revision Law"), which was promulgated and partially implemented on June 20, 1997.

  In December 1997, the Ministry of Posts and Telecommunications announced "the Basic Principles Concerning the Transfer of the Business Activities and Succession of the Rights and Obligations of Nippon Telegraph and Telephone Corporation."

  On May 10, 1999, NTT applied for approval from the Minister of Posts and Telecommunications for "the Implementation Plans Concerning the Transfer of the Business Activities and Succession of the Rights and Obligations of Nippon Telegraph and Telephone Corporation", which were prepared in accordance with "the Basic Principles Concerning the Transfer of the Business Activities and Succession of the Rights and Obligations of Nippon Telegraph and Telephone Corporation" as drawn up in accordance with the provisions of the aforementioned legislation. On May 21, 1999, NTT received the Minister of Posts and Telecommunications' approval for the plans. In conjunction with these approved implementation plans that set out how the business transfer occur, reorganization was implemented in which NTT became a holding company holding all the shares in two regional companies (Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and Telephone West Corporation) and one long-distance company (NTT Communications Corporation).

  The transfers of businesses were accomplished by transferring on July 1, 1999, NTT's relevant business activities to the respective wholly owned subsidiaries, Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation, and NTT Communications Corporation.

  Nippon Telegraph and Telephone East Corporation inherited the intra-prefectural telecommunications services in the Hokkaido, Tohoku, Kanto, Tokyo and Shinetsu regions and related services. Nippon Telegraph and Telephone West Corporation inherited the intra-prefectural telecommunications services in the Tokai, Hokuriku, Kansai, Chugoku, Shikoku and Kyushu regions and related services.

  NTT Communications Corporation inherited all the business activities comprising the domestic inter-prefecture telecommunications and multimedia network services and related services and is allowed to enter the international market.

2. Summary of significant accounting policies:

  NTT and its subsidiaries in Japan maintain their records and prepare their statutory financial statements in accordance with the Japanese Commercial Code by applying accounting principles generally accepted in Japan (Japanese GAAP), and its foreign subsidiaries in conformity with those countries of their domicile. NTT, as a regulated company, also follows the NTT Law, the Telecommunications Business Law (the "Telecom Business Law") and other related accounting regulations for preparing such financial statements.

  The accompanying consolidated financial statements incorporate certain adjustments and reclassifications relating to (1) valuation of debt and equity securities, (2) the accrual of certain expenses, (3) lease transactions,

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

(4) severance lump-sum and pension payments and certain other items to conform with accounting principles generally accepted in the United States of America. These adjustments were not recorded in the statutory books of account.

  Significant accounting policies, after reflecting adjustments for the above, are as follows:

 Basis of consolidation and accounting for investments in affiliated companies--

  The consolidated financial statements include the accounts of NTT and those of its majority-owned subsidiaries. All significant intercompany transactions and accounts are eliminated in consolidation. The fiscal years of certain foreign subsidiaries are December 31 and there have no significant transactions for the period from January 1, 2000 to March 31, 2000.

  Investments in 20 to 50 percent-owned companies, in which the ability to exercise significant influence exists, are stated at cost plus equity in undistributed earnings.

  On occasion, a subsidiary may issue its shares to third parties at amounts per share in excess of or less than NTT's average per share carrying value. With respect to such transactions, the resulting gains or losses arising from a change in interest are recorded in income for the year in which the change in interest transaction occurs.

  The excess of cost over underlying equity at acquisition dates of investments in subsidiaries and affiliated companies, if significant in amount, is amortized over the periods benefited ranging from one to twenty years.

 Discontinuance of regulation accounting principles--

  During the fiscal year ended March 31, 1999, NTT has discontinued the application of the provisions of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" ("SFAS 71") for all of its operations. Under SFAS 71, NTT had accounted for the effects of the rate-making process by establishing certain regulatory assets, including the deferral of certain costs. Pursuant to the requirements of Statement of Financial Accounting Standards No. 101, "Regulated Enterprises-- Accounting for the Discontinuation of Application of FASB Statement No. 71" ("SFAS 101"), NTT recorded an extraordinary non-cash charge of (Yen)462,508 million ($4,363 million), net of income taxes of (Yen)426,931 million ($4,028 million) during the six-month period ended September 30, 1998 and has eliminated (Yen)889,439 million ($8,391 million) of regulatory assets from its balance sheet as of September 30, 1998.

  The major components of the eliminated regulatory assets as of September 30, 1998 are as follows:

                                      Pretax                   After-tax
                             ------------------------- -------------------------
                             Millions of  Millions of  Millions of  Millions of
                                 yen      U.S. dollars     yen      U.S. dollars
   Deferred compensated
    absences...............  (Yen)105,693    $  997    (Yen) 54,960    $  518
   Deferred pension costs..       679,722     6,413         353,456     3,335
   Unamortized purchases of
    the leased assets......       104,024       981          54,092       510
                             ------------    ------    ------------    ------
     Total.................  (Yen)889,439    $8,391    (Yen)462,508    $4,363
                             ============    ======    ============    ======

 Estimates--

  The preparation of NTT's consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Revenue recognition--

  Revenue from telecommunications services mainly represent telephone service revenues. Telephone service revenues are recorded at the time billings are made to customers based on seconds of traffic processed plus basic fees, on a monthly billing cycle basis. Sales of telecommunications equipment are recognized when products are delivered. Other telecommunications services revenues, including telegraph service, leased circuit service and data communication facility services, are recorded when the services are rendered to customers.

 Cash and cash equivalents--

  Cash in excess of daily requirements is invested in temporary cash equivalents mainly consisting of time deposits and marketable bonds of the Government of Japan, commercial paper and certificates of deposit purchased under agreements to resell, all of which are low-risk, short-term financial instruments readily convertible to known amounts of cash and having an original maturity of three months or less. Such instruments are deemed to be cash equivalents for the purpose of the statement of cash flows.

 Foreign currency translation--

  All asset and liability accounts of foreign subsidiaries and affiliates are translated into Japanese yen at appropriate year-end current rates and all income and expense accounts are translated at rates that approximate those rates prevailing at the time of transactions. The resulting translation adjustments are accumulated as a component of accumulated comprehensive income.

 Marketable securities--

  Unrealized gains and losses on equity securities designated as available-for-sale, whose fair values are readily determinable, are reported as a component of accumulated comprehensive income, net of applicable taxes. Debt securities designated as held-to-maturity are carried at amortized cost and are reduced to net realizable value for other than temporary declines in market value. Realized gains and losses which are determined on the average cost method are reflected in income.

 Inventories--

  Inventories consist of telecommunications terminals to be sold, projects in progress and materials and supplies. Telecommunications terminals to be sold are stated at cost, not in excess of market, cost being determined by the "average cost" basis. Projects in progress, which mainly relate to software production based on contracts with customers, are stated at the lower of cost or estimated realizable value, cost being determined as the accumulated production cost for contract items. Materials and supplies are valued at cost, not in excess of market, cost being determined on a first-in first-out basis.

 Property, plant and equipment and depreciation--

  Property, plant and equipment is stated at cost (including contract price, direct labor charges and other related overhead), which is determined in accordance with applicable accounting regulations. The regulations provide that the cost of funds used during construction for telecommunications equipment does not constitute

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

allowable cost for capitalization and that customers' contributions received by NTT in connection with installation of telecommunications service lines are deducted from the cost of service lines. Depreciation is computed principally using a declining-balance method at rates based on estimated useful lives of the assets with the exception of buildings for which the straight-line method is generally used. With minor exceptions, the estimated useful lives of depreciable properties are as follows:

   Telecommunications equipment..................................  5 to 42 years
   Telecommunications service lines.............................. 10 to 27 years
   Buildings and structures......................................  3 to 75 years
   Machinery, vessels and tools..................................  2 to 17 years

  Maintenance and repairs, including minor renewals and betterments, are charged to income as incurred.

 Accounting for the impairment of long-lived assets--

  NTT Group's long-lived assets, including property, plant and equipment, software and other intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the total of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the asset.

 Income taxes--

  The provision for income taxes is computed based on the pretax income included in the consolidated statement of income. The asset and liability approach is used to recognize deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

 Derivative financial instruments--

  NTT and certain subsidiaries enter into several derivative financial instruments as hedges, such as forward exchange contracts, currency swap agreements, interest rate swap agreements and interest rate option contracts, in order to limit their main exposure to loss in relation to underlying debt instruments or underlying assets resulting from adverse fluctuations in foreign currency exchange rates and interest rates. NTT and its subsidiaries do not use derivative financial instruments for trading purposes. Most of these instruments are integrated as part of debt transactions and are entered into at the beginning date of those transactions, and have the same maturity as the underlying debt. These instruments are executed with creditworthy financial institutions.

  As forward exchange contracts and currency swap agreements are utilized for hedging purposes, such resulting gains or losses are effectively offset against foreign exchange gains or losses on the underlying hedged debts through recognition in the same period.

  NTT and certain subsidiaries entered into interest rate swap agreements which are fully integrated with underlying debt obligations or financial assets and designed to convert floating rate debt into fixed rate debt, or vice versa, and interest rate option agreements are also arranged so that exposures to losses resulting from fluctuations in interest rates are managed. As the purpose of entering into the swap transaction is mainly to change the nature of debt, NTT and certain subsidiaries account for the swap agreement like a hedge of the obligation and record interest expense using the revised interest rate.

  Had an underlying hedged transaction been settled or ceased to exist, all changes in fair value of related derivatives which have not been settled would be recognized in foreign exchange gains/losses.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


  Cash flows from financial instruments are classified in the consolidated statement of cash flows under the same categories as the cash flows from the related assets, liabilities or anticipated transactions.

 Net income per share--

  Basic net income per share ("EPS") is computed based on the average number of shares outstanding during the year and is appropriately adjusted for any free distribution of common stock. Diluted EPS assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock. The basic and diluted EPS amounts are the same as those amounts previously reported as Net Income Per Share of Common Stock.

 Distribution of common stock--

  On occasion, NTT may make a free distribution of common stock which is accounted for by a transfer of the applicable par value from additional paid-in capital to the common stock account. Under the Japanese Commercial Code, a stock dividend can be effected by an appropriation of retained earnings to the common stock account by a resolution of the general shareholders' meeting and the free share distribution with respect to the amount as appropriated by a resolution of the Board of Directors' Meeting.

 Comprehensive income--

  NTT adopted Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income" in the six-month period ended September 30, 1998. Comprehensive income is defined in this standard as total change in stockholders' equity excluding capital transactions. NTT's comprehensive income comprises net income plus other comprehensive income representing changes in foreign currency translation adjustments, unrealized gains/losses on securities and minimum pension liability adjustment. NTT has elected to disclose comprehensive income and its components in the statement of shareholders' equity.

 Recent pronouncements--

  In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities", which has been amended by Statement of Financial Accounting Standards No. 137 ("SFAS 137"), "Accounting for Derivative Instruments and Hedging Activities--Deferral for the Effective Date of FASB Statement No. 133", and Statement of Financial Accounting Standards No. 138 ("SFAS 138"), "Accounting for Certain Derivative Instrument and Certain Hedging Activities--An amendment of FASB Statement No. 133." SFAS 133, as amended, is effective for NTT beginning April 1, 2001. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction. The ineffective portion of all hedges will be recognized in earnings. NTT is in the process of determining the impact that the adoption of SFAS 133 will have on its results of operations and financial position.

  In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements". SAB 101 provides guidance on applying generally accepted accounting principles to revenue recognition issues in financial statements. NTT will adopt SAB 101 as required in the second half of the fiscal year ending March 31, 2001 and is evaluating the effect that such adoption may have on its consolidated results of operations and financial position.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

 Reclassifications--

  Certain items for prior years' financial statements have been reclassified to conform to the 2000 presentation.

3. U.S. dollar amounts:

  U.S. dollar amounts are included solely for convenience. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into, U.S. dollars. As the amounts shown in U.S. dollars are for convenience only, the rate of (Yen)106 = US$1, the approximate current rate at March 31, 2000, has been used for the purpose of presentation of the U.S. dollar amounts in the accompanying consolidated financial statements.

4. Related party transactions:

  NTT and its subsidiaries have entered into a number of different types of transactions with affiliated companies, the most significant of which are the sales of telecommunications terminal equipment, the purchases of terminal equipment and materials and the receipt of certain services.

  Transactions with affiliated companies for each of the three years in the period ended March 31, 2000 and the related balances at March 31, 1999 and 2000 were as follows:

                                 1998         1999         2000         2000
                             ------------ ------------ ------------ ------------
                                        Millions of yen             Millions of
                                                                    U.S. dollars
  Sales..................... (Yen)169,347 (Yen)120,243  (Yen)97,552    $  920
                             ============ ============ ============    ======
  Purchases................. (Yen)423,998 (Yen)461,009 (Yen)485,563    $4,581
                             ============ ============ ============    ======
  Receivables...............               (Yen)54,085  (Yen)47,768    $  451
                                          ============ ============    ======
  Payables..................              (Yen)177,274 (Yen)188,635    $1,780
                                          ============ ============    ======

  Dividends from affiliated companies accounted for by the equity method for the years ended March 31, 1998, 1999 and 2000 were (Yen)592 million, (Yen)752 million and (Yen)808 million ($8 million), respectively.

5. Cash and cash equivalents:

  Cash and cash equivalents at March 31, 1999 and 2000 comprised the following:

                                          1999           2000          2000
                                     -------------- -------------- ------------
                                            Millions of yen        Millions of
                                                                   U.S. dollars
  Cash..............................   (Yen)517,379   (Yen)719,167   $ 6,785
  Certificates of deposit,
   commercial paper and marketable
   securities purchased under
   agreements to resell.............        559,068         38,063       359
  Time deposits, certificates of
   deposit and other................        580,225        398,044     3,755
                                     -------------- --------------   -------
                                     (Yen)1,656,672 (Yen)1,155,274   $10,899
                                     ============== ==============   =======

  Certificates of deposit, commercial paper and securities, including marketable bonds of the Government of Japan, are purchased under agreements to resell and are to be sold back to financial institutions at predetermined

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

selling prices and dates. Such certificates of deposit, commercial paper and securities and other deposits are stated at amounts which approximate fair value.

6. Inventories:

  Inventories at March 31, 1999 and 2000 comprised the following:

                                           1999         2000         2000
                                       ------------ ------------ ------------
                                            Millions of yen      Millions of
                                                                 U.S. dollars
   Telecommunications terminals to be
    sold.............................. (Yen)106,368 (Yen) 85,100    $  803
   Projects in progress...............       76,686       81,110       765
   Materials and supplies.............       12,789       23,640       223
                                       ------------ ------------    ------
                                       (Yen)195,843 (Yen)189,850    $1,791
                                       ============ ============    ======

7. Marketable securities and other investments:

  Marketable securities and other investments include available-for-sale securities and held-to-maturity securities. The aggregate fair value, gross unrealized holding gains, gross unrealized holding losses and carrying amounts by major security type at March 31, 1999 and 2000 are as follows:

                                               March 31, 1999
                             --------------------------------------------------
                                             Gross        Gross
                               Carrying    unrealized  unrealized
                               amounts       gains       losses     Fair value
                             ------------ ------------ ----------- ------------
                                              Millions of yen
   Available-for-sale:
     Equity securities...... (Yen)115,366 (Yen) 35,088 (Yen)72,681 (Yen) 77,773
   Held-to-maturity:
     Debt securities........       49,761          872         265       50,368
                             ------------ ------------ ----------- ------------
       Total................ (Yen)165,127 (Yen) 35,960 (Yen)72,946 (Yen)128,141
                             ============ ============ =========== ============
                                               March 31, 2000
                             --------------------------------------------------
                                             Gross        Gross
                               Carrying    unrealized  unrealized
                               amounts       gains       losses     Fair value
                             ------------ ------------ ----------- ------------
                                              Millions of yen
   Available-for-sale:
     Equity securities...... (Yen)138,542 (Yen)181,019 (Yen)63,136 (Yen)256,425
   Held-to-maturity:
     Debt securities........       43,252        1,591         203       44,640
                             ------------ ------------ ----------- ------------
       Total................ (Yen)181,794 (Yen)182,610 (Yen)63,339 (Yen)301,065
                             ============ ============ =========== ============

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

                                                      March 31, 2000
                                           -------------------------------------
                                                      Gross      Gross
                                           Carrying unrealized unrealized  Fair
                                           amounts    gains      losses   value
                                           -------- ---------- ---------- ------
                                                 Millions of U.S. dollars
   Available-for-sale:
     Equity securities....................  $1,307    $1,708      $596    $2,419
   Held-to-maturity:
     Debt securities......................     408        15         2       421
                                            ------    ------      ----    ------
       Total..............................  $1,715    $1,723      $598    $2,840
                                            ======    ======      ====    ======

  During the years ended March 31, 1998, 1999 and 2000, the net unrealized gain or loss on available-for-sale securities included in the separate component of shareholders' equity, net of applicable taxes, decreased by
(Yen)15,413 million, (Yen)2,120 million and increased by (Yen)97,501 million ($920 million), respectively.

Maturities of debt securities classified as held-to-maturity at March 31, 2000 are as follows:

                                                  2000                2000
                                         ----------------------- --------------
                                          Carrying               Carrying Fair
                                           amounts   Fair Value  amounts  value
                                         ----------- ----------- -------- -----
                                             Millions of yen      Millions of
                                                                  U.S. dollars
   Due after 1 year through 5 years..... (Yen)25,966 (Yen)27,530   $245   $260
   Due after 5 years through 10 years...      17,286      17,110    163    161
                                         ----------- -----------   ----   ----
     Total.............................. (Yen)43,252 (Yen)44,640   $408   $421
                                         =========== ===========   ====   ====

  Proceeds from sales of available-for-sale securities for the years ended March 31, 1998, 1999 and 2000 were immaterial.

  In the ordinary course of business, NTT maintains long-term investment securities, included in marketable securities and other investments, issued by a large number of privately held companies. The aggregate carrying amounts of the investments in privately held companies were (Yen)36,220 million and
(Yen)69,977 million ($660 million) at March 31, 1999 and 2000, respectively. The corresponding fair values at those dates were not computed as such estimation was not readily determinable. Other investments excluding the previously described securities are stated at cost or less.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


8. Intangible and other assets:

  Intangible and other assets and the related accumulated amortization at March 31, 1999 and 2000 were as follows:

                                        1999            2000           2000
                                   --------------  --------------  ------------
                                          Millions of yen          Millions of
                                                                   U.S. dollars
   Computer software.............  (Yen)1,811,746  (Yen)2,030,863    $19,159
   Rights to use utility
    facilities and other.........         753,216       1,091,300     10,295
                                   --------------  --------------    -------
                                        2,564,962       3,122,163     29,454
   Accumulated amortization......      (1,074,524)     (1,240,566)   (11,703)
                                   --------------  --------------    -------
                                        1,490,438       1,881,597     17,751
   Minimum pension liability (See
    Note 10).....................           8,154             --         --
   Prepaid pension costs (See
    Note 10).....................          28,521             --         --
                                   --------------  --------------    -------
                                   (Yen)1,527,113  (Yen)1,881,597    $17,751
                                   ==============  ==============    =======

  Computer software is recorded at cost and is amortized on a straight-line basis over an estimated useful life which is generally five years. Rights to use utility facilities are acquired for lump-sum cash payments and mainly consist of cable tunnel and public use joint tunnels. Such rights are recorded at cost and are amortized on a straight-line basis over their estimated useful lives of eighteen years. Other intangibles are also recorded at cost and amortized on a straight-line basis over their estimated useful lives averaging twelve years.

9. Short-term borrowings and long-term debt:

  Short-term borrowings at March 31, 1999 and 2000 comprised the following:

                                            1999         2000         2000
                                        ------------ ------------ ------------
                                             Millions of yen      Millions of
                                                                  U.S. dollars
   Unsecured short-term bank loans
    bearing interest at a weighted
    average rates of 1.07% and 0.46%
    per annum at March 31, 1999 and
    2000, respectively................. (Yen)232,180 (Yen)347,305    $3,277
   Commercial paper of 0.59% and 0.24%
    per annum at March 31, 1999 and
    2000, respectively.................        3,000       63,000       594
                                        ------------ ------------    ------
                                        (Yen)235,180 (Yen)410,305    $3,871
                                        ============ ============    ======

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

Long-term debt at March 31, 1999 and 2000 comprised the following:

                                        1999            2000           2000
                                   --------------  --------------  ------------
                                          Millions of yen          Millions of
                                                                   U.S. dollars
   Debt denominated in Japanese
    yen:
     0.75%--6.8% coupon bonds due
      2000--2010.................  (Yen)1,647,700  (Yen)1,739,300    $16,408
     1.6%--2.5% Euro yen notes
      due 2001--2007.............         164,000         154,000      1,453
     Unsecured indebtedness to
      banks--
       2.5% (weighted average)
        loans due 2000--2022.....       2,790,101       2,595,828     24,489
       0.6% (weighted average)
        floating rate loans due
        2000--2007...............         159,800         116,820      1,102
                                   --------------  --------------    -------
                                        4,761,601       4,605,948     43,452
                                   --------------  --------------    -------
   Debt denominated in foreign
    currencies:
     6.0%--6.75% U.S. dollar
      notes due 2000--2008.......         407,193         305,378      2,881
     4.0%--5.125% Swiss franc
      bonds and notes due 2002--
      2006.......................          69,283          22,097        208
     10.25% Canadian dollar notes
      due 2001...................          32,564          14,904        141
     7.125% Deutsche mark bonds
      due 2000...................          26,752             --         --
     7.375%--10.875% Sterling
      pound bonds due 2001--
      2003.......................          69,419          60,592        572
     3.75% Euro notes due 2006...             --           77,730        733
     Unsecured indebtedness to
      banks--
       10.67% Thai baht loan due
        2000.....................           2,209             --         --
       5.6% (weighted average)
        U.S. dollar floating rate
        loans due 2006...........          39,599          23,516        222
                                   --------------  --------------    -------
                                          647,019         504,217      4,757
                                   --------------  --------------    -------
     Total long-term debt
      principal..................       5,408,620       5,110,165     48,209
     Less--Deferred bond
      discounts..................          (1,716)         (2,429)       (23)
                                   --------------  --------------    -------
                                        5,406,904       5,107,736     48,186
     Less--Current maturities....        (848,546)       (868,648)    (8,195)
                                   --------------  --------------    -------
     Total long-term debt........  (Yen)4,558,358  (Yen)4,239,088    $39,991
                                   ==============  ==============    =======

  Interest rates and due dates are stated at March 31, 2000.

  At March 31, 2000, buildings and land of certain consolidated subsidiaries, with a book value of (Yen)14,626 million ($138 million), were mortgaged as collateral for certain loans.

  All the holders of the bonds and notes issued by NTT referred to in the above table generally have a preferential right under the NTT Law to be paid prior to other unsecured indebtedness subject to certain general preferential rights provided for in the Japanese Civil Code, such as preferential rights of employees to wages.

  The bond and note agreements relating to NTT's long-term debt at March 31, 2000 stipulate, among other things, that certain of the bonds and notes are redeemable at the option of NTT generally at the principal amount.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

Additionally, such agreements generally provide that the bonds and notes may be purchased by NTT at the current value.

  In February and November 1996, debts totaling (Yen)50,000 million and
(Yen)50,000 million, respectively, were deleted from the balance sheet through placing cash in a bank. The principal and interest of the funds deposited in a trust fund with the bank will be sufficient to fund the scheduled principal and interest payments of these debt issues. The balance of these outstanding debts at March 31, 2000 was (Yen)100,000 million ($943 million).

  Under Statement of Financial Accounting Standards No. 125 ("SFAS 125"), "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," NTT recognized debts of (Yen)50,000 million ($472 million), which are not considered extinguished, in the balance sheet with the related funds. These funds, which are included in "Intangible and other assets" in the accompanying consolidated financial statements, were subject to withdrawal restrictions.

  The aggregate amounts of annual maturities of long-term debt during each of the five years ending March 31, 2005 and thereafter are as follows:

   Year ending March 31                                   2000          2000
   --------------------                              -------------- ------------
                                                      Millions of   Millions of
                                                          yen       U.S. dollars
   2001............................................. (Yen)  868,648   $ 8,195
   2002.............................................        846,161     7,982
   2003.............................................        704,363     6,645
   2004.............................................        616,187     5,813
   2005.............................................        454,072     4,284
   Thereafter.......................................      1,618,305    15,267
                                                     --------------   -------
                                                     (Yen)5,107,736   $48,186
                                                     ==============   =======

10. Employees' severance payments:

  Employees whose services with NTT and its subsidiaries are terminated are normally entitled to lump-sum severance payments or pension payments as described below, determined by reference to the current basic rate of pay, length of service and conditions under which the termination occurs. Under normal circumstances, the minimum payment is an amount based on voluntary retirement. Employees receive additional benefits on involuntary retirement.

  In the fiscal year ended March 31, 1993, NTT and certain subsidiaries established a non-contributory funded pension plan with insurance companies and trust companies. The benefits under the plan cover 28 percent of the indemnities under existing regulations to employees who are more than 50 years old and will be retiring after twenty or more years of service. Retirement benefits are payable, at the option of the employee, in monthly installments or in a lump-sum. In 2000, NTT would revise the severance indemnity plan, which will result in the reduction of the projected benefit obligation. The effect of such a reduction in the projected benefit obligation has been reflected as an offset of unrecognized prior service cost.

                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                              AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


  The following table presents reconciliation of the changes in the plan's benefit obligations and fair value of assets of the NTT Severance Payment Plan at March 31, 1999 and 2000:

                                       1999             2000            2000
                                  ---------------  ---------------  ------------
                                          Millions of yen           Millions of
                                                                    U.S. dollars
Change in benefit obligations:
  Benefit obligation, beginning
   of year......................  (Yen) 4,011,150  (Yen) 4,055,997    $ 38,264
  Service cost..................          156,047          138,450       1,306
  Interest cost.................          140,217          124,910       1,178
  Benefit payments..............         (217,259)        (163,447)     (1,542)
  Settlements...................          (34,158)         (75,115)       (708)
  Plan amendment................              --          (320,303)     (3,022)
                                  ---------------  ---------------    --------
  Benefit obligation, end of
   year.........................        4,055,997        3,760,492      35,476
                                  ---------------  ---------------    --------
Change in fair value of plan as-
 sets:
  Fair value of plan assets, be-
   ginning of year..............          488,901          546,738       5,158
  Actual return on plan assets..          (14,929)          49,679         469
  Employer contributions........           88,987           88,475         835
  Benefits payments.............          (16,221)         (19,685)       (186)
                                  ---------------  ---------------    --------
  Fair value of plan assets, end
   of year......................          546,738          665,207       6,276
                                  ---------------  ---------------    --------
At March 31:
  Funded status.................       (3,509,259)      (3,095,285)    (29,200)
  Unrecognized net loss.........          141,822           35,102         331
  Unrecognized transition obli-
   gation.......................          350,344          280,991       2,651
  Unrecognized prior service
   cost (*1)....................           83,668         (246,293)     (2,324)
                                  ---------------  ---------------    --------
  Net amount recognized.........  (Yen)(2,933,425) (Yen)(3,025,485)   $(28,542)
                                  ===============  ===============    ========

--------
(*1) Unrecognized prior year service cost has been amortized on the straight-line method over the average remaining service period of employees expected to receive benefits under the plan.

The following table provides the amounts recognized in NTT's consolidated balance sheets:

                                      1999             2000            2000
                                 ---------------  ---------------  ------------
                                         Millions of yen           Millions of
                                                                   U.S. dollars
At March 31:
  Liability for employees' sev-
   erance payments.............. (Yen)(2,977,403) (Yen)(3,065,250)   $(28,918)
  Intangible and other assets...           8,154              --          --
  Accumulated other comprehen-
   sive loss....................          35,824           39,765         376
                                 ---------------  ---------------    --------
  Net amount recognized......... (Yen)(2,933,425) (Yen)(3,025,485)   $(28,542)
                                 ===============  ===============    ========

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


  The charges to income for employees' severance indemnities for each of the three years in the period ended March 31, 2000 included the following components:

                                1998          1999          2000          2000
                            ------------  ------------  ------------  ------------
                                       Millions of yen                Millions of
                                                                      U.S. dollars
   Service cost............ (Yen)157,153  (Yen)156,047  (Yen)138,450     $1,306
   Interest cost on
    projected benefit
    obligation.............      164,229       140,217       124,910      1,178
   Expected return on plan
    assets.................      (15,233)      (20,030)      (22,159)      (209)
   Net amortization and
    deferral...............       81,236        81,466        83,096        784
                            ------------  ------------  ------------     ------
   Net periodic severance
    payments under
    SFAS 87................      387,385       357,700       324,297      3,059
   Deduct: Amounts
    attributable to
    regulatory accounting
    practices under SFAS
    71.....................     (107,501)      (52,197)          --         --
                            ------------  ------------  ------------     ------
   Total cost for
    employees' severance
    indemnities as recorded
    in the consolidated
    statement of income.... (Yen)279,884  (Yen)305,503  (Yen)324,297     $3,059
                            ============  ============  ============     ======
   Assumptions in
    determination of net
    pension cost:
     Discount rate.........          3.5%          3.5%          3.0%
     Long-term rate of
      salary increases.....          3.5%          3.5%          3.0%
     Long-term rate of
      return on funded
      assets...............          4.0%          4.0%          3.0%

  As part of the Japanese social insurance scheme restructuring, the Japanese Welfare Pension Insurance Law was amended effective April 1, 1997 to convert the NTT Mutual Aid Plan, which was administered by the Public Corporation Employee Mutual Aid Association Law, into a government-sponsored welfare pension plan under the Japanese Welfare Pension Insurance Law. At the same time, NTT established welfare pension plans or NTT Kosei Nenkin Kikin, a defined benefit pension plan to which both NTT and the employees make contributions and which is regulated by the Japanese Welfare Pension Insurance Law. The NTT Severance Payment Plan was not affected.

  Effective April 1, 1997, a portion of the Japanese government's obligation under the NTT Mutual Aid Plan and related assets of the NTT Mutual Aid Plan were assigned to NTT's welfare pension plans by the Japanese government. The NTT Mutual Aid Plan was considered a multi-employer plan as defined by Statement of Financial Accounting Standards No. 87 ("SFAS 87") "Employers' Accounting Pensions" and accordingly, expense was recognized as contributions were owed to such plan. Because the Japanese government accounted for the assets and liabilities under such plan under a method other than that required by SFAS 87, NTT had an actuary value the plan's assets and liabilities pursuant to the provisions of SFAS 87. Pursuant to the provisions of SFAS 87, the fair value of the assets assigned to NTT's welfare pension plans was
(Yen)629 billion and the actuarial present value of benefit obligations (vested benefit, accumulated benefit and projected benefit obligations) as of April 1, 1997 were (Yen)279 billion, (Yen)281 billion and (Yen)495 billion, respectively. Substantially all of the difference between the assets and the actuarial present value of the projected benefit obligations was reflected as a reduction of regulatory assets.

  In March 2000, there were revisions of the Japanese Welfare Pension Insurance Law, which reduced the projected benefit obligation of the contributory defined benefit pension plans for NTT and certain subsidiaries in Japan.

                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                              AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

  The following table presents a reconciliation of the changes in NTT's welfare pension plans' benefit obligations and fair value of assets of NTT's welfare pension plans at March 31, 1999 and 2000:

                                           1999          2000          2000
                                       ------------  ------------  ------------
                                            Millions of yen        Millions of
                                                                   U.S. dollars
   Change in benefit obligations:
     Benefit obligation, beginning of
      year...........................  (Yen)733,124  (Yen)874,465    $ 8,250
     Service cost....................       132,573       132,471      1,250
     Interest cost...................        25,651        30,591        289
     Benefit payments................          (468)         (978)        (9)
     Settlements.....................       (16,415)       84,322        794
     Plan amendment..................           --        (16,194)      (153)
                                       ------------  ------------    -------
     Benefit obligation, end of
      year...........................       874,465     1,104,677     10,421
                                       ------------  ------------    -------
   Change in fair value of plan as-
    sets:
     Fair value of plan assets,
      beginning of year..............       764,153       839,436      7,919
     Actual return on plan assets....         1,733        77,072        727
     Employer contributions..........        74,018        42,866        404
     Employee contributions..........           --         32,865        310
     Benefits payments...............          (468)         (978)        (9)
                                       ------------  ------------    -------
     Fair value of plan assets, end
      of year........................       839,436       991,261      9,351
                                       ------------  ------------    -------
   At March 31:
     Funded status...................       (35,029)     (113,416)    (1,070)
     Unrecognized net gain...........        63,550       105,864        999
     Unrecognized prior service cost
      (*1)...........................           --        (16,194)      (153)
                                       ------------  ------------    -------
     Net amount recognized...........  (Yen) 28,521  (Yen)(23,746)   $  (224)
                                       ============  ============    =======

--------
(*1) Unrecognized prior year service cost has been amortized on the straight-line method over the average remaining service period of employees expected to receive benefits under the plan.

  The following table provides the amounts recognized in NTT's consolidated balance sheets:

                                              At March 31,
                                        ------------------------
                                           1999         2000          2000
                                        ----------- ------------  ------------
                                            Millions of yen       Millions of
                                                                  U.S. dollars
   Liability for employee's severance
    payments...........................         --  (Yen)(23,746)    $(224)
   Intangible and other assets......... (Yen)28,521          --        --
                                        ----------- ------------     -----
   Net amount recognized............... (Yen)28,521 (Yen)(23,746)    $(224)
                                        =========== ============     =====

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

  The charges to income for employees' severance indemnities for each of the two years in the period ended March 31, 2000 included the following components:

                                 1998          1999          2000          2000
                             ------------  ------------  ------------  ------------
                                        Millions of yen                Millions of
                                                                       U.S. dollars
   Service cost............  (Yen)132,444  (Yen)132,573  (Yen)132,471     $1,250
   Interest cost on
    projected benefit
    obligation.............        19,788        25,651        30,591        289
   Expected return on plan
    assets.................       (26,594)      (32,037)      (35,064)      (331)
   Employee contributions..       (31,362)      (32,071)      (32,865)      (310)
                             ------------  ------------  ------------     ------
   Net periodic severance
    payments under SFAS
    87.....................        94,276        94,116        95,133        898
   Gain on transferred plan
    assets in excess of
    projected benefit
    obligation as of April
    1, 1997................      (133,951)          --            --         --
   Deduct: Amounts
    attributable to
    regulatory accounting
    practices under SFAS
    71.....................        77,860       (24,187)          --         --
                             ------------  ------------  ------------     ------
   Total cost for
    employees' severance
    indemnities as recorded
    in the consolidated
    statement of income....   (Yen)38,185   (Yen)69,929   (Yen)95,133     $  898
                             ============  ============  ============     ======
   Assumptions in
    determination of net
    pension cost:
     Discount rate.........           3.5%          3.5%          3.0%
     Long-term rate of
      salary increases.....           3.5%          3.5%          3.0%
     Long-term rate of
      return on funded
      assets...............           4.0%          4.0%          3.0%

11. Income taxes:

  NTT is subject to a number of different taxes, based on income with an aggregate normal statutory tax rate in Japan of approximately 51 percent in 1998, approximately 48 percent in 1999 and approximately 41 percent in 2000. Due to a change in Japanese income tax regulations, effective April 1, 1998 and April 1, 1999, the statutory rates were reduced to approximately 48 percent and 41 percent, respectively, and such rates were used to calculate the future expected tax effects of temporary differences. Reconciliation of the difference of the effective tax rates of NTT and the normal statutory tax rates are as follows:

                                                            Percent of income
                                                              before income
                                                                  taxes
                                                            -------------------
                                                            1998   1999   2000
                                                            -----  -----  -----
   Normal statutory tax rate............................... 51.00% 48.00% 41.00%
   Changes in income tax rate..............................  6.49   4.59    --
   Provision (reversal) of valuation allowance.............  4.66  (1.45)   --
   Other...................................................  1.66   0.04   0.34
                                                            -----  -----  -----
   Effective tax rate...................................... 63.81% 51.18% 41.34%
                                                            =====  =====  =====

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

  Significant components of the deferred tax assets and liabilities at March 31, 1999 and 2000 are as follows:

                                            1999         2000          2000
                                        ------------ ------------  ------------
                                             Millions of yen       Millions of
                                                                   U.S. dollars
   Deferred tax assets:
     Liability for employees'
      severance payments..............  (Yen)786,851 (Yen)897,165     $8,464
     Advance received.................         8,069        6,141         58
     Accrued enterprise tax...........        42,957       30,148        284
     Depreciation.....................        80,832      131,842      1,244
     Compensated absences.............        95,557      100,061        944
     Unamortized purchases of the
      leased assets...................        37,976       39,426        372
     Other............................        65,522      140,390      1,324
                                        ------------ ------------     ------
     Total gross deferred tax assets..     1,117,764    1,345,173     12,690
     Less valuation allowance.........           --        (2,287)       (21)
                                        ------------ ------------     ------
     Total deferred tax assets........     1,117,764    1,342,886     12,669
                                        ------------ ------------     ------
   Deferred tax liabilities:
     Valuation for securities.........        13,098       76,581        723
     Special reserve for tax
      purposes........................        30,903       31,069        293
     Gains on sales of subsidiary
      stocks..........................       358,099      358,099      3,378
     Other............................        61,217      123,783      1,168
                                        ------------ ------------     ------
     Total gross deferred tax
      liabilities.....................       463,317      589,532      5,562
                                        ------------ ------------     ------
     Net deferred tax assets..........  (Yen)654,447 (Yen)753,354     $7,107
                                        ============ ============     ======

  NTT DoCoMo Inc., and its eight regional subsidiaries (together, "NTT DoCoMo Group", a trademark which stands for "Do Communications over the Mobile Network") and NTT were major shareholders of NTT Personal Group, which operated NTT's PHS business. In May 1998, NTT decided to transfer its PHS business to NTT DoCoMo Group by the end of fiscal year 1999 and to liquidate NTT Personal Group following the transfer. Through the liquidation, NTT and NTT DoCoMo Group provided financial assistance to NTT Personal Group in the form of intercompany loans. Although losses relating to the financial assistance had already been recognized on a consolidated basis, they were not tax deductible until the liquidation was completed. Therefore, NTT recognized deferred tax assets related to these losses in the fiscal year ended March 31, 1998. The liquidation of NTT Personal Group was completed in March 1999. Because the tax losses of NTT Personal Group have been realized in the fiscal year ended March 31, 1999, the valuation allowance at March 31, 1998, which mainly related to deferred tax assets on the losses related to financial assistance to subsidiary companies which are not expected to be tax deductible, was reversed. The valuation allowance at March 31, 2000 mainly relates to deferred tax assets of consolidated subsidiaries with operating loss carryforwords for tax purposes that are not expected to be realized. The net changes in the total valuation allowance for the fiscal years ended
March 31, 1999 and 2000 were a decrease of (Yen)30,573 million and an increase of (Yen)2,287 million ($21 million), respectively.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


  Net deferred tax assets at March 31, 1999 and 2000 are included in the consolidated balance sheet as follows:

                                          1999          2000          2000
                                      ------------  ------------  ------------
                                           Millions of yen        Millions of
                                                                  U.S. dollars
Prepaid expenses and other current
 assets.............................. (Yen)166,355  (Yen)172,624     $1,629
Deferred income taxes (investments
 and other assets)...................      502,393       951,296      8,974
Other current liabilities............       (7,684)      (15,795)      (149)
Other long-term liabilities..........       (6,617)     (354,771)    (3,347)
                                      ------------  ------------     ------
                                      (Yen)654,447  (Yen)753,354     $7,107
                                      ============  ============     ======

  Operating loss carryforwards for tax purposes of consolidated subsidiaries at March 31, 2000 amounted to approximately (Yen)5,486 million ($52 million) and are available as an offset against future taxable income of such subsidiaries. These carryforwards expire at various dates up to five years. Realization is dependent on such subsidiaries generating sufficient taxable income prior to expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets, less valuation allowance, will be realized. The amount of such net deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

12. Consumption tax:

  The consumption tax rate, with minor exceptions, for all taxable goods and services is 5 percent. A tax credit for consumption taxes incurred (which are included in the cost of purchased goods and services) is available against consumption taxes attributable to revenue in the same taxable period.

13. Shareholders' equity:

  Pursuant to the NTT Law as approved by the Japanese Diet, NTT was incorporated on April 1, 1985, upon which all the assets and liabilities of the Public Corporation were transferred to NTT. As provided for in the supplementary provisions of the NTT Law, all the new shares held by the Public Corporation were transferred to the Japanese Government upon the dissolution of the Public Corporation on April 1, 1985. The NTT Law specifies, however, that such government ownership may eventually be reduced to one-third. Since incorporation, the Government of Japan has sold 7,400 thousand shares of NTT's common stock to the public. As a normal part of its business operations, NTT provides various telecommunications and other services to the Government of Japan.

  According to the NTT Law, NTT must obtain authorization from the Minister of Posts and Telecommunications for certain financial matters including (1) any new issue of shares, convertible debentures or debentures with preemptive rights to acquire new shares; (2) any resolution for (i) a change in the Articles of Incorporation, (ii) an appropriation of profits or (iii) any merger or dissolution; and (3) any disposition of major telecommunications trunk lines and equipment or providing mortgages on such properties.

  The Japanese Commercial Code provides that (i) all appropriations of retained earnings, including dividends, require approval at an ordinary general meeting of shareholders, (ii) interim cash dividends can be distributed upon the approval of the board of directors, if the Articles of Incorporation provide for such interim cash dividends, subject to some restrictions in the amount, and (iii) an amount equal to at least 10 percent of

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

cash dividends and other appropriations paid in cash be appropriated from retained earnings to a legal reserve until the reserve equals 25 percent of stated capital computed in accordance with generally accepted accounting principles in Japan.

  On November 24, 1995, based upon the resolution of the Board of Directors' Meeting held on April 28, 1995, NTT capitalized the aggregate amount of
(Yen)15,600 million ($147 million) of its additional paid-in capital to the common stock account and made a free share distribution of 312,000 shares to shareholders of record at September 30, 1995 representing 2 percent of outstanding shares. Under generally accepted accounting principles in Japan, no accounting entry is required for such a free share distribution. Had the distribution been accounted for in the manner adopted by companies in the United States of America, (Yen)234,624 million ($2,213 million) would have been transferred from retained earnings to the applicable capital accounts.

  The amount of unrestricted consolidated retained earnings pursuant to accounting principles generally accepted in Japan was (Yen)2,824,550 million ($26,647 million) at March 31, 2000.

  In accordance with customary practice in Japan, the appropriations are not accrued in the financial statements for the period to which they relate but are recorded in the subsequent accounting period after shareholders' approval has been obtained. Retained earnings at March 31, 2000 includes amounts representing final cash dividends of (Yen)39,586 million ($373 million),
(Yen)2,500 ($24) per share, and the related transfer to the legal reserve of
(Yen)3,964 million ($37 million), which were approved at the shareholders' meeting held on June 29, 2000.

  On June 29, 1999, the shareholders of NTT approved a stock repurchase plan. Under the plan, NTT was authorized to repurchase up to (Yen)120,000 million ($1,132 million) for a one year period. In accordance with the plan, NTT repurchased and retired 77,410 shares of its common stock for a total purchase price (Yen)119,999 million ($1,132 million) during the year ended March 31, 2000. Repurchases of common stock are accounted for in accordance with Japanese Commercial Code and customary practices in Japan as a reduction to retained earnings for the cost of the repurchase.

                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                              AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


 Accumulated other comprehensive income (loss)--

  An analysis of the changes for the years ended March 31, 1998, 1999 and 2000 in accumulated other comprehensive income (loss) is shown below:

                                 1998          1999          2000          2000
                             ------------  ------------  ------------  ------------
                                        Millions of yen                Millions of
                                                                       U.S. dollars
   Unrealized gain on secu-
    rities:
     At beginning of year..  (Yen) (4,648) (Yen)(20,061) (Yen)(22,181)    $(210)
     Change during the
      year.................       (15,413)       (2,120)       97,502       920
                             ------------  ------------  ------------     -----
       At end of year......  (Yen)(20,061) (Yen)(22,181) (Yen) 75,321     $ 710
                             ============  ============  ============     =====
   Foreign currency trans-
    lation adjustments:
     At beginning of year..  (Yen)    --   (Yen)  4,030  (Yen)   (261)    $  (2)
     Change during the
      year.................         4,030        (4,291)      (11,663)     (110)
                             ------------  ------------  ------------     -----
       At end of year......  (Yen)  4,030  (Yen)   (261) (Yen)(11,924)    $(112)
                             ============  ============  ============     =====
   Minimum pension liabil-
    ity adjustments:
     At beginning of year..  (Yen)    --   (Yen)    --   (Yen)(21,136)    $(199)
     Change during the
      year.................           --        (21,136)       (1,999)      (19)
                             ------------  ------------  ------------     -----
       At end of year......  (Yen)    --   (Yen)(21,136) (Yen)(23,135)    $(218)
                             ============  ============  ============     =====
   Total accumulated other
    comprehensive income
    (loss):
     At beginning of year..  (Yen) (4,648) (Yen)(16,031) (Yen)(43,578)    $(411)
     Change during the
      year.................       (11,383)      (27,547)       83,840       791
                             ------------  ------------  ------------     -----
       At end of year......  (Yen)(16,031) (Yen)(43,578) (Yen) 40,262      $380
                             ============  ============  ============     =====

  Tax effects allocated to each component of other comprehensive income (loss) for the years ended March 31, 1998, 1999 and 2000 is shown below:

                                        Pre-tax                    Net-of-tax
                                         amount     Tax expense      amount
                                      ------------  ------------  ------------
                                                 Millions of yen
   For the year ended March 31,
    1998:
     Unrealized gain on securities..  (Yen)(29,090) (Yen) 13,677  (Yen)(15,413)
     Foreign currency translation
      adjustments...................         7,750        (3,720)        4,030
                                      ------------  ------------  ------------
       Other comprehensive income
        (loss)......................  (Yen)(21,340) (Yen)  9,957  (Yen)(11,383)
                                      ============  ============  ============
   For the year ended March 31,
    1999:
     Unrealized gain on securities..  (Yen) (5,210) (Yen)  3,090  (Yen) (2,120)
     Foreign currency translation
      adjustments...................        (8,192)        3,901        (4,291)
     Minimum pension liability
      adjustment....................       (35,824)       14,688       (21,136)
                                      ------------  ------------  ------------
       Other comprehensive income
        (loss)......................  (Yen)(49,226) (Yen) 21,679  (Yen)(27,547)
                                      ============  ============  ============
   For the year ended March 31,
    2000:
     Unrealized gain on securities..  (Yen)155,476  (Yen)(57,974) (Yen) 97,502
     Foreign currency translation
      adjustments...................       (12,511)          848       (11,663)
     Minimum pension liability
      adjustment....................        (3,941)        1,942        (1,999)
                                      ------------  ------------  ------------
       Other comprehensive income
        (loss)......................  (Yen)139,024  (Yen)(55,184) (Yen) 83,840
                                      ============  ============  ============

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


                                                       Pre-                Net-
                                                       tax                of-tax
                                                      amount  Tax expense amount
                                                      ------  ----------- ------
                                                      Millions of U.S. dollars
   For the year ended March 31, 2000:
     Unrealized gain on securities................... $1,467     $(547)    $920
     Foreign currency translation adjustments........   (118)        8     (110)
     Minimum pension liability adjustment............    (37)       18      (19)
                                                      ------     -----     ----
       Other comprehensive income (loss)............. $1,312     $(521)    $791
                                                      ======     =====     ====

14. Business segment and geographic area:

  The operation segments reported below are the segments of NTT for which separate financial information is available and for which operating profit/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

  NTT Group's results are segmented according to its four primary lines of business: wireline services, wireless services, data communication services and other services. NTT Group's wireline services segment, which was provided by NTT through June 30, 1999 and which is now provided by NTT East, NTT West and NTT Communications, includes telephone services (excluding cellular services and PHS services), telegraph services, leased circuit services, ISDN services and other related services. NTT Group's wireless services segment, provided by NTT DoCoMo, includes cellular services, PHS services and other related services. NTT Group's data communication services segment, provided by NTT DATA, includes data communication facility services, system integration services and other related services. The other services segment includes fundamental research activities, the management of telecommunications facilities, the sale and maintenance of telecommunications equipment, the loan of real estate, the sale of telephone cards and certain other services, primarily within the NTT Group itself.

                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                              AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


  Business segments--

 Sales and operating revenue:

                                 1998            1999            2000            2000
                            --------------  --------------  ---------------  ------------
                                           Millions of yen                   Millions of
                                                                             U.S. dollars
   Sales and operating
    revenue:
     Wireline services--
       Customers........... (Yen)6,046,334  (Yen)5,752,301  (Yen) 5,715,235    $ 53,917
       Intersegment........        276,010         384,703          494,120       4,662
                            --------------  --------------  ---------------    --------
       Total...............      6,322,344       6,137,004        6,209,355      58,579
     Wireless services--
       Customer............      2,682,658       3,206,829        3,722,470      35,118
       Intersegment........        257,384         149,317          204,943       1,933
                            --------------  --------------  ---------------    --------
       Total...............      2,940,042       3,356,146        3,927,413      37,051
     Data communication
      services--
       Customers...........        609,118         633,909          641,761       6,054
       Intersegment........         60,111          71,556           74,669         705
                            --------------  --------------  ---------------    --------
       Total...............        669,229         705,465          716,430       6,759
     Other--
       Customers...........        111,903         136,634          303,873       2,867
       Intersegment........        960,654       1,338,100        1,876,050      17,698
                            --------------  --------------  ---------------    --------
       Total...............      1,072,557       1,474,734        2,179,923      20,565
     Elimination...........     (1,554,159)     (1,943,676)      (2,649,782)    (24,998)
                            --------------  --------------  ---------------    --------
     Consolidated total.... (Yen)9,450,013  (Yen)9,729,673  (Yen)10,383,339    $ 97,956
                            ==============  ==============  ===============    ========

                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                              AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)



 Segment profit or loss:

                                1998           1999           2000          2000
                            ------------  --------------  ------------  ------------
                                        Millions of yen                 Millions of
                                                                        U.S. dollars
   Operating income:
     Wireline services..... (Yen)467,228  (Yen)   83,283  (Yen) 69,698     $  658
     Wireless services.....      327,154         467,521       522,692      4,931
     Data communication
      services.............       43,217          29,626        38,913        367
     Other.................        2,584          52,535       115,305      1,088
                            ------------  --------------  ------------     ------
     Total.................      840,183         632,965       746,608      7,044
     Elimination...........       31,862          78,470        77,182        728
                            ------------  --------------  ------------     ------
   Consolidated operating
    income.................      872,045         711,435       823,790      7,772
   Other income............       66,511       1,716,115       135,441      1,278
   Other expenses..........      283,024         313,589       270,259      2,550
                            ------------  --------------  ------------     ------
   Consolidated income
    before income taxes.... (Yen)655,532  (Yen)2,113,961  (Yen)688,972     $6,500
                            ============  ==============  ============     ======
   Equity in earnings
    (losses) in other
    income:
     Wireline services..... (Yen)  6,076  (Yen)    3,427  (Yen) (2,700)    $  (26)
     Wireless services.....        2,057           7,834         8,988         85
     Data communication
      services.............        1,353           1,156         1,970         19
     Other.................           (7)         (3,374)        1,832         17
                            ------------  --------------  ------------     ------
   Consolidated total...... (Yen)  9,479  (Yen)    9,043  (Yen) 10,090     $   95
                            ============  ==============  ============     ======

 Assets:

                                 1998             1999             2000            2000
                            ---------------  ---------------  ---------------  ------------
                                            Millions of yen                    Millions of
                                                                               U.S. dollars
   Total Assets:
     Wireline services..... (Yen)12,774,420  (Yen)12,489,103  (Yen)12,260,998    $115,670
     Wireless services.....       2,845,854        4,124,605        4,386,572      41,383
     Data communication
      services.............         964,329        1,038,138        1,082,623      10,213
     Other.................       1,512,152        2,290,675        3,792,372      35,777
                            ---------------  ---------------  ---------------    --------
     Total.................      18,096,755       19,942,521       21,522,565     203,043
     Elimination...........        (744,224)      (1,369,273)      (2,421,276)    (22,842)
                            ---------------  ---------------  ---------------    --------
   Consolidated total...... (Yen)17,352,531  (Yen)18,573,248  (Yen)19,101,289    $180,201
                            ===============  ===============  ===============    ========

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


  Other significant items:

                                  1998           1999           2000          2000
                             -------------- -------------- -------------- ------------
                                           Millions of yen                Millions of
                                                                          U.S. dollars
   Depreciation and
    amortization:
     Wireline services.....  (Yen)1,593,176 (Yen)1,620,457 (Yen)1,393,550   $13,147
     Wireless services.....         422,419        492,402        591,431     5,580
     Data communication
      services.............         148,398        147,553        143,543     1,354
     Other.................         117,850        179,545        289,807     2,733
                             -------------- -------------- --------------   -------
   Consolidated total......  (Yen)2,281,843 (Yen)2,439,957 (Yen)2,418,331   $22,814
                             ============== ============== ==============   =======
   Capital expenditures for
    segment assets:
     Wireline services.....  (Yen)1,886,969 (Yen)1,727,901 (Yen)1,427,203   $13,464
     Wireless services.....         791,845        870,417        876,057     8,265
     Data communication
      services.............         161,705        236,098        211,189     1,992
     Other.................         121,807        253,443        214,346     2,022
                             -------------- -------------- --------------   -------
   Consolidated total......  (Yen)2,962,326 (Yen)3,087,859 (Yen)2,728,795   $25,743
                             ============== ============== ==============   =======

  The capital expenditures in the above table represent the additions to fixed assets of each segment.

  Transfers between reportable businesses are made at arms-length prices. Operating income is sales and operating revenue less costs and operating expenses.

  There has been no sales and operating revenue from transactions with a single external customer amounting to 10 percent or more of NTT's revenues for the years ended March 31, 1998, 1999 and 2000.

15. Leases:

  NTT and its subsidiaries lease certain office space, employees' residential facilities and other assets. Leases qualifying as capital leases at March 31, 1999 and 2000 were as follows:

   Class of property                        1999          2000          2000
   -----------------                    ------------  ------------  ------------
                                             Millions of yen        Millions of
                                                                    U.S. dollars
   Buildings........................... (Yen)381,663  (Yen)363,644    $ 3,430
   Machinery, vessels and tools........      287,824       273,128      2,577
   Accumulated depreciation............     (308,581)     (301,876)    (2,848)
                                        ------------  ------------    -------
                                        (Yen)360,906  (Yen)334,896    $ 3,159
                                        ============  ============    =======

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


  Future minimum lease payments by year under capital leases together with the present value of the net minimum lease payments at March 31, 2000 are as follows:

                                                                        Millions
                                                          Millions of   of U.S.
   Year ending March 31                                       yen       dollars
   --------------------                                   ------------  --------
   2001..................................................  (Yen)38,674   $  365
   2002..................................................       37,716      356
   2003..................................................       31,688      299
   2004..................................................       29,219      275
   2005..................................................       28,509      269
   Later years...........................................    1,046,498    9,873
                                                          ------------   ------
   Total minimum lease payments..........................    1,212,304   11,437
   Less--Amount representing interest....................     (841,902)  (7,943)
                                                          ------------   ------
   Present value of net minimum lease payments...........      370,402    3,494
   Less--Current obligation..............................      (10,616)    (100)
                                                          ------------   ------
   Long-term capital lease obligations................... (Yen)359,786   $3,394
                                                          ============   ======

  Rental expenses under operating leases for land, buildings and equipment under cancellable leases, which are generally renewed upon expiration, for the years ended March 31, 1998, 1999 and 2000 were (Yen)153,055 million,
(Yen)146,443 million and (Yen)153,376 million ($1,447 million), respectively.

  Certain consolidated subsidiaries undertake direct financing lease operations. Direct financing leases consist of full-payout leases relating to various equipment, including office equipment, medical equipment, transport equipment and other equipment. The excess of aggregate leases rentals plus the estimated residual value over the cost of the leased equipment constitutes the unearned lease income to be taken into income over the lease term. The estimated residual values represent estimated proceeds from the disposition of equipment at the time the lease is terminated. Amortization of unearned lease income is computed using the interest method.

  Finance lease receivables at March 31, 1999 and 2000 were as follows:

                                           1999          2000          2000
                                       ------------  ------------  ------------
                                            Millions of yen        Millions of
                                                                   U.S. dollars
   Investment in financing leases:
     Total minimum lease payments re-
      ceivable.......................  (Yen)394,687  (Yen)419,637     $3,959
     Unearned income.................       (44,301)      (49,845)      (470)
     Estimated residual values.......           507           585          5
                                       ------------  ------------     ------
                                            350,893       370,377      3,494
   Less--Allowance for doubtful ac-
    counts...........................        (3,416)       (3,980)       (38)
                                       ------------  ------------     ------
                                            347,477       366,397      3,456
   Less--Current portion.............      (136,270)     (109,762)    (1,035)
                                       ------------  ------------     ------
                                       (Yen)211,207  (Yen)256,635     $2,421
                                       ============  ============     ======

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


  At March 31, 2000, the contractual maturities of minimum lease payments of the investment in financing leases are as follows:

                                                                        Millions
                                                           Millions of  of U.S.
   Year ending March 31                                        yen      dollars
   --------------------                                    ------------ --------
   2001................................................... (Yen)136,815  $1,291
   2002...................................................      107,021   1,010
   2003...................................................       78,862     744
   2004...................................................       52,470     495
   2005...................................................       27,925     263
   Thereafter.............................................       16,544     156
                                                           ------------  ------
                                                           (Yen)419,637  $3,959
                                                           ============  ======

  Allowance for doubtful accounts is based upon past loss experience and an estimation of mortgaged asset values.

16. Research and development expenses and advertising costs:

 Research and development expenses--

  Research and development expenses are charged to income as incurred and such amounts charged to income for the years ended March 31, 1998, 1999 and 2000 were (Yen)288,931 million, (Yen)381,776 million and (Yen)357,626 million ($3,374 million), respectively.

 Advertising costs--

  Advertising costs are expensed as incurred. Advertising costs included in other operating expenses were (Yen)83,452 million, (Yen)89,956 million and
(Yen)113,077 million ($1,067 million) for the years ended March 31, 1998, 1999 and 2000, respectively.

17. Gains on sales of subsidiary stock:

  On May 12, 1998, NTT Data Corporation ("NTT DATA"), a consolidated subsidiary, issued 27,500 shares of common stock in a public offering to third parties at a price of (Yen)5,468 thousand ($51,585) per share, which was in excess of NTT's average per share carrying value. The issuance of these shares at an aggregate issuance price of (Yen)150,370 million ($1,419 million) is regarded as a sale of a part of NTT's interest in NTT DATA. As a result of the issuance, NTT's shareholding in NTT DATA declined from 60 percent to 54 percent.

  On October 22, 1998, NTT DoCoMo, Inc. ("NTT DoCoMo") formerly named NTT Mobile Communications Network Inc., a consolidated subsidiary, completed its initial public offering and its stock on the First Section of the Tokyo Stock Exchange at a price of (Yen)3,900 thousand ($36,792) per share. NTT sold 218,000 shares of NTT DoCoMo's common stock, without par value, for total proceeds of (Yen)826,140 million ($7,794 million), net of related expenses. In addition, NTT DoCoMo issued 327,000 new shares of stock for total proceeds of
(Yen)1,236,500 million ($11,665 million), net of related expenses. As a result of the offering, NTT's stake in NTT DoCoMo has been reduced from 94.68 percent to 67.13 percent.

  The resulting pretax gains on these issuances and sales of subsidiary stock amounting to approximately (Yen)1,634,314 million ($15,418 million) are recognized in the consolidated statement of income for the year ended

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

March 31, 1999 together with applicable deferred taxes thereon. In the consolidated statement of cash flows for the year ended March 31, 1999, the gains on sales of subsidiary stock are excluded from the cash flows from operating activities and the related cash proceeds of (Yen)2,213,010 million ($20,877 million) are included in the cash flows from investing activities.

18. Foreign exchange gain and loss:

  Foreign exchange results (mainly arising from foreign currency borrowings) for the years ended March 31, 1998, 1999 and 2000 were loss of (Yen)799 million, gain of (Yen)1,368 million and (Yen)918 million ($9 million), respectively.

19. Financial instruments:

  The carrying amounts and the estimated fair values of financial instruments excluding debt and equity securities at March 31, 1999 and 2000 are as follows:

                                       1999                              2000                       2000
                          --------------------------------  --------------------------------  ------------------
                             Carrying                          Carrying                       Carrying    Fair
                              amounts        Fair value         amounts        Fair value     amounts    value
                          ---------------  ---------------  ---------------  ---------------  --------  --------
                                                                                              Millions of U.S.
                                                  Millions of yen                                  dollars
Long-term debt including
 current portion........  (Yen)(5,406,904) (Yen)(5,523,304) (Yen)(5,107,736) (Yen)(5,164,290) $(48,186) $(48,720)
Forward exchange
 contracts..............          (10,492)           1,255           16,511          (50,548)     (156)     (477)
Interest rate and
 currency swap
 agreements.............            6,654           (6,344)          53,231          (68,205)      502      (643)
Option contracts
 purchased..............              155                0                9                0         0         0
Option contracts
 written................             (267)            (267)            (145)            (145)       (1)       (1)

 Cash and cash equivalents, notes and accounts receivable, trade, short-term borrowings, accounts payable, trade, and accrued payroll--

  The carrying amounts approximate fair value because of the short maturities of such instruments.

 Long-term debt including current portion--

  The fair value of long-term debt is estimated based on the discounted amounts of future cash flows using NTT's current incremental rates of borrowings for similar liabilities.

 Derivative financial instruments--

  The fair values of forward exchange contracts, interest rate swap agreements, currency swap agreements and interest rate option contracts are estimated based on the amounts NTT and certain subsidiaries would receive or pay to terminate the contracts at March 31, 1999 and 2000 with discounted amounts of net future cash flows.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                             AND ITS SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


  The table below shows the notional principal amounts of those derivative financial instruments at March 31, 1999 and 2000:

                                            1999         2000         2000
                                        ------------ ------------ ------------
                                             Millions of yen      Millions of
                                                                  U.S. dollars
   Forward exchange contracts.......... (Yen)396,679 (Yen)227,688    $2,148
   Interest rate and currency swap
    agreements.........................      850,074      886,701     8,365
   Option contracts purchased..........       30,000        2,000        19
   Option contracts written............       21,600       10,800       102

 Concentrations of credit risk--

  NTT and certain subsidiaries do not have any significant concentration of business transacted with an individual counterparty or groups of counterparties that could, if suddenly eliminated, severely impact our operations at March 31, 2000.

20. Commitments and contingent liabilities:

  Commitments outstanding at March 31, 2000 for the purchase of property, plant and equipment and other assets approximated (Yen)458,131 million ($4,322 million).

  Contingent liabilities at March 31, 2000 for loans guaranteed amounted to
(Yen)33,061 million ($312 million).

  At March 31, 2000, NTT and its subsidiaries had no material litigation or claims outstanding, pending or threatened against it, which would have a material adverse effect on NTT's consolidated financial position or results of operations.

21. Subsequent events:

  On May 8, 2000, NTT Communications Corporation ("NTT Communications"), a subsidiary of NTT, through a U.S.-based subsidiary, entered into a definitive merger agreement with Verio Inc., a U.S. Internet solution provider ("Verio"), pursuant to which NTT Communications will acquire a majority of the shares of Verio at a price of $60 per share of common stock through a takeover bid and Verio will thereafter be merged into the U.S. subsidiary of NTT Communications. The transaction is valued at approximately $5.1 billion.

  On May 9, 2000, NTT DoCoMo signed a Memorandum of Understanding with Dutch-based Koninklijke KPN N.V. ("KPN") and its subsidiary, a holding company of cellular operators, KPN Mobile N.V. ("KPN Mobile"), under which NTT DoCoMo is to acquire 15% of the shares of KPN Mobile. On July 12, 2000, NTT DoCoMo signed a share purchase agreement with KPN Mobile to invest approximately Euro 4 billion (US$3.8 billion).

  On July 12, 2000, NTT DoCoMo signed an agreement with Hutchison and KPN Mobile to purchase equity stakes in Hutchison 3G UK Holdings Ltd ("Hutchison 3G"), a holding company in the United Kingdom which owns the third generation cellular telephone license through a subsidiary. NTT DoCoMo will invest approximately (Pounds)1.2 billion (US$1.8 billion) in Hutchison 3G, acquiring a 20% interest in Hutchison 3G. KPN Mobile will acquire a 15% stake in Hutchison 3G.

        NIPPON TELEGRAPH AND TELEPHONE CORPORATION AND ITS SUBSIDIARIES

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

                              Year Ended March 31

                                          Additions
                             Balance at  charged to
                            beginning of  costs and   Deductions    Balance at
                               period     expenses     (Note 1)    end of period
                            ------------ ----------- ------------  -------------
                                              Millions of yen
Year ended March 31, 1998:
  Allowance for doubtful
   accounts...............  (Yen)26,363  (Yen)27,888 ((Yen)18,435)  (Yen)35,816
                            ===========  =========== ============   ===========
Year ended March 31, 1999:
  Allowance for doubtful
   accounts...............  (Yen)35,816  (Yen)24,838 ((Yen)20,367)  (Yen)40,287
                            ===========  =========== ============   ===========
Year ended March 31, 2000:
  Allowance for doubtful
   accounts...............  (Yen)40,287  (Yen)29,737 ((Yen)34,342)  (Yen)35,682
                            ===========  =========== ============   ===========
--------
Note: 1. Amounts written off.

                             Balance at
                            beginning of                            Balance at
                               period     Additions   Deductions   end of period
                            ------------ ----------- ------------  -------------
                                              Millions of yen
Year ended March 31, 1998:
  Valuation allowance--
   Deferred tax assets....  (Yen) 1,479  (Yen)30,573 ((Yen)1,479)   (Yen)30,573
                            ===========  =========== ============   ===========
Year ended March 31, 1999:
  Valuation allowance--
   Deferred tax assets....  (Yen)30,573  (Yen)   --  ((Yen)30,573)  (Yen)   --
                            ===========  =========== ============   ===========
Year ended March 31, 2000:
  Valuation allowance--
   Deferred tax assets....  (Yen)   --   (Yen) 2,287  (Yen)   --    (Yen) 2,287
                            ===========  =========== ============   ===========